
11005379

TRANSDIGM
GROUP INC.

CONSISTENT APPROACH

2010
ANNUAL REPORT

CONSISTENT GROWTH


A CONSISTENT RECORD OF GROWTH AND PROFITABILITY
In the 17 years since its formation, TransDigm has grown at a compound annual growth rate (CAGR) of 24.5% in EBITDA As Defined and 18.2% in sales.
For net income and a reconciliation of EBITDA As Defined to net income, please see page 23 in the Form 10-K incorporated in this annual report.
Sales (in millions)
EBITDA As Defined (in millions)
18.2%
Compound annual growth from 1993 - 2010
24.5%
Compound annual growth from 1993 - 2010
$800
$600
$400
$200
$0
1993
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
2010

OUR CONSISTENT APPROACH and unique business model have produced a sector-leading record of growth and profitability through up and down markets, multiple acquisitions, and periods of leveraging and deleveraging. This proven operating strategy has enabled us to steadily increase the intrinsic value of the business and generate returns to shareholders well in excess of the indexes and our peer group.

TransDigm Group Incorporated is a leading global designer, producer and supplier of thousands of highly engineered aerospace components, systems and subsystems. The vast majority of these products are highly customized to meet specific needs of aircraft operators and airframe manufacturers and are proprietary to TransDigm.

CONSISTENT INDUSTRY



WORLDWIDE REVENUE PASSENGER MILES (in billions)
Strong, steady growth in air travel drives stable aftermarket sales.
Source: The Airline Monitor
Doubles about every 15 years
5.85%
Compound annual growth from 1970 - 2015
forecast
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1970
75
80
1985
90
95
2000
05
10
2015

CONSISTENT LONG-TERM GROWTH in excess of global GDP has been a hallmark of the air travel business. Few industries can compare. Since 1970, projected through 2015, worldwide air passenger traffic has grown at a compound annual rate of 5.85%, doubling about every 15 years. And year-over-year declines have been rare – just four in four decades.

Aftermarket revenues have historically produced a higher gross margin and have provided relative stability in downturns. Sixty percent of our sales and a much higher percentage of profitability come from the aftermarket. Moreover, our parts are on virtually every major aerospace platform operating today. This worldwide installed base of 63,000 aircraft represents a reliable, recurring, long-tailed stream of aftermarket revenue.

MAJOR AIRFRAME PLATFORMS WE SUPPLY

COMMERCIAL: Boeing 737, 747, 757, 767, 777, 787; Airbus A300/310, A319/20/21, A330/A340, A380; Bombardier CRJ, Challenger, and Dash 8 families; Embraer RJ family; Cessna Citation family; Hawker Beechcraft Premier, King Air and Hawker family; most Gulfstream airframes

MILITARY: Boeing C-17, F-15 and F-18; Lockheed Martin C-130, F-16, F-22 and F-35 (JSF); Northrop Grumman E2C (Hawkeye); Black Hawk, Chinook and Apache helicopters; Airbus A400M

Ignition Systems and Engine Sensors

Pumps

Valves

Motors, Actuators and Controls

Water Faucets and Systems

Quick Disconnects and Couplings

Batteries, Chargers and Power Conditioning

Aircraft Hardware and Cockpit Security Systems

Composites and Elastomers

Audio Systems

Lighting and Displays

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)	2010	2009	2008
		Fiscal Years Ended September 30,	
Sales	**$ 828**	$ 762	$ 714
Gross Profit Percentage	**57.2%**	56.4%	54.1%
Income From Operations	**$ 363**	$ 335	$ 299
Operating Margin	**43.9%**	44.0%	41.9%
Net Income	**$ 163**	$ 163	$ 133
Diluted Earnings Per Share	**$ 2.52**	$ 3.10	$ 2.56
Diluted Shares Outstanding	**52.9**	52.5	52.1
EBITDA As Defined[1]	**$ 412**	$ 375	$ 333
EBITDA As Defined Margin	**49.7%**	49.2%	46.7%
Balance Sheet Data			
Cash	**$ 234**	$ 190	$ 159
Working Capital	**470**	395	335
Total Assets	**2,678**	2,454	2,256
Long-Term Debt, Including Current Portion	**1,772**	1,357	1,357
Stockholders' Equity	**593**	819	654

1 EBITDA As Defined is a non-GAAP financial measure presented here as supplemental disclosures to net income and reported results. For a presentation of the most directly comparable GAAP measure and a reconciliation of EBITDA As Defined, please see page 23 of the Form 10-K incorporated in this annual report, under Item 6, Selected Financial Data.


$714
$762
$828
08
09
10
SALES
(In millions)


$2.56
$3.10
$2.52
08
09
10
EARNINGS PER SHARE


$2.69
$3.29
$3.35
08
09
10
ADJUSTED EARNINGS PER SHARE


$333
$375
$412
08
09
10
EBITDA AS DEFINED
(In millions)


46.7%
49.2%
49.7%
08
09
10
EBITDA AS DEFINED MARGIN







This annual report contains forward-looking statements. These statements are based on certain assumptions and management's current knowledge. Accordingly, we caution you not to unduly rely on forward-looking statements, which speak only as of the date hereof. We intend these statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "anticipate," "believe," and similar expressions are intended to identify forward-looking statements. We caution you that forward-looking statements involve risks and uncertainties that could cause actual results to vary from those statements. For a discussion of these risks see "Risk Factors" on page 6 of the Form 10-K incorporated in this annual report.

CONSISTENT STRATE



FELLOW SHAREHOLDERS: Fiscal 2010 was a good year for our company and our shareholders. In spite of a challenging commercial market in the first half, full-year revenues were up 8.7% and profitability remained strong. We closed two acquisitions, announced the largest acquisition in our history, secured new business awards, kept a close eye on costs, and remained clearly focused on our consistent value driver strategy. Consistent with our long-standing strategy of utilizing leverage where appropriate to create equity value, in early fiscal 2010 we paid a special cash dividend of $7.65 per share. As we enter fiscal 2011 we continue to follow the consistent, proven long-term strategy we have pursued since the formation of the business 17 years ago.

GY



Pictured left to right: Bernt G. Iverson, II, Executive Vice President; Raymond F. Laubenthal, President and Chief Operating Officer; Albert J. Rodriguez, Executive Vice President, Mergers & Acquisitions; James Riley, Executive Vice President; Robert S. Henderson, Executive Vice President; W. Nicholas Howley, Chief Executive Officer and Chairman of the Board of Directors; Gregory Rufus, Executive Vice President, Chief Financial Officer and Secretary.

We believe our business model and strategy is unique in the aerospace components industry both in its consistency and its ability to create and sustain intrinsic shareholder value through all phases of the aerospace cycle. The strategy has four elements:

» Produce a wide range of proprietary niche aerospace products with significant aftermarket exposure.

» Consistently pursue a value-based operating strategy that includes generating profitable new business, making steady improvement to our cost structure, providing real value to our customers, and pricing our products to reflect this value.

» Maintain a decentralized, incentivized organization that keeps us close to the customer and enables us to attract and retain entrepreneurial managers who think and act like owners.

» Follow a focused and disciplined process to acquire proprietary aerospace components manufacturing businesses with significant aftermarket revenue and where we can demonstrate a clear path to value creation.

A PROVEN STRATEGY

Here is why the strategy works: More than 90% of our net sales are generated by proprietary products and around three-quarters of our net sales come from products for which we are the sole source provider. About 60% of net sales and a much higher percentage of our EBITDA come from aftermarket sales. Aftermarket revenues have historically produced a higher gross margin and have provided relative stability during downturns.

We work hard to maintain a decentralized entrepreneurial organization with key managers focused on value creation and compensated to think and act like owners.

We pay close attention to our capital structure and view it as another means to create shareholder value. We have been willing to "lever-up" when we see good opportunities, such as the McKechnie Aerospace Holdings, Inc. acquisition, or when we view our leverage as sub-optimal for value creation, as we did in late 2009 when we chose to pay the special dividend and recapitalize.

We are able to do this in part because our high EBITDA margins and relatively low capital expenditure requirements enable us to generate strong free cash flow, year


TransDigm Group Inc.
S&P 500 Index
Peer Group*
$350
$300
$250
$200
$150
$100
$50
3/15/06
9/30/06
9/30/07
9/30/08
9/30/09
9/30/10

CUMULATIVE TOTAL RETURN WELL IN EXCESS OF THE INDEX AND PEER GROUP

This graph compares the cumulative total return of a hypothetical investment in the shares of common stock of TransDigm Group with the cumulative total return of a hypothetical investment in each of the S&P 500 Index and a peer group based on the respective market prices of each on the dates shown. This assumes an initial investment of $100 on 3/15/06, the date of the TransDigm initial public offering.

*Peer Group: BE Aerospace Inc., Esterline Technologies Corp., Goodrich Corp., Heico Corp., Precision Castparts Corp., Rockwell Collins Inc., Triumph Group Inc., Woodward Governor Company in and year out. In fiscal 2010, for example, the company generated $197 million of cash from operating activities, representing 121% of net income. This strong free cash flow allows us to access the capital markets when we need to.

The strength and consistency of TransDigm's business model is now well recognized by the financial markets, and the business media are taking notice. During 2010, *Fortune* named us to its list of The 100 Fastest-Growing Companies in the World, while *Forbes* included us on its list of The 100 Best Small Companies in America.

AEROSPACE MARKETS IMPROVE

The commercial markets were generally improved, and trends were positive as we entered fiscal 2011. On the commercial aftermarket side, revenues were up 3% for the year. Incoming orders ran 5-10% above shipment levels and about 20% above the prior-year booking level. Commercial OEM revenues were down more than 10% year over year. This decrease was primarily driven by significant production rate reductions and related inventory decreases among the business jet OEMs. Business jet OEM revenues were down about 30% on a full-year basis.

Full-year commercial transport OEM bookings were up more than 25% compared with the prior year. Industry forecasters and airframe manufacturers continue to be optimistic about 2011 production. Both Airbus and Boeing announced rate increases on certain platforms. Defense revenues rose at a slower 4% rate in fiscal 2010 following strong 20% growth in fiscal 2009. Second half revenues trailed the prior-year period, and defense bookings were essentially flat.

FISCAL 2010 ENDS STRONG

We were pleased with our operating results for fiscal 2010, given the overall economy. After a slow start, we ended fiscal 2010 on a strong note with full-year revenues of $828 million, an 8.7% increase over fiscal 2009. All of the increase was due to recent acquisitions as organic sales declined 1%.

Net income for fiscal 2010 increased 0.3% to $163.4 million, or $2.52 per share, from $162.9 million, or $3.10 per share, in fiscal 2009. Although net income was essentially flat, there were gains due to the growth in net sales, improvements in operating margins resulting from the strength of our proprietary products, productivity gains from continued cost reduction initiatives, and favorable product mix. Offsetting these gains was an increase in interest expense of $18.1 million, net of tax, or $0.34 per share, primarily associated with the October 2009 note offering. In addition, earnings per share were reduced by $0.57 per share, representing dividend equivalent payments in the first quarter.

We also measure our performance by EBITDA and EBITDA As Defined because we believe they are useful indicators for evaluating operating performance and liquidity. (See footnote to Financial Highlights table on page 1.) Fiscal 2010 EBITDA increased 8.4% to $393.2 million compared with the prior-year period. EBITDA As Defined increased 9.9% to $411.6 million. Due to the combination of improving commercial aftermarket demand and our ongoing operating initiatives, EBITDA As Defined margin increased to a record high of 49.7% of sales, in spite of the dilutive impact of recent acquisitions.

ACQUISITIONS CONTINUE

We completed two acquisitions during fiscal 2010: valve maker Dukes Aerospace, Inc., for about $96 million in cash, and sensor maker Semco Instruments, Inc., for about $71 million in cash. At the end of November 2010 we announced the definitive agreement to acquire the Actuation electro-mechanical components business from Teleflex Incorporated for about $94 million in cash.

In December 2010, we completed the $1.27 billion acquisition of McKechnie Aerospace. McKechnie is a holding company consisting of seven major operating units that primarily sell proprietary engineered components to the worldwide commercial aerospace markets. This was the first sizable acquisition opportunity we have seen in the last three or four years that met our stringent criteria. All four of these acquisitions are outstanding businesses that fit well with our strategy and expand our product offerings across a fuller range of aerospace applications.




60%
AFTERMARKET
40%
OEM

NET SALES BY END MARKET

23% Commercial Aerospace OEM
16% Defense Aerospace OEM
1% Other OEM
40% Commercial Aerospace Aftermarket
18% Defense Aerospace Aftermarket
2% Other Aftermarket

To fund the McKechnie acquisition, we completed a comprehensive refinancing of all of our existing debt in mid-December with a $1.60 billion private offering of 7.75% senior subordinated notes due 2018, a new undrawn $245 million revolving credit facility and a $1.55 billion term loan due 2015 and 2016. We also used the proceeds to repay the existing senior secured facility and repurchase all our outstanding senior subordinated notes. Indicative of the capital markets' confidence in our business model, we were able to increase the size of the term loan and almost double the size of the debt offering from the original plan, even as global debt markets were weakening.

NEW BUSINESS DEVELOPMENT

Acquisitions have been an essential component of our growth strategy, and we continue to actively pursue opportunities. Our market research tells us there is no shortage of good prospects in the near term or over the long term. Even so, it is important to remember that we have consistently generated about half of our growth organically through new business development. And in fact, we were quite active on the new business front during fiscal 2010.

At Airbus, we are nearing completion of development work for the A380 and A350 cockpit door structure and the associated cockpit security systems. As a result of our expertise, we were awarded the cockpit security door module on the Mitsubishi Regional Jet, and we are negotiating additional applications at other airframe OEMs.

On the Boeing 787, we completed the major development program on the digital audio systems, and we are wrapping up the work on a wide variety of fuel and hydraulic composite tubing, connectors and electronic isolators. We also developed several engineered solutions to optimize water capacity and water quality on Boeing aircraft, which we are now also selling to major airlines for use on their fleets. Additionally, we have developed an energy-efficient LED cabin lighting system that Boeing operators can use to replace their heavier, less efficient fluorescent lighting systems.

In the military sector, we were awarded a number of programs to enhance the capabilities or extend the life of rotary wing aircraft, including the Apache, CH-47 and CH-53 helicopters. We also have been awarded programs on the Global Hawk unmanned aerial surveillance vehicle, the Navy's P3 Orion, P8-A Poseidon and EP3 Aries reconnaissance aircraft, and the APKWS laser-guided missile.

MOMENTUM EXPECTED TO CONTINUE

Looking ahead, we expect the positive momentum we saw in the second half of fiscal 2010 to continue in 2011 and accelerate in the second half. We believe our existing businesses can maintain EBITDA As Defined margins at the 2010 level as favorable pricing and productivity should offset modest acquisition dilution. Meanwhile, we expect to see steady margin improvements as we integrate our recent acquisitions into the TransDigm business and culture. We remain confident in our ability to create intrinsic value throughout the aerospace industry cycle.

On behalf of the board of directors and officers of TransDigm, we thank our stockholders, bondholders and lenders for their support, our customers for choosing TransDigm as their supplier, and our employees for their hard work. We welcome the new employees who have joined the TransDigm family through acquisitions. We will continue to dedicate ourselves to creating sustainable value for all of our stakeholders this year and into the future.

Sincerely,



W. Nicholas Howley
Chairman and Chief Executive Officer
December 29, 2010





These photos depict just a small sample of the wide range of aircraft platforms that incorporate our OEM and aftermarket products – commercial transports, regional and business jets, private planes, and military aircraft.

CONSISTENT INNOVATION

TransDigm consistently delivers innovative aerospace solutions to its OEM and aftermarket customers. These engineered solutions expand our profitable product offering and add to future growth. Most of our new business efforts are focused on Boeing, Airbus and other OEM airframe makers, but we have been quite successful in developing new products that solve problems for our aftermarket customers. For example, we partnered with Boeing to design a water capacity sensor for the 777 and 747-8 that optimizes the weight of the potable water carried on each flight, resulting in fuel savings. We are now selling this product as a retrofit system to the airline aftermarket, as well as supporting OEM production. We have also engineered a variant of this retrofit system for use on other Boeing aircraft such as the 747-400 and 767 models. Boeing is now considering expanding our system on additional production platforms. Other important new business programs underway include:

» The cockpit door and security systems for the Airbus A380, A350 and Mitsubishi Regional Jet.

» The digital flight deck audio system for the Boeing 787.

» Upgraded electrical power systems for the Boeing CH-47 Chinook, Sikorsky CH-53 Sea Stallion helicopters and the P3 Orion surveillance aircraft. These upgrades will increase available power to allow the addition of accessories such as direct infrared countermeasures.

» Fin actuator motors and positioning encoders for laser-guided missiles.

» Frequency converters for the CH-47 Chinook and CH-53 Sea Stallion helicopters that eliminate radio communications static.


Cockpit Door Module – Commercial Aircraft


Potable Water Sensing – Commercial Aircraft


Frequency Converter – Commercial Aircraft


Digital Flight Deck Audio System – Commercial Aircraft


Electrical Power Systems – Military Aircraft / Helicopters


Fin Actuator Motors – Military Missiles







TRANSDIGM BUSINESS GROUPS


Adams Rite Aerospace

ADEL WIGGINS
GROUP

ADS
TRANSICOIL

AERO
CONTROLEX

AEROFLUIDPRODUCTS

Avionic Instruments

avtech
Ideas That Fly

CDA InterCorp

CEF INDUSTRIES, LLC

CHAMPION
AEROSPACE

Dukes
aerospace

MarathonNorco
Aerospace

Semco
INSTRUMENTS, INC.

SKURKA

ADS/TRANSICOIL
Custom engineered liquid crystal displays, clocks, transducers and brushless motors
Collegeville, PA
www.adstcoil.com

ADAMS RITE AEROSPACE, INC.
Cockpit security systems, control systems, aircraft hardware, water faucets and systems and throttle quadrants
Fullerton, CA
www.ar-aero.com

ADELWIGGINS GROUP
Wiggins flexible fluid line connectors, special connectors and quick disconnects, heaters, hoses, refueling systems and clamps
Los Angeles, CA
www.adelwiggins.com

AERO FLUID PRODUCTS
Fuel, hydraulic and pneumatic valves; fluid regulator systems
Painesville, OH
www.aerofluidproducts.com

AEROCONTROLEX GROUP
Fuel, hydraulic and lubrication pumps; mechanical controls and gear box actuators
South Euclid, OH
www.aerocontrolex.com

AVIONIC INSTRUMENTS LLC
Power conversion equipment, including static inverters, frequency converters and transformer rectifiers
Avenel, NJ
www.avionicinstruments.com

AVTECH CORPORATION
Flight deck audio, passenger address systems, cabin lighting and power control products
Seattle, WA
www.avtcorp.com

CDA INTERCORP LLC
Specialized controllable drive actuators, motors, transducers and gearing for technologically advanced control systems
Deerfield Beach, FL
www.cda-intercorp.com

CEF INDUSTRIES LLC
Mechanical and electromechanical actuators, cargo handling equipment, compressors and pumps
Addison, IL
www.cefind.com

CHAMPION AEROSPACE LLC
Igniters, exciters, and leads for turbine engines, spark plugs, oil filters and ignition harnesses for reciprocating engines
Liberty, SC
www.championaerospace.com

DUKES AEROSPACE, INC.
Fuel pumps, solenoids, pneumatic valves and cabin pressure control systems
Northridge, CA
www.dukesaerospace.com

MARATHONNORCO AEROSPACE, INC.
Nickel-cadmium batteries, Christie battery chargers, hold-open rods, support struts and coupling devices
Waco, TX
www.mnaerospace.com

SEMCO INSTRUMENTS, INC.
Aircraft sensors, electronic controls and electrical cables for the gas turbine industry
Valencia, CA
www.semcoinstruments.com

SKURKA AEROSPACE INC.
AC/DC motors, fans, blowers, speed transducers and tachometers
Camarillo, CA
www.skurka-aero.com

OFFICERS AND BOARD OF DIRECTORS

CORPORATE MANAGEMENT

W. NICHOLAS HOWLEY
Chief Executive Officer and
Chairman of the Board of Directors

RAYMOND F. LAUBENTHAL
President and Chief Operating Officer

GREGORY RUFUS
Executive Vice President,
Chief Financial Officer and Secretary

ROBERT S. HENDERSON
Executive Vice President

BERNT G. IVERSON, II
Executive Vice President

ALBERT J. RODRIGUEZ
Executive Vice President
Mergers & Acquisitions

JAMES RILEY
Executive Vice President

OPERATING UNIT MANAGEMENT

JOHN F. LEARY
President,
Adams Rite Aerospace, Inc.

PETER PALMER
President,
AdelWiggins Group

JAMES SKULINA
President,
Aero Fluid Products

ROGER V. JONES
President,
AeroControlex Group

BRYCE WIEDEMAN
President,
Avionic Instruments LLC

JORGE L. VALLADARES III
President,
Avtech Corporation

JOSEPH K. GROTE
General Manager,
CDA InterCorp LLC

YUSUF MUHAMMAD
President,
CEF Industries LLC

JIM LIDDLE
President,
Champion Aerospace LLC

JOHN KUSS
President,
Dukes Aerospace, Inc.

JACK STIFFLER
President,
MarathonNorco Aerospace, Inc.

VINCENT SANDOVAL
President,
Semco Instruments, Inc.

JOEL REISS
President,
Skurka Aerospace Inc.

JOHN R. PLANCHAK
President,
Transicoil LLC

BOARD OF DIRECTORS

W. NICHOLAS HOWLEY(4)
Chief Executive Officer and
Chairman of the Board of Directors
TransDigm Group Incorporated

DAVID A. BARR(4)
Managing Director
Warburg Pincus LLC and
General Partner, Warburg Pincus & Co.

MERVIN DUNN(1)(3)
Chief Executive Officer
Commercial Vehicle Group, Inc.

MICHAEL GRAFF(1)
Managing Director
Warburg Pincus LLC and
General Partner, Warburg Pincus & Co.

SEAN P. HENNESSY(2)(3)
Senior Vice President – Finance and
Chief Financial Officer
The Sherwin-Williams Company

DOUGLAS W. PEACOCK(2)(3)(4)
Past Chairman of the
Board of Directors and past
Chief Executive Officer of TransDigm Inc.

ROBERT J. SMALL(1)(2)
Managing Director
Berkshire Partners LCC

(1) Compensation Committee
(2) Audit Committee
(3) Nominating & Corporate Governance Committee
(4) Executive Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-32833

TransDigm Group Incorporated
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

41-2101738
(I.R.S. Employer Identification No.)

1301 East 9th Street, Suite 3710, Cleveland, Ohio	**44114**
(Address of principal executive offices)	**(Zip Code)**

(216) 706-2960
(Registrants' telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock	**New York Stock Exchange**
(Title)	**(Name of exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of April 3, 2010, based upon the last sale price of such voting and non-voting common stock on that date was $2,616,470,118.

The number of shares outstanding of TransDigm Group Incorporated's common stock, par value $.01 per share, was 49,448,405 as of October 29, 2010.

Documents incorporated by reference: The registrant incorporates by reference in Part III hereof portions of its definitive Proxy Statement for its 2011 Annual Meeting of Stockholders.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in Items 1,1A, 2, 3, 5 and 7 hereof and elsewhere within this Report generally. In addition, when used in this Report, the words "believes," "anticipates," "expects," "should" and similar words or expressions are intended to identify forward-looking statements. Although the Company (as defined below) believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made in this Report. The more important of such risks and uncertainties are set forth under the caption "Risk Factors" and elsewhere in this Report. Many such factors are outside the control of the Company. Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not undertake, and specifically decline any obligation, to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

In this report, the term "TD Group" refers to TransDigm Group Incorporated, which holds all of the outstanding capital stock of TransDigm Inc. The terms "Company," "TransDigm," "we," "us," "our" and similar terms refer to TD Group, together with TransDigm Inc. and its direct and indirect subsidiaries. References to "fiscal year" mean the year ending or ended September 30. For example, "fiscal year 2010" or "fiscal 2010" means the period from October 1, 2009 to September 30, 2010.

PART I

ITEM 1. BUSINESS

The Company

TransDigm Inc. was formed in July 1993 in connection with the acquisition of certain businesses from IMO Industries Inc. TransDigm Group Incorporated ("TD Group") was formed in July 2003 at the direction of Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") to facilitate the acquisition of TransDigm, Inc. In March 2006 and May 2007, certain stockholders of TD Group and certain members of our management sold shares of TD Group common stock in underwritten public offerings. TD Group did not offer any shares of common stock for sale in the offerings and TD Group did not receive any of the proceeds from the sale of shares by the selling stockholders. As a result of the initial public offering in 2006, TD Group's common stock is publicly traded on the New York Stock Exchange under the ticker symbol "TDG." As a result of the follow on offering in 2007, TD Group was no longer a "controlled company" for the purposes of the NYSE listing requirements.

We believe we are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified due to the broad range of products we offer to our customers. We estimate that over 95% of our net sales for fiscal year 2010 were generated by proprietary products. In addition, for fiscal year 2010, we estimate that we generated approximately 80% of our net sales from products for which we are the sole source provider.

Most of our products generate significant aftermarket revenue. Once our parts are designed into and sold on a new aircraft, we generate net sales from aftermarket consumption over the life of that aircraft, which is generally estimated to be approximately 30 years. We estimate that approximately 60% of our net sales in fiscal year 2010 were generated from aftermarket sales, the vast majority of which come from the commercial and military aftermarkets. These aftermarket revenues have historically produced a higher gross margin and been more stable than sales to original equipment manufacturers, or OEMs.

On September 25, 2010, we entered into a definitive agreement (the "Purchase Agreement") with McKechnie Holdings LLC to purchase all of the outstanding stock of McKechnie Aerospace Holdings, Inc. ("McKechnie"), a privately owned supplier of innovative aerospace products controlled by JLL Partners Inc., for a total purchase price on a cash-free, debt-free basis of approximately $1,265 million in cash. The Purchase Agreement contains representations, warranties, covenants and conditions that we believe are customary for a transaction of this size and type, as well as indemnification provisions subject to specified limitations. The closing of the McKechnie acquisition is subject to several conditions, including receipt of required regulatory approvals, and there can be no assurance that the McKechnie acquisition will be consummated as contemplated, or at all. We intend to finance the McKechnie acquisition and concurrently refinance a portion of our existing indebtedness through a combination of senior subordinated notes and borrowings under a new senior secured credit facility.

Products

We primarily design, produce and supply highly-engineered proprietary aerospace components (and certain systems/subsystems) with significant aftermarket content. We seek to develop highly customized products to solve specific needs for aircraft operators and manufacturers. We attempt to differentiate ourselves based on engineering, service and manufacturing capabilities. We typically choose not to compete for non-proprietary "build to print" business because it frequently offers lower margins than proprietary products. We believe that our products have strong brand names within the industry and that we have a reputation for high quality, reliability and customer support.

Our business is well diversified due to the broad range of products that we offer to our customers. Some of our more significant product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, aircraft audio systems, specialized cockpit displays, engineered latching and locking devices, specialized lavatory components, engineered connectors and elastomers, rods and locking devices, NiCad batteries/chargers, and lighting and control technology.

Sales and Marketing

Consistent with our overall strategy, our sales and marketing organization is structured to continually develop technical solutions that meet customer needs. In particular, we attempt to focus on products and programs that will lead to high-margin, repeatable sales in the aftermarket.

We have structured our sales efforts along our major product offerings, assigning a product manager to certain products. Each product manager is expected to grow the sales and profitability of the products for which he or she is responsible and to achieve the targeted annual level of bookings, sales, new business and profitability for such products. The product managers are assisted by account managers and sales engineers who are responsible for covering major OEM and aftermarket accounts. Account managers and sales engineers are expected to be familiar with the personnel, organization and needs of specific customers, to achieve total bookings and new business goals at each account and, together with the product managers, to determine when additional resources are required at customer locations. Most of our sales personnel are compensated, in part, on their bookings and their ability to identify and obtain new business opportunities.

Though typically performed by employees, the account manager function may be performed by independent representatives depending on the specific customer, product and geographic location. We also use a number of distributors to provide logistical support as well as primary customer contact with certain smaller accounts. Our major distributors are Aviall, Inc. (a subsidiary of The Boeing Company) and Satair A/S (a Danish public company on whose Board of Directors Mr. Howley, our Chairman and Chief Executive Officer, serves).

Manufacturing and Engineering

We maintain eighteen principal manufacturing facilities. Each manufacturing facility comprises manufacturing, distribution and engineering as well as administrative functions, including management, sales and finance. We continually strive to improve productivity and reduce costs, including rationalization of operations, developing improved control systems that allow for accurate product profit and loss accounting, investing in equipment, tooling, information systems and implementing broad-based employee training programs. Management believes that our manufacturing systems and equipment contribute to our ability to compete by permitting us to meet the rigorous tolerances and cost sensitive price structure of aircraft component customers.

We attempt to differentiate ourselves from our competitors by producing uniquely engineered products with high quality and timely delivery. Our engineering costs are recorded in Cost of Sales and in Selling and Administrative captions in our Consolidated Statements of Income. Total engineering expense represents approximately 9% of our operating units' aggregate costs, or approximately 5% of our consolidated net sales. Our proprietary products, and particularly our new product initiatives, are designed by our engineers and are intended to serve the needs of the aircraft component industry. These proprietary designs must withstand the extraordinary conditions and stresses that will be endured by products during use and meet the rigorous demands of our customers' tolerance and quality requirements.

We use sophisticated equipment and procedures to comply with quality requirements, specifications and Federal Aviation Administration (the "FAA") and OEM requirements. We perform a variety of testing procedures, including testing under different temperature, humidity and altitude levels, shock and vibration testing and X-ray fluorescent measurement. These procedures, together with other customer approved techniques for document, process and quality control, are used throughout our manufacturing facilities.

Customers

Our customers include: (1) distributors of aerospace components; (2) worldwide commercial airlines, including national and regional airlines; (3) large commercial transport and regional and business aircraft OEMs; (4) various armed forces of the United States and friendly foreign governments; (5) defense OEMs; (6) system suppliers; and (7) various other industrial customers. For the year ended September 30, 2010, Boeing (which includes Aviall, Inc., a distributor of commercial aftermarket parts to airlines throughout the world) accounted for approximately 14% of our net sales. Our top ten customers for fiscal year 2010 accounted for approximately 48% of our net sales. Products supplied to many of our customers are used on multiple platforms.

Active commercial production programs include the Boeing 737, 747, 767 and 777, the Airbus A319/20/21, A330/A340 and A380, the Bombardier CRJ's and Challenger, the Embraer RJ's, the Cessna Citation family, the Raytheon Premier and Hawker and most Gulfstream airframes. Military platforms include aircraft such as the Boeing C-17, F-15 and F-18, the Lockheed Martin C-130J and F-16, the Northrop Grumman E2C (Hawkeye), the Joint Strikefighter and the Blackhawk, Chinook and Apache helicopters. TransDigm has been awarded numerous contracts for the development of engineered products for production on the Boeing 787 and Airbus A350XWB and A400M programs.

We believe that we have strong customer relationships with almost all large commercial transport, regional, general aviation and military OEMs. The demand for our aftermarket parts and services depends on, among other things, the breadth of our installed OEM base, revenue passenger miles ("RPMs"), the size and age of the worldwide aircraft fleet and, to a lesser extent, airline profitability. We believe that we are also a leading supplier of components used on U.S. designed military aircraft, including components that are used on a variety of fighter aircraft, military freighters and military helicopters.

Competition

The niche markets within the aerospace industry that we serve are relatively fragmented and we face several competitors for many of the products and services we provide. Due to the global nature of the commercial aircraft industry, competition in these categories comes from both U.S. and foreign companies. Competitors in our product offerings range in size from divisions of large public corporations that have significantly greater financial, technological and marketing resources than we do, to small privately-held entities, with only one or two components in their entire product portfolios.

We compete on the basis of engineering, manufacturing and marketing high quality products, which we believe meet or exceed the performance and maintenance requirements of our customers, consistent and timely delivery, and superior customer service and support. The industry's stringent regulatory, certification and technical requirements, and the investments necessary in the development and certification of products, create barriers to entry for potential new competitors. As long as customers receive products that meet or exceed expectations and performance standards, we believe that they will have a reduced incentive to certify another supplier because of the cost and time of the technical design and testing certification process. In addition, we believe that concerns about safety and flight delays if products are unavailable or undependable are reasons for our customers to continue long-term supplier relationships.

Government Contracts

Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally: (1) suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations; (2) terminate existing contracts; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) control and potentially prohibit the export of our products.

Governmental Regulation

The commercial aircraft component industry is highly regulated by both the FAA in the United States and by the Joint Aviation Authorities in Europe and other agencies throughout the world, while the military aircraft component industry is governed by military quality specifications. We, and the components we manufacture, are required to be certified by one or more of these entities or agencies, and, in many cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models.

We must also satisfy the requirements of our customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. In addition, the FAA requires that various maintenance routines be performed on aircraft components. We believe that we currently satisfy or exceed these maintenance standards in our repair and overhaul services. We also maintain several FAA approved repair stations.

In addition, sales of many of our products that will be used on aircraft owned by non-U.S. entities are subject to compliance with U.S. export control laws.

Our operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act ("OSHA"), mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances.

Raw Materials

We require the use of various raw materials in our manufacturing processes. We also purchase a variety of manufactured component parts from various suppliers. At times, we concentrate our orders among a few suppliers in order to strengthen our supplier relationships. Raw materials and component parts are generally available from multiple suppliers at competitive prices.

Intellectual Property

We have various trade secrets, proprietary information, trademarks, trade names, patents, copyrights and other intellectual property rights, which we believe, in the aggregate but not individually, are important to our business.

Backlog

As of September 30, 2010, the Company estimated its sales order backlog at $467 million compared to an estimated sales order backlog of $402 million as of September 30, 2009. The increase in backlog is due to the acquisitions of Dukes Aerospace and Semco, discussed below, totaling approximately $35 million and an increase in orders across existing product lines in both OEM and aftermarket channels, reflecting the apparent beginning of a long awaited upturn in global air traffic. The majority of the purchase orders outstanding as of September 30, 2010 are scheduled for delivery within the next twelve months. Purchase orders may be subject to cancellation or deferral by the customer prior to shipment. The level of unfilled purchase orders at any given date during the year will be materially affected by the timing of the Company's receipt of purchase orders and the speed with which those orders are filled. Accordingly, the Company's backlog as of September 30, 2010 may not necessarily represent the actual amount of shipments or sales for any future period.

Foreign Operations

Although we manufacture substantially all of our products in the United States, we manufacture some products in Malaysia through our wholly-owned Malaysian subsidiary and some products in Mexico through a maquiladora relationship with a third party. We sell our products in the United States, as well as in foreign countries. Substantially all of our foreign sales are transacted in U.S. dollars and, therefore, we have no material exposure to fluctuations in the rate of exchange between foreign currencies and the U.S. dollar as a result of foreign sales. In addition, the amount of components or other raw materials or supplies that we purchase from foreign suppliers, including our Malaysian manufacturing subsidiary, are not material, with substantially all such transactions being made in U.S. dollars. Accordingly, we have no material exposure to currency fluctuations in the rate of exchange between foreign currencies and the U.S. dollar arising from these transactions.

Our direct sales to foreign customers were approximately $170.6 million, $150.4 million, and $144.3 million for fiscal years 2010, 2009 and 2008, respectively. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on the business or market opportunities of the Company within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Environmental Matters

Our operations and facilities are subject to federal, state, local and foreign environmental laws and regulations governing, among other matters, the emission, discharge, generation, management, transportation and disposal of hazardous materials, wastes and pollutants, the investigation and remediation of contaminated sites, the health and safety of our employees, and permits required in connection with our operations. Although management believes that our operations and facilities are in material compliance with applicable environmental laws, management cannot provide assurance that future changes in such laws, or the regulations or requirements thereunder, or in the nature of our operations will not require us to make significant additional expenditures to ensure compliance in the future. Further, we could incur substantial costs, including cleanup costs, fines and sanctions, and third party property damage or personal injury claims as a result of violations of or liabilities under environmental laws, relevant common law, or the environmental permits required for our operations. Changes in environmental, health and safety laws or regulations or other or new regulations could increase our cost of doing business or impact the demand for our products.

Under some environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous materials. Persons who arrange for disposal or treatment of hazardous materials also may be liable for the costs of investigation, removal or remediation of those substances at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Because we own and/or operate a number of facilities that have a history of industrial or commercial use and because we arrange for the disposal of hazardous materials at many disposal sites, we may and do incur costs for investigation, removal and remediation. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We receive inquiries and notices of potential liability with respect to offsite disposal facilities from time to time. Although we have not incurred any material investigation or cleanup costs to date and investigation and cleanup costs are not expected to be material in the future for existing operations of TD Group, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites, the failure of any other potentially liable party to meet its obligations, or the initiation of suits for personal injury or damages to property or natural resources could result in significant liability for us.

Employees

As of September 30, 2010, we had approximately 2,400 employees. Approximately 3% of our employees were represented by the United Steelworkers Union, approximately 2% were represented by the United Automobile, Aerospace and Agricultural Implement Workers of America and approximately 3% were represented by the International Brotherhood of Electrical Workers. Collective bargaining agreements between us and these labor unions expire in April 2011, November 2012 and May 2013, respectively. We consider our relationship with our employees generally to be satisfactory.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation or other legal proceedings arising in the ordinary course of business. Based upon information currently known to us, we believe the outcome of such proceedings will not have, individually or in the aggregate, a material adverse effect on our business, our financial condition or results of operations.

Available Information

TD Group's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments, will be made available free of charge on the Company's website, www.transdigm.com, as soon as reasonably practicable, following the filing of the reports with the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Set forth below are important risks and uncertainties that could negatively affect our business and financial condition and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this report.

Our business is sensitive to the number of flight hours that our customers' planes spend aloft, the size and age of the worldwide aircraft fleet and our customers' profitability. These items are, in turn, affected by general economic conditions.

Our business is directly affected by, among other factors, changes in revenue passenger miles (RPMs), the size and age of the worldwide aircraft fleet and, to a lesser extent, changes in the profitability of the commercial airline industry. RPMs and airline profitability have historically been correlated with the general economic environment, although national and international events also play a key role. For example, in recent years, the airline industry has been severely affected by the downturn in the global economy, higher fuel prices, the increased security concerns among airline customers following the events of September 11, 2001, the Severe Acute Respiratory Syndrome, or SARS, epidemic and the conflicts in Afghanistan and Iraq. In addition, recent global market and economic conditions have been unprecedented and challenging with continued turbulence in the U.S. and international markets and economies and have prolonged declines in business and consumer spending. As a result of the substantial reduction in airline traffic resulting from these events, the airline industry incurred, and some in the industry continue to incur, large losses and financial difficulties. Some carriers have also parked or retired a portion of their fleets and have reduced workforces and flights. During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there would be a decrease in demand for certain of our products.

Future terrorist attacks may have a material adverse impact on our business.

Following the September 11, 2001 terrorist attacks, passenger traffic on commercial flights was significantly lower than prior to the attacks and many commercial airlines reduced their operating schedules. Overall, the terrorist attacks resulted in billions of dollars in losses to the airline industry. Any future acts of terrorism and any military response to such acts could result in further acts of terrorism and additional hostilities, including possible retaliatory attacks on sovereign nations, as well as financial, economic and political instability. While the precise effects of any such terrorist attack, military response or instability on our industry and our business is difficult to determine, it could result in further reductions in the use of commercial aircraft. If demand for new aircraft and spare parts decreases, demand for certain of our products would also decrease.

Our sales to manufacturers of aircraft are cyclical, and a downturn in sales to these manufacturers may adversely affect us.

Our sales to manufacturers of large commercial aircraft, such as The Boeing Company, Airbus S.A.S, and related OEM suppliers, as well as manufacturers of business jets, which accounted for approximately 20% of our net sales in fiscal year 2010, have historically experienced periodic downturns. In the past, these sales have been affected by airline profitability, which is impacted by, among other things, fuel and labor costs, price competition, downturns in the global economy and national and international events, such as the events of September 11, 2001. In addition, sales of our products to manufacturers of business jets are impacted by, among other things, downturns in the global economy. Prior downturns have adversely affected our net sales, gross margin and net income.

We rely heavily on certain customers for much of our sales.

Our largest customer for fiscal year 2010 was The Boeing Company (which includes Aviall, Inc., a distributor of commercial aftermarket parts to airlines throughout the world). Boeing accounted for approximately 14% of our net sales in fiscal year 2010. Our top ten customers for fiscal year 2010 accounted for approximately 48% of our net sales. A reduction in purchasing by one of our larger customers for any reason, such as economic downturn, decreased production or strike, could have a material adverse effect on our net sales, gross margin and net income.

We generally do not have guaranteed future sales of our products. Further, when we enter into fixed price contracts with some of our customers, we take the risk for cost overruns.

As is customary in our business, we do not generally have long-term contracts with most of our aftermarket customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with many of our OEM customers, many of those customers may terminate the contracts on short notice and, in most cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize.

We also have entered into multi-year, fixed-price contracts with some of our customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of making these products. Sometimes we accept a fixed-price contract for a product that we have not yet produced, and this increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product. Most of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs.

U.S. military spending is dependent upon the U.S. defense budget.

The military and defense market is significantly dependent upon government budget trends, particularly the U.S. Department of Defense (the "DOD") budget. In addition to normal business risks, our supply of products to the United States Government is subject to unique risks largely beyond our control. Future DOD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy by the current presidential administration, the U.S. Government's budget deficits, spending priorities, the cost of sustaining the U.S. military presence in Iraq and Afghanistan and possible political pressure to reduce U.S. Government military spending, each of which could cause the DOD budget to remain unchanged or to decline. A significant decline in U.S. military expenditures in the future could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. Government.

We intend to pursue future acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.

A significant portion of our growth has occurred through acquisitions. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe will present opportunities consistent with our overall business strategy. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the capital necessary to fund future acquisitions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect.

We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could likely (and, if the McKechnie acquisition is consummated, would) result in the incurrence of additional debt and contingent liabilities and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

In addition, we may not be able to successfully integrate any business we acquire (including, potentially, the McKechnie business) into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may (and if the McKechnie acquisition is consummated, will) also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service, attract customers and develop new products and services or attend to other acquisition opportunities. Furthermore, if the McKechnie acquisition is consummated, the integration of McKechnie into our operations will require significant one-time costs. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight. Assuming consummation of the McKechnie acquisition, if we have difficulties in integrating the acquisition or if the benefits we expect to achieve from the acquisition do not materialize, our substantial indebtedness incurred to fund the acquisition and/or the substantial attention required from our management could result in our having to forego other opportunities.

We are subject to certain unique business risks as a result of supplying equipment and services to the U.S. Government.

Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

- suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;
- terminate existing contracts;
- reduce the value of existing contracts; and
- audit our contract-related costs and fees, including allocated indirect costs.

Most of our U.S. Government contracts can be terminated by the U.S. Government for its convenience. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination.

On contracts where the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

In addition, even where the price is not based on cost, the U.S. Government may seek to review our costs to determine whether our pricing is "fair and reasonable." Five of our subsidiaries and divisions were subject to such a pricing review for years 2002 through 2004 and it is possible that we will be subject to a similar pricing review in the future. Such a review could be costly and time consuming for our management and could distract from our ability to effectively manage the business. As a result of such a review, we could be subject to providing a refund to the U.S. Government or we could be asked to enter into an arrangement whereby our prices would be based on cost or the DOD could seek to pursue alternative sources of supply for our parts. Any of those occurrences could lead to a reduction in our revenue from, or the profitability of certain of our supply arrangements with, certain agencies and buying organizations of the U.S. Government.

Our business may be adversely affected if we would lose our government or industry approvals or if more stringent government regulations are enacted or if industry oversight is increased.

The aerospace industry is highly regulated in the United States and in other countries. In order to sell our components, we and the components we manufacture must be certified by the FAA, the DOD and similar agencies in foreign countries and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if material authorizations or approvals were revoked or suspended, our business would be adversely affected.

In addition to the aviation approvals, we are at times required to obtain approval from U.S. Government agencies to export our products. Additionally, we are not permitted to export some of our products. A determination by the U.S. Government that we failed to receive required approvals or licenses could eliminate or restrict our ability to sell our products outside the United States, and the penalties that could be imposed by the U.S. Government for failure to comply with these laws could be significant.

Our substantial indebtedness could adversely affect our financial health and could harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of September 30, 2010, our total indebtedness was approximately $1,771.6 million (including discount or premium, net of amortization, in connection with the issuance of the original notes), which was approximately 74.9% of our total capitalization. If we consummate the McKechnie acquisition, we expect to add approximately $1,300 million of indebtedness. Accordingly, we expect that indebtedness would represent approximately 84% of our total capitalization as of September 30, 2010 on a pro forma basis.

In addition, we may be able to incur substantial additional indebtedness in the future. For example, as of September 30, 2010, we had approximately $198.0 million of unused commitments under our revolving loan facility. If we consummate the McKechnie acquisition, we expect to obtain a new revolving loan facility with available borrowings of up to $300 million. Although our senior secured credit facility, the indentures (the "Indentures") governing the 7¾% senior subordinated notes issued in June 2006, February 2007 and October 2009 (the "7¾% Senior Subordinated Notes") contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. If we incur additional debt, the risks associated with our substantial leverage would increase.

Our substantial indebtedness could have important consequences to investors. For example, it could:

- increase our vulnerability to general economic downturns and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to competitors that have less debt; and
- limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

In addition, all of our debt under the senior secured credit facility, which includes a $780 million term loan facility and a revolving loan facility of $200 million, bears interest at floating rates. If we consummate the McKechnie acquisition, we expect that we would have a higher amount of term loans and a revolving facility of $300 million bearing interest at floating rates. Accordingly, in the event that interest rates increase, our debt service expense will also increase. In order to reduce the floating interest rate risk, as of September 30, 2010, the Company was party to an interest rate swap agreement that fixes the rate of interest through March 23, 2011 on $300 million of debt under the senior secured credit facility.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness, including the 7¾% Senior Subordinated Notes and, if the McKechnie acquisition is consummated, any new notes issued and other indebtedness incurred in connection therewith. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the senior secured credit facility or otherwise in amounts sufficient to enable us to service our indebtedness. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to make payments on our indebtedness, including the 7¾% Senior Subordinated Notes (as well as any new notes that will be issued and other indebtedness incurred if the McKechnie acquisition is consummated) and amounts borrowed under the credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under the senior secured credit facility or otherwise in amounts sufficient to enable us to service our indebtedness, including the amounts borrowed under the senior secured credit facility and the 7¾% Senior Subordinated Notes (as well as any new notes that will be issued and other indebtedness incurred if the McKechnie acquisition is consummated), or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, the Indentures and the senior secured credit facility may restrict us from adopting any of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms and would otherwise adversely affect the 7¾% Senior Subordinated Notes (as well as any new notes that will be issued if the McKechnie acquisition is consummated).

The terms of the senior secured credit facility, Indentures and other debt instruments may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our existing senior secured credit facility and the Indentures contain a number of restrictive covenants that impose significant operating and financial restrictions on TD Group, TransDigm Inc. and its subsidiaries (in the case of the senior secured credit facility) and TransDigm Inc. and its subsidiaries (in the case of the Indentures) and may limit their ability to engage in acts that may be in our long-term best interests. The senior secured credit facility and Indentures include covenants restricting, among other things, the ability of TD Group, TransDigm Inc. and its subsidiaries (in the case of the senior secured credit facility) and TransDigm Inc. and its subsidiaries (in the case of the Indentures) to:

- incur or guarantee additional indebtedness or issue preferred stock;
- pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;
- make investments;
- sell assets;

- enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;
- incur or allow to exist liens;
- consolidate, merge or transfer all or substantially all of our assets;
- engage in transactions with affiliates;
- create unrestricted subsidiaries; and
- engage in certain business activities.

A breach of any of these covenants could result in a default under the senior secured credit facility or the Indentures. If any such default occurs, the lenders under the senior secured credit facility and the holders of the 7 3/4% Senior Subordinated Notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the senior secured credit facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under the senior secured credit facility, the lenders under that facility will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash, and they will also have the right to prevent us from making debt service payments on the 7 3/4% Senior Subordinated Notes. If the debt under the senior secured credit facility or the 7 3/4% Senior Subordinated Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full our debt.

We expect that any new credit facility or new senior subordinated notes entered into or issued in connection with the financing of the McKechnie acquisition would also contain restrictive covenants and significant operating and financial restrictions on TD Group.

We could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations.

Our operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the remediation of contamination and the health and safety of our employees. We could incur substantial costs, including clean-up costs, fines and sanctions and/or third party property damage or personal injury claims as a result of violations of, or liabilities under, environmental laws, relevant common law or the environmental permits required for our operations. Changes in environmental, health and safety laws or regulations or other new regulations could increase our costs of doing business or adversely impact the demand for our products.

Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may also be held liable for the costs of investigation, removal or remediation of those substances at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We also receive inquiries and notices of potential liability with respect to offsite disposal facilities from time to time. Although we are not aware of any sites for which material obligations exist, the discovery of additional contaminants, the imposition of additional clean-up obligations at these or other sites, the failure of any other potentially liable party to meet its obligations or the initiation of suits for personal injury or damages to property or natural resources could result in significant liability.

McKechnie is a party to a number of legal proceedings and is responsible, in whole or in part, for remediation at a number of owned or third-party sites, for which McKechnie has reserves on its balance sheet.

Assuming the McKechnie acquisition is consummated, if the amount of any reserves we establish in connection with those remediations and related legal liabilities is significantly less than the actual costs incurred to satisfy those liabilities, our operating results could be materially impacted.

We are dependent on our highly trained employees and any work stoppage or difficulty hiring similar employees could adversely affect our business.

Because our products are complicated and highly engineered, we depend on an educated and trained workforce. There is substantial competition for skilled personnel in the aircraft component industry, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel.

As of September 30, 2010, we had approximately 2,400 employees. Approximately 3% of our employees were represented by the United Steelworkers Union, approximately 2% were represented by the United Automobile, Aerospace and Agricultural Implement Workers of America and approximately 3% were represented by the International Brotherhood of Electrical Workers. Collective bargaining agreements between us and these labor unions expire in April 2011, November 2012 and May 2013, respectively. Although we believe that our relations with our employees are satisfactory, we cannot assure you that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable. Because we maintain a relatively small inventory of finished goods, any work stoppage could materially and adversely affect our ability to provide products to our customers.

Our business is dependent on the availability of certain components and raw materials from suppliers.

Our business is affected by the price and availability of the raw materials and component parts that we use to manufacture our components. Our business, therefore, could be adversely impacted by factors affecting our suppliers (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers. Because we maintain a relatively small inventory of raw materials and component parts, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive FAA and OEM certification processes associated with aerospace products could prevent efficient replacement of a supplier, raw material or component part.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

Mergers and acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which primarily include trademarks, trade names, trade secrets, license agreements and technology, were approximately $400.4 million at September 30, 2010, representing approximately 15% of our total assets. Goodwill recognized in accounting for the mergers and acquisitions was approximately $1,571.7 million at September 30, 2010, representing approximately 59% of our total assets. We may never realize the full value of our identifiable intangible assets and goodwill, and to the extent we were to determine that our identifiable intangible assets or our goodwill were impaired within the meaning of applicable accounting standards, we would be required to write-off the amount of any impairment.

We face significant competition.

We operate in a highly competitive global industry and compete against a number of companies, including divisions of larger companies, some of which have significantly greater resources than we do, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately held entities. We believe that our ability to compete depends on high product performance, consistent high quality, short lead-time and timely delivery, competitive pricing, superior customer service and support and continued certification under customer quality requirements and assurance programs. We may have to adjust the prices of some of our products to stay competitive.

We could be adversely affected if one of our components causes an aircraft to crash.

Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that we have designed, manufactured or serviced. While we maintain liability insurance to protect us from future products liability claims, in the event of product liability claims our insurers may attempt to deny coverage or any coverage we have may not be adequate. We also may not be able to maintain insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or for which third party indemnification is not available could result in significant liability to us.

In addition, a crash caused by one of our components could damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aircraft components. If a crash were to be caused by one of our components, or if we were to otherwise fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

Our stock prices may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to sell your shares at or above the purchase price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects, including possible changes due to the cyclical nature of the aerospace industry and other factors such as fluctuations in OEM and aftermarket ordering, which could cause short-term swings in profit margins, or unrelated to our operating performance, including market conditions affecting the stock market generally or the stocks of aerospace companies more specifically.

Future sales of our common stock in the public market could lower our share price.

We may sell additional shares of common stock into the public markets or issue convertible debt securities to raise capital in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public markets or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities to raise capital at a time and price that we deem appropriate.

Our corporate documents and Delaware law contain certain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our Board of Directors to issue up to 149,600,000 shares of "blank check" preferred stock. Without stockholder approval, the Board of Directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, holders of preferred stock could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered Board of Directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our Board of Directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board of Directors. Our amended and restated certificate of incorporation also provides that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock, voting together as a single class, is required for the alteration, amendment or repeal of certain provisions of our amended and restated certificate of incorporation, including the provisions authorizing a staggered board, and certain provisions of our amended and restated bylaws, including the provisions relating to our stockholders' ability to call special meetings, notice provisions for stockholder business to be conducted at an annual meeting, requests for stockholder lists and corporate records, nomination and removal of directors, and filling of vacancies on our Board of Directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

We do not intend to pay regular cash dividends on our stock.

Notwithstanding the special cash dividend paid in October 2009, we do not anticipate declaring or paying regular cash dividends on our common stock or any other equity security in the foreseeable future. The amounts that may be available to us to pay cash dividends are restricted under our debt and other agreements. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, you should not rely on dividend income from shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

TransDigm's owned properties as of September 30, 2010 are as follows:

Location	Square Footage
Liberty, SC	219,000
Waco, TX	218,800
Los Angeles, CA	131,000
Addison, IL	83,300
Seattle, WA	78,000
Painesville, OH	63,900
Cleveland, OH	50,000
Avenel, NJ	48,500
Valencia, CA	38,000
Malaysia	24,800
Deerfield, FL	20,000

The properties listed above, except Addison, Deerfield, Malaysia and Valencia are subject to mortgage liens under our senior secured credit facility.

TransDigm's leased properties as of September 30, 2010 are as follows:

Location	Square Footage
Dayton, NV	144,000
Fullerton, CA	100,000
Collegeville, PA	90,000
Camarillo, CA	70,000
Tempe, AZ	40,200
Northridge, CA	35,000
Nogales, MX	27,000
Gardena, CA	25,000
Bellevue, WA	18,000
Wichita, KS	10,000
Mesa, AZ	9,100
Cleveland, OH	7,100

TransDigm also leases certain of its other non-material facilities. Management believes that our machinery, plants and offices are in satisfactory operating condition and that it will have sufficient capacity to meet foreseeable future needs without incurring significant additional capital expenditures.

ITEM 3. LEGAL PROCEEDINGS

During the ordinary course of business, TransDigm is from time to time threatened with, or may become a party to, legal actions and other proceedings related to its businesses, products or operations. While TransDigm is currently involved in some legal proceedings, management believes the results of these proceedings will not have a material effect on its financial condition, results of operations, or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange, or NYSE, under the ticker symbol "TDG." The following chart sets forth, for the periods indicated, the high and low sales prices of the common stock on the NYSE.

Quarterly Stock Prices

	High	Low
Fiscal 2009		
For Quarter ended December 27, 2008	$35.60	$23.00
For Quarter ended March 28, 2009	40.56	29.51
For Quarter ended June 27, 2009	40.63	31.49
For Quarter ended September 30, 2009	50.93	35.15
Fiscal 2010		
For Quarter ended January 2, 2010	50.94	38.92
For Quarter ended April 3, 2010	54.48	46.54
For Quarter ended July 3, 2010	57.31	48.68
For Quarter ended September 30, 2010	64.67	49.22

Holders

We estimate that there were approximately 3,400 beneficial holders of our common stock as of November 8, 2010.

Dividends

In October 2009 TD Group's Board of Directors declared a special cash dividend of $7.65 on each outstanding share of common stock.

We do not anticipate declaring or paying regular cash dividends on our common stock in the near future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, and other factors deemed relevant by our Board of Directors. TD Group is a holding company and conducts all of its operations through direct and indirect subsidiaries. Unless TD Group receives dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, TD Group will be unable to pay any dividends on our common stock in the future. The ability of any subsidiaries to take any of the foregoing actions is limited by the terms of our debt documents and may be limited by future debt or other agreements that we may enter into.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the shares of common stock of TD Group with the cumulative total return of a hypothetical investment in each of the S&P SmallCap 600 Index and the S&P SmallCap 600 Aerospace & Defense Index based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 on March 15, 2006.

The following performance graph and related information shall not be deemed "soliciting material" nor to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the

Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.

COMPARISON OF 54 MONTH CUMULATIVE TOTAL RETURN*

Among TransDigm Group, Inc, The S&P Smallcap 600 Index
and S&P SmallCap 600 S&P Aerospace & Defense Index



$350
$300
$250
$200
$150
$100
$50
$0
3/06
9/06
9/07
9/08
9/09
9/10

TransDigm Group Inc — S&P Smallcap 600 — S&P SmallCap 600 S&P Aerospace & Defense

*$100 invested on 3/15/06 in stock or 2/28/06 in index, including reinvestment of dividends.
Fiscal year ending September 30.

	3/06	9/06	9/07	9/08	9/09	9/10
TransDigm Group, Inc	100.00	101.33	189.67	142.03	206.68	301.78
S&P Smallcap 600	100.00	99.24	114.06	98.29	87.86	100.35
S&P SmallCap 600 S&P Aerospace & Defense	100.00	89.68	139.70	107.76	81.20	92.35

Unregistered Sales of Equity Securities and Use of Proceeds

On October 23, 2008, the Board of Directors authorized a common share repurchase program, which was announced on October 27, 2008. Under the terms of the program, the Company may purchase up to a maximum aggregate value of $50 million of its shares of common stock. At September 30, 2010, the Company had repurchased under this program 494,100 shares of its common stock at a gross cost of approximately $15.2 million at a weighted-average price per share of $30.85. No purchases were made under the program during the quarter.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical consolidated financial and other data of TD Group for the fiscal years ended September 30, 2006 to 2010 which have been derived from TD Group's audited consolidated financial statements.

Separate historical financial information of TransDigm Inc. is not presented since the 7 3/4% Senior Subordinated Notes are guaranteed by TD Group and all direct and indirect domestic restricted subsidiaries of TransDigm Inc. and since TD Group has no operations or significant assets separate from its investment in TransDigm Inc.

Acquisitions of businesses and product lines completed by TD Group during the last five fiscal years are as follows:

- On May 1, 2006, Skurka Aerospace Inc. ("Skurka") acquired certain assets and assumed certain liabilities of Electra-Motion, Inc.
- On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp.
- On October 3, 2006, TransDigm Inc. acquired all of the outstanding capital stock of CDA InterCorp.
- On February 7, 2007, TransDigm completed the merger with Aviation Technologies, Inc. ("ATI"), resulting in ATI becoming a wholly-owned subsidiary of TransDigm Inc.
- On August 10, 2007, TransDigm (through Bruce Aerospace, Inc., a newly formed subsidiary of TransDigm Inc.) acquired certain assets and assumed certain liabilities of Bruce Industries Inc.
- On May 7, 2008, TransDigm Inc. acquired all of the outstanding capital stock of CEF Industries, Inc.
- On September 26, 2008, Champion Aerospace LLC, a subsidiary of TransDigm Inc., acquired certain product line assets from Unison Industries, LLC, a GE Aviation business.
- On December 16, 2008, TransDigm Inc. acquired all of the outstanding capital stock of Aircraft Parts Corporation.
- On July 24, 2009, TransDigm Inc. acquired all of the outstanding capital stock of Acme Aerospace Inc.
- On August 10, 2009, AeroControlex Group Inc., a subsidiary of TransDigm Inc., acquired certain product line assets of Woodward HRT, Inc., a subsidiary of Woodward Governor Company.
- On December 2, 2009, TransDigm Inc. (through a newly formed, wholly owned subsidiary of TransDigm Inc., Dukes Aerospace Inc.) acquired certain assets and liabilities from Dukes, Inc. and GST Industries, Inc.
- On September 3, 2010, TransDigm Inc. acquired all of the outstanding capital stock of Semco Instruments Inc.

All of the acquisitions were accounted for using the acquisition method. The results of operations of the acquired businesses and product lines are included in TD Group's consolidated financial statements from the date of each of the acquisitions.

Non-GAAP Financial Measures

We present below certain financial information based on our EBITDA and EBITDA As Defined. References to "EBITDA" mean earnings before interest, taxes, depreciation and amortization, and references to "EBITDA As Defined" mean EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliations of net income to EBITDA and EBITDA As Defined and the reconciliations of net cash provided by operating activities to EBITDA and EBITDA As Defined presented below.

Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under accounting principles generally accepted in the United States of America ("GAAP"). We present EBITDA and EBITDA As Defined because we believe they are useful indicators for evaluating operating performance and liquidity.

Our management believes that EBITDA and EBITDA As Defined are useful as indicators of liquidity because securities analysts, investors, rating agencies and others use EBITDA to evaluate a company's ability to incur and service debt. In addition, EBITDA As Defined is useful to investors because the revolving credit facility under our senior secured credit facility requires compliance, on a pro forma basis, with a financial covenant that measures the ratio of the amount of our secured indebtedness to the amount of our Consolidated EBITDA defined in the same manner as we define EBITDA As Defined herein. This financial covenant is a material term of our senior secured credit facility as the failure to comply with such financial covenant could result in an event of default in respect of the revolving credit facility (and such an event of default could, in turn, result in an event of default under the indenture governing our 7¾% Senior Subordinated Notes).

In addition to the above, our management uses EBITDA As Defined to review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. Moreover, our management uses EBITDA As Defined to evaluate acquisitions.

Although we use EBITDA and EBITDA As Defined as measures to assess the performance of our business and for the other purposes set forth above, the use of these non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

- neither EBITDA nor EBITDA As Defined reflects the significant interest expense, or the cash requirements necessary to service interest payments, on our indebtedness;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and neither EBITDA nor EBITDA As Defined reflects any cash requirements for such replacements;
- the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of EBITDA and EBITDA As Defined;
- neither EBITDA nor EBITDA As Defined includes the payment of taxes, which is a necessary element of our operations; and
- EBITDA As Defined excludes the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions.

Because of these limitations, EBITDA and EBITDA As Defined should not be considered as measures of discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by not viewing EBITDA or EBITDA As Defined in isolation and specifically by using other GAAP measures, such as net income, net sales and operating profit, to measure our operating performance. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP, and neither should be considered as an alternative to net income or cash flow from operations determined in accordance with GAAP. Our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies.

The information presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere herein.

	Fiscal Years Ended September 30,				
	2010	2009	2008	2007	2006
	(in thousands, except per share amounts)				
Statement of Operations Data:					
Net Sales	$ 827,654	$ 761,552	$ 713,711	$ 592,798	$ 435,164
Gross profit[1]	473,066	429,346	385,931	309,032	221,290
Operating expenses:					
Selling and administrative	94,918	80,018	74,650	62,890	48,309
Amortization of intangibles	15,079	13,928	12,002	12,304	6,197
Refinancing costs	—	—	—	—	48,617
Operating income[1]	363,069	335,400	299,279	233,838	118,167
Interest expense, net	112,234	84,398	92,677	91,767	76,732
Income before income taxes	250,835	251,002	206,602	142,071	41,435
Income tax provision	87,390	88,100	73,476	53,426	16,318
Net income	$ 163,445	$ 162,902	$ 133,126	$ 88,645	$ 25,117
Net income applicable to common stock	$ 133,132	$ 162,902	$ 133,126	$ 88,645	$ 25,117
Denominator for basic and diluted earnings per share under the two-class method:					
Weighted-average common shares outstanding	49,171	48,481	47,856	45,630	44,415
Vested options deemed participating securities	3,752	4,058	4,242	4,934	5,073
Total shares for basic and diluted earnings per share	52,923	52,539	52,098	50,564	49,488
Net earnings per share:					
Basic and diluted[2]	$ 2.52	$ 3.10	$ 2.56	$ 1.75	$ 0.51
Cash dividends paid per common share	$ 7.65	$ —	$ —	$ —	$ —

	As of September 30,				
	2010	2009	2008	2007	2006
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 234,112	$ 190,167	$ 159,062	$ 105,946	$ 61,217
Working capital	470,496	395,002	334,932	298,380	190,742
Total assets	2,677,818	2,454,440	2,255,821	2,061,053	1,416,712
Long-term debt, including current portion	1,771,646	1,356,761	1,357,230	1,357,854	925,000
Stockholders' equity	592,979	819,162	653,900	487,551	363,041

	Fiscal Years Ended September 30,				
	2010	2009	2008	2007	2006
			(in thousands)		
Other Financial Data:					
Cash flows provided by (used in):					
Operating activities	$ 197,304	$ 197,112	$ 189,635	$ 112,436	$ 3,058
Investing activities	(176,559)	(168,388)	(165,044)	(521,665)	(35,323)
Financing activities	23,200	2,381	28,525	453,958	(10,739)
Depreciation and amortization	30,165	27,521	25,254	23,952	16,111
Capital expenditures	12,887	13,155	10,884	10,258	8,350
Ratio of earnings to fixed charges[3]	3.2x	3.9x	3.2x	2.5x	1.5x
Other Data:					
EBITDA[4]	$ 393,234	$ 362,921	$ 324,533	$ 257,790	$134,278
EBITDA As Defined[4]	$ 411,609	$ 374,690	$ 333,077	$ 274,708	$194,437

(1) Gross profit and operating income include the effect of charges relating to purchase accounting adjustments to inventory associated with the acquisition of various businesses and product lines for the fiscal years ended September 30, 2010, 2009, 2008, 2007 and 2006 of $4,794,000, $2,264,000, $1,933,000, $6,392,000, and $200,000, respectively.

(2) Net income per share is calculated by dividing net income applicable to common stock by the basic and diluted weighted average common shares outstanding.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.

(4) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliation of net income to EBITDA and EBITDA As Defined and the reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined presented below. See "Non-GAAP Financial Measures" for additional information and limitations regarding these non-GAAP financial measures.

The following table sets forth a reconciliation of net income to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,				
	2010	2009	2008	2007	2006
	(in thousands)				
Net income	$163,445	$162,902	$133,126	$ 88,645	$ 25,117
Add:					
Depreciation and amortization	30,165	27,521	25,254	23,952	16,111
Interest expense, net	112,234	84,398	92,677	91,767	76,732
Provision for income taxes	87,390	88,100	73,476	53,426	16,318
EBITDA	393,234	362,921	324,533	257,790	134,278
Add:					
Inventory purchase accounting adjustments(1)	4,794	2,264	1,933	6,392	200
Acquisition integration costs(2)	4,171	3,426	393	2,037	1,032
Acquisition transaction-related expenses(3)	2,717	—	—	—	—
Non-cash compensation and deferred compensation costs(4)	6,693	6,079	6,218	5,482	988
One-time special bonus payments(5)	—	—	—	—	6,222
Acquisition earnout costs(6)	—	—	—	850	450
Refinancing costs(7)	—	—	—	—	48,617
Public offering costs(8)	—	—	—	1,691	2,650
Write-down of certain property held for sale	—	—	—	466	—
EBITDA As Defined	$411,609	$374,690	$333,077	$274,708	$194,437

(1) Represents purchase accounting adjustments to inventory associated with the acquisitions of various businesses and product lines that were charged to cost of sales when the inventory was sold.

(2) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(3) Represents, for periods after October 1, 2009, transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are now required to be expensed as incurred.

(4) Represents the expenses recognized by us under our stock option plans and our deferred compensation plans. The amount reflected above for the fiscal year ended September 30, 2006 includes (i) a reversal of previously recorded amounts charged to expense of $3.8 million resulting from the termination of two of our deferred compensation plans during such period and (ii) expense recognized by us under a new deferred compensation plan adopted by us during such period.

(5) Represents the aggregate amount of one-time special bonuses paid on November 10, 2005 to members of management. On November 10, 2005, we entered into an amendment to our former senior secured credit facility pursuant to which the lenders thereunder agreed to exclude these one-time special bonus payments from the calculation of EBITDA As Defined.

(6) Represents the amount recognized for an earnout payment pursuant to the terms of the retention agreement entered into in connection with the acquisition of substantially all of the assets of Skurka Engineering Company in December 2004. Pursuant to the November 10, 2005 amendment to our former senior secured credit facility described above, the lenders thereunder agreed to exclude earnout payments and deferred purchase price payments made in connection with certain permitted acquisitions from the calculation of EBITDA As Defined.

(7) Represents costs incurred in connection with the refinancing in June 2006, including the premium paid to redeem our 8 3/8% senior subordinated notes of $25.6 million, the write off of debt issue costs of $22.9 million, and other expenses of $0.1 million.

(8) Represents costs and expenses incurred by TD Group related to the initial public offering in March 2006 or the secondary offering in May 2007.

The following table sets forth a reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,				
	2010	2009	2008	2007	2006
			(in thousands)		
Net cash provided by operating activities	$197,304	$197,112	$189,635	$112,436	$ 3,058
Adjustments:					
Changes in assets and liabilities, net of effects from acquisitions of businesses	(4,971)	1,897	(35,544)	(10,602)	111,148
Interest expense, net, excluding amortization of debt issue costs / note premium[1]	104,656	81,147	89,580	88,620	50,011
Income tax provision—current	85,490	79,300	66,141	47,196	(1,925)
Non-cash equity compensation[2]	(6,704)	(5,813)	(4,035)	(3,487)	(2,403)
Excess tax benefit from exercise of stock options	17,459	9,278	18,756	23,627	—
Loss on repayment of senior subordinated notes[3]	—	—	—	—	(25,611)
EBITDA	393,234	362,921	324,533	257,790	134,278
Add:					
Inventory purchase accounting adjustments[4]	4,794	2,264	1,933	6,392	200
Acquisition integration costs[5]	4,171	3,426	393	2,037	1,032
Acquisition transaction-related expenses[6]	2,717	—	—	—	—
Non-cash compensation and deferred compensation costs[7]	6,693	6,079	6,218	5,482	988
One-time special bonus payments[8]	—	—	—	—	6,222
Acquisition earnout costs[9]	—	—	—	850	450
Refinancing costs[10]	—	—	—	—	48,617
Public offering costs[11]	—	—	—	1,691	2,650
Write-down of certain property held for sale	—	—	—	466	—
EBITDA As Defined	$411,609	$374,690	$333,077	$274,708	$194,437

(1) Represents interest expense excluding the amortization of debt issue costs and note premium and discount.

(2) Represents the compensation expense recognized by TD Group under its stock plans.

(3) Represents costs incurred in connection with the refinancing in June 2006 and the premium paid to redeem our 8 3/8% senior subordinated notes of $25.6 million.

(4) Represents purchase accounting adjustments to inventory associated with the acquisitions of various businesses and product lines that were charged to cost of sales when the inventory was sold.

(5) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(6) Represents, for periods after October 1, 2009, transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are now required to be expensed as incurred.

(7) Represents the expenses recognized by us under our stock option plans and our deferred compensation plans. The amount reflected above for the fiscal year ended September 30, 2006 includes (i) a reversal of previously recorded amounts charged to expense of $3.8 million resulting from the termination of two of our deferred compensation plans during such period and (ii) expense recognized by us under a new deferred compensation plan adopted by us during such period.

(8) Represents the aggregate amount of one-time special bonuses paid on November 10, 2005 to members of management. On November 10, 2005, we entered into an amendment to our former senior secured credit facility pursuant to which the lenders thereunder agreed to exclude these one-time special bonus payments from the calculation of EBITDA As Defined.

(9) Represents the amount recognized for an earnout payment pursuant to the terms of the retention agreement entered into in connection with the acquisition of substantially all of the assets of Skurka Engineering Company in December 2004. Pursuant to the November 10, 2005 amendment to our former senior secured credit facility described above, the lenders thereunder agreed to exclude earnout payments and deferred purchase price payments made in connection with certain permitted acquisitions from the calculation of EBITDA As Defined.

(10) Represents costs incurred in connection with the refinancing in June 2006, including the premium paid to redeem our 8 3⁄8% senior subordinated notes of $25.6 million, the write off of debt issue costs of $22.9 million, and other expenses of $0.1 million.

(11) Represents costs and expenses incurred by TD Group related to the initial public offering in March 2006 or the secondary offering in May 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with "Selected Financial Data" and TD Group's consolidated financial statements and the related notes included elsewhere in this report. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under the heading entitled "Risk Factors" included elsewhere in this report. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We believe we are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified due to the broad range of products we offer to our customers. Some of our more significant product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, aircraft audio systems, specialized cockpit displays, engineered latching and locking devices, specialized lavatory components, engineered connectors and elastomers, rods and locking devices, NiCad batteries/chargers, and lighting and control technology. Each of these product offerings is composed of many individual products that are typically customized to meet the needs of a particular aircraft platform or customer.

Long-term Sustainable Growth

For fiscal year 2010, we generated net sales of $827.7 million, gross profit of $473.1 million or 57.2% of sales, and net income of $163.4 million. We believe we have achieved steady, long-term growth in sales and improvements in operating performance since our formation in 1993 due to our competitive strengths and through execution of our value-driven operating strategy. More specifically, focusing our businesses on our value-driven operating strategy of obtaining profitable new business, carefully controlling the cost structure and pricing our highly engineered value-added products to fairly reflect the value we provide and the resources required to do so has historically resulted in improvements in gross profit and income from operations over the long term.

Our selective acquisition strategy has also contributed to the growth of our business. The integration of certain acquisitions into our existing businesses combined with implementing our proven operating strategy has historically resulted in improvements of the financial performance of the acquired business.

Our key competitive strengths and the elements of our business strategy are set forth in more detail below.

We believe our key competitive strengths include:

Large and Growing Installed Product Base with Aftermarket Revenue Stream. We provide components to a large and growing installed base of aircraft to which we supply aftermarket products. We estimate that our products are installed on more than 63,000 commercial transport, regional transport, military and general aviation fixed wing turbine aircraft and rotary wing aircraft.

Diversified Revenue Base. We believe that our diversified revenue base reduces our dependence on any particular product, platform or market channel and has been a significant factor in maintaining our financial performance. Our products are installed on almost all of the major commercial aircraft platforms now in production.

Significant Barriers to Entry. We believe that the niche nature of our markets, the industry's stringent regulatory and customer certification requirements, the relatively low unit cost as compared to many other highly engineered aerospace products and the investments necessary to develop and certify products create significant practical barriers to entry for potential competitors.

Our business strategy is made up of two key elements: (1) a value-driven operating strategy focused around our three core value drivers and (2) a selective acquisition strategy.

Value-Driven Operating Strategy. Our three core value drivers are:

- *Obtaining Profitable New Business.* We attempt to obtain profitable new business by using our technical expertise, application skill and our detailed knowledge of our customer base and the individual niche markets in which we operate. We have regularly been successful in identifying and developing both aftermarket and OEM products to drive our growth.
- *Improving Our Cost Structure.* We are committed to maintaining and continuously improving our lean cost structure through detailed attention to the cost of each of the products that we offer and our organizational structure, with a focus on reducing the cost of each.
- *Providing Highly Engineered Value-Added Products to Customers.* We focus on the engineering, manufacturing and marketing of a broad range of highly engineered niche products that we believe provide value to our customers. We believe we have been consistently successful in communicating to our customers the value of our products. This has generally enabled us to price our products to fairly reflect the value we provide and the resources required to do so.

Selective Acquisition Strategy. We selectively pursue the acquisition of proprietary aerospace component businesses when we see an opportunity to create value through the application of our three core value-driven operating strategies. The aerospace industry, in particular, remains highly fragmented, with many of the companies in the industry being small private businesses or small non-core operations of larger businesses. We have significant experience among our management team in executing acquisitions and integrating acquired businesses into our company and culture. As of the date of this report, we have successfully acquired and integrated 28 businesses and/or product lines since our formation in 1993. Many of these acquisitions have been integrated into an existing TransDigm production facility, which enables a higher production capacity utilization, which in turn improves gross profit levels due to the ability to spread the fixed manufacturing overhead costs over higher production volume.

Public Offerings

On March 20, 2006 and May 25, 2007, certain stockholders of TD Group (including certain members of our management) sold an aggregate of 11.5 million and 12.6 million shares of TD Group's common stock, respectively, in public offerings at prices of $21.00 and $35.25 per share. TD Group did not offer any shares of its common stock for sale in the public offerings and TD Group did not receive any of the proceeds from the sale of such shares by the selling stockholders. As a result of the initial public offering, TD Group's common stock is publicly traded on the New York Stock Exchange under the ticker symbol "TDG."

Certain Acquisitions

Semco Instruments Acquisition

On September 3, 2010, TransDigm Inc. acquired all of the outstanding capital stock of Semco Instruments, Inc. ("Semco") for approximately $71 million in cash, subject to adjustment based on the level of working capital as of the closing date of the acquisition. Semco is a designer and manufacturer of proprietary, highly engineered components for all major turbo-prop, turbo-fan, and turbo-shaft engines, which are primarily used on helicopters, business jets and selected regional airplanes. These products fit well with TransDigm's overall business direction. The Company is in the process of obtaining information to value certain tangible and intangible assets of Semco, and therefore the consolidated financial statements at September 30, 2010 reflect a preliminary purchase price allocation for the business.

Dukes Aerospace Acquisition

On December 2, 2009, TransDigm (through Dukes Aerospace, Inc., a newly formed, wholly owned subsidiary of TransDigm Inc.) acquired substantially all of the aerospace-related assets of Dukes, Inc. and GST Industries, Inc. (collectively "Dukes Aerospace") for approximately $96 million in cash, subject to adjustment based on the level of working capital as of the closing date of the acquisition. In addition, the agreement provides for potential earn-out payments up to a total of $60 million over four years based on the achievement of certain growth targets. Dukes Aerospace is a supplier of proprietary, highly engineered components primarily to the business jet, regional jet, and military aerospace markets, along with commercial and military helicopter markets. The products are comprised primarily of highly engineered valves and certain pumps, solenoids and related components. These products fit well with TransDigm's overall business direction. The preliminary purchase price allocation includes a fair value liability of $8 million recorded for the potential earn-out payments.

Woodward HRT Product Line Acquisition

On August 10, 2009, TransDigm Inc., through its AeroControlex Group Inc. subsidiary, acquired certain product line assets of Woodward HRT, Inc., a subsidiary of Woodward Governor Company ("Woodward HRT product line") for approximately $48.7 million in cash, which includes a purchase price adjustment of $0.7 million paid in February 2010. The product line comprises a range of highly engineered fuel and pneumatic valves and surge suppressors, the majority of which are used on military rotary and fixed wing aircraft, all of which fit well with TransDigm's overall business direction. Woodward Governor had recently acquired this business as part of its acquisition of HR Textron, Inc.

Acme Aerospace Acquisition

On July 24, 2009, TransDigm Inc. acquired all of the outstanding capital stock of Acme Aerospace, Inc. ("Acme") for approximately $40.9 million in cash, which includes a purchase price adjustment of $0.2 million paid in October 2009. Acme is a designer and manufacturer of proprietary, highly engineered components to the commercial aerospace industry, comprising primarily fibrous nickel cadmium main ship batteries, battery chargers, battery back-up systems and power conversion equipment. These products fit well with TransDigm's overall business direction.

Aircraft Parts Corporation Acquisition

On December 16, 2008, TransDigm Inc. acquired all of the outstanding capital stock of Aircraft Parts Corporation ("APC") for approximately $66.9 million in cash, net of a purchase price adjustment of $0.7 million received in November 2009. APC is a designer and manufacturer of starter generators, generator control units and related components for turbine engines, all of which fit well with TransDigm's overall business direction.

Unison Product Line Acquisition

On September 26, 2008, TransDigm Inc., through its wholly-owned Champion Aerospace, LLC subsidiary, acquired certain assets related to the magneto and harness product line business of Unison Industries, LLC

("Unison") for approximately $68.3 million in cash, net of a purchase price adjustment of $1.1 million received in November 2008. The acquired product line includes the highly engineered SLICK™ magnetos, harnesses and components, which are used on substantially all of the world's general aviation piston aircraft. These products fit well with Champion's existing product offerings and TransDigm's overall business direction.

CEF Acquisition

On May 7, 2008, TransDigm Inc. acquired all of the outstanding capital stock of CEF Industries, Inc. ("CEF") for approximately $84.5 million in cash, net of a purchase price adjustment of $0.5 million received in January 2009. CEF is a designer and manufacturer of specialized and highly engineered actuators, pumps and related components primarily for the military aerospace market, all of which fit well with TransDigm's overall business direction.

EBITDA and EBITDA As Defined

The following table sets forth a reconciliation of net income to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,	
	2010	2009
	(in thousands)	
Net income	$163,445	$162,902
Add:		
Depreciation and amortization expense	30,165	27,521
Interest expense, net	112,234	84,398
Income tax provision	87,390	88,100
EBITDA[1]	393,234	362,921
Add:		
Inventory purchase accounting adjustments[2]	4,794	2,264
Acquisition integration costs[3]	4,171	3,426
Acquisition transaction-related expenses[4]	2,717	—
Non-cash compensation and deferred compensation costs[5]	6,693	6,079
EBITDA As Defined[1]	$411,609	$374,690

(1) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliation of net income to EBITDA and EBITDA As Defined. See "Non-GAAP Financial Measures" for additional information and limitations regarding these non-GAAP financial measures.

(2) Represents purchase accounting adjustments to inventory associated with the acquisitions of various businesses and product lines that were charged to cost of sales when the inventory was sold.

(3) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(4) Represents, for periods after October 1, 2009, transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are now required to be expensed as incurred.

(5) Represents the expenses recognized by us under our stock option plans and our deferred compensation plans.

The following table sets forth a reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined:

	Fiscal Years Ended September 30,	
	2010	2009
	(in thousands)	
Net cash provided by operating activities	$197,304	$197,112
Adjustments:		
Changes in assets and liabilities, net of effects from acquisitions of businesses	(4,971)	1,897
Interest expense, net, excluding amortization[1]	104,656	81,147
Income tax provision—current	85,490	79,300
Non-cash equity compensation[2]	(6,704)	(5,813)
Excess tax benefit from exercise of stock options	17,459	9,278
EBITDA[3]	393,234	362,921
Add:		
Inventory purchase accounting adjustments[4]	4,794	2,264
Acquisition integration costs[5]	4,171	3,426
Acquisition transaction-related expenses[6]	2,717	—
Non-cash compensation and deferred compensation costs[7]	6,693	6,079
EBITDA As Defined[3]	$411,609	$374,690

(1) Represents interest expense excluding the amortization of debt issue costs and note premium and discount.

(2) Represents the compensation expense recognized by TD Group under its stock plans.

(3) EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliation of net cash provided by operating activities to EBITDA and EBITDA As Defined. See "Non-GAAP Financial Measures" for additional information and limitations regarding these non-GAAP financial measures.

(4) Represents purchase accounting adjustments to inventory associated with the acquisitions of various businesses and product lines that were charged to cost of sales when the inventory was sold.

(5) Represents costs incurred to integrate acquired businesses and product lines into TD Group's operations, facility relocation costs and other acquisition-related costs.

(6) Represents, for periods after October 1, 2009, transaction-related costs comprising deal fees; legal, financial and tax due diligence expenses; and valuation costs that are now required to be expensed as incurred.

(7) Represents the expenses recognized by us under our stock option plans and our deferred compensation plans.

Trend Information

We predominantly serve customers in the commercial, regional, business jet and general aviation aftermarket, which accounts for approximately 40% of total sales; the commercial aerospace OEM market, comprising large commercial transport manufacturers and regional and business jet manufacturers, which accounts for approximately 23% of total sales; and the defense market, which accounts for approximately 34% of total sales. Non-aerospace sales comprise approximately 3% of our total sales.

The commercial aerospace industry, including the aftermarket and OEM market, is impacted by the health of the global economy and geo-political events around the world. The commercial aerospace industry had shown strength with increases in revenue passenger miles, or RPMs, between 2003 and 2008, as well as increases in OEM production and backlog, however, the recent global economic downturn negatively impacted the commercial aerospace industry causing RPMs to decline slightly in 2009. In 2010, the commercial aerospace industry has slightly rebounded with increases in RPMs, as well the large commercial OEM sector (aircraft with 100 or more seats) with order announcements by The Boeing Company and Airbus S.A.S. leading to planned increases in production. The 2011 leading indicators and industry consensus suggest that conditions in the commercial transport market sector are likely to improve, including a return to RPM growth and a modest acceleration of capacity growth.

The defense aerospace market is dependent on government budget constraints, the timing of orders and the extent of global conflicts. It is not necessarily affected by general economic conditions that affect the commercial aerospace industry.

Our presence in both the commercial aerospace and military sectors of the aerospace industry may mitigate the impact on our business of any specific industry risk. We service a diversified customer base in the commercial and military aerospace industry, and we provide components to a diverse installed base of aircraft, which mitigates our exposure to any individual airframe platform. At times, declines in sales in one channel have been offset by increased sales in another. However, due to differences between the profitability of our products sold to OEM and aftermarket customers, variation in product mix can cause variation in gross margin.

There are many short-term factors (including inventory corrections, unannounced changes in order patterns, strikes and mergers and acquisitions) that can cause short-term disruptions in our quarterly shipment patterns as compared to previous quarters and the same periods in prior years. To normalize for short-term fluctuations, we tend to look at our performance over several quarters or years of activity rather than discrete short-term periods. As such, it can be difficult to determine longer-term trends in our business based on quarterly comparisons.

There are also fluctuations in OEM and aftermarket ordering and delivery requests from quarter-to-quarter, as well as variations in product mix from quarter-to-quarter, that may cause positive or negative variations in gross profit margins since commercial aftermarket sales have historically produced a higher gross margin than sales to commercial OEMs. Again, in many instances these are timing events between quarters and must be balanced with macro aerospace industry indicators.

Commercial Aftermarket

The key growth factors in the commercial aftermarket include worldwide RPMs and the size and activity level of the worldwide fleet of aircraft. Although RPMs increased annually between 2003 and 2008, 2009 had negative growth as a result of the expected reductions in air traffic and capacity due to the slowdown in the global economy. Current industry consensus indicates that RPMs is stabilizing and will return to positive growth thereafter.

Commercial OEM Market

There is industry consensus that conditions in the commercial transport market sector have improved recently. We are expecting increased activity in the large commercial OEM sector (aircraft with 100 or more seats) driven by order announcements by The Boeing Company and Airbus S.A.S. Furthermore, the business jet OEM market significantly declined in 2009 and 2010 and is expected to bottom out in the near future. This market has also been negatively impacted by the slowdown in economic growth, corporate profits, commodity prices and stock market returns across the world.

Defense

In recent years, defense spending has reached historic highs, due in part to the military engagements in Afghanistan and Iraq and the war on terrorism. Our military business fluctuates from year to year, and is dependent, to a degree, on government budget constraints, the timing of orders and the extent of global conflicts. We anticipate that military related sales of our types of products could be flat to modestly down in future years over the current high levels.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with GAAP, which often requires the judgment of management in the selection and application of certain accounting principles and methods. Management believes that the quality and reasonableness of our most critical policies enable the fair presentation of our financial position and results of operations. However, investors are cautioned that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.

We have identified the following as the most critical accounting policies upon which our financial status depends. These critical policies were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are as follows:

Revenue Recognition and Related Allowances: Revenue is recognized from the sale of products when title and risk of loss passes to the customer, which is generally at the time of shipment. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Provisions for returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. We have a history of making reasonably dependable estimates of such allowances; however, due to uncertainties inherent in the estimation process, it is possible that actual results may vary from the estimates and the differences could be material.

Management estimates the allowance for doubtful accounts based on the aging of the accounts receivable and customer creditworthiness. The allowance also incorporates a provision for the estimated impact of disputes with customers. Management's estimate of the allowance amounts that are necessary includes amounts for specifically identified losses and a general amount for estimated losses based on historical information. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate, management may need to increase the allowance for doubtful accounts.

The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies throughout the Company's operations, generally ranging from 90 days to six years. In addition, certain contracts with distributors contain right of return provisions. The Company accrues for estimated returns and warranty claims based on knowledge of product performance issues and excess inventories provided by its customers and industry sources. The Company also provides a general amount based on historical results. Historically, actual product returns and warranty claims have not differed materially from the estimates originally established.

Inventories: Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods for all locations except CEF, which determines the cost of inventories using the last-in, first-out (LIFO) method. Because the Company sells products that are installed on airframes that can be in-service for 30 or more years, it must keep a supply of such products on hand while the airframes are in use. Provision for potentially obsolete or slow-moving inventory is made based on our analysis of inventory levels, past usage and future sales forecasts. Although management believes that the Company's estimates of obsolete and slow-moving inventory are reasonable, actual results may differ materially from the estimates and additional provisions may be required in the future. In addition, in accordance with industry practice, all inventories are classified as current assets as all inventories are available and necessary to support current sales, even though a portion of the inventories may not be sold within one year.

Intangible Assets: Mergers and acquisitions are accounted for using the acquisition method and have resulted in significant amounts of identifiable intangible assets and goodwill. Fair value adjustments to the

Company's assets and liabilities are recognized and the results of operations of the acquired business are included in our consolidated financial statements from the effective date of the merger or acquisition. We generally use third-party appraisals to assist us in determining the fair value adjustments.

Intangible assets other than goodwill are recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of the Company's intent to do so. Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition and are reviewed at least annually for impairment based on cash flow projections and fair value estimates. The determination of undiscounted cash flows is based on the Company's strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are based on industry and Company specific data. The profit margin assumptions included in the plans are projected based on the current cost structure and anticipated cost changes. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and the recognition of an impairment loss might be required. Intangible assets, such as goodwill, trademarks and trade names that have an indefinite useful life are not amortized. All other intangible assets are amortized over their estimated useful lives.

GAAP requires that the annual, and any interim, impairment assessment be performed at the reporting unit level. The reporting unit level is the operating subsidiary level for the Company. Substantially all goodwill was determined and recognized for each operating subsidiary pursuant to the accounting for the merger or acquisition as of the date of each transaction, and therefore the allocation of goodwill among reporting units was immaterial for purposes of the impairment assessment. With respect to acquisitions integrated into an existing operating subsidiary, any related goodwill is combined with goodwill of the operating subsidiary.

Stock Options: The Company accounts for the cost of its stock options in accordance with GAAP, which requires the measurement of compensation expense under the stock option plan to be based on the fair value of the awards under the plan on the grant dates and amortizes the expense over the options' vesting periods. Compensation expense is recorded over the service period using the straight-line method for service-based awards and in the service period corresponding to the performance target for performance-based awards.

Results of Operations

The following table sets forth, for the periods indicated, certain operating data of the Company, including presentation of the amounts as a percentage of net sales (amounts in thousands):

	Fiscal Years Ended September 30,					
	2010	**2010% of Sales**	**2009**	**2009% of Sales**	**2008**	**2008% of Sales**
Net sales	$827,654	100.0%	$761,552	100.0%	$713,711	100.0%
Cost of sales	354,588	42.8	332,206	43.6	327,780	45.9
Selling and administrative	94,918	11.5	80,018	10.5	74,650	10.5
Amortization of intangibles	15,079	1.8	13,928	1.8	12,002	1.7
Income from operations	363,069	43.9	335,400	44.1	299,279	41.9
Interest expense, net	112,234	13.6	84,398	11.1	92,677	12.9
Income tax provision	87,390	10.6	88,100	11.6	73,476	10.3
Net income	$163,445	19.7%	$162,902	21.4%	$133,126	18.7%

Fiscal year ended September 30, 2010 compared with fiscal year ended September 30, 2009

Net Sales. Net sales increased by $66.1 million, or 8.7%, to $827.7 million for fiscal 2010 from $761.5 million for fiscal 2009. Sales of $73.8 million resulted from the acquisitions of Aircraft Parts Corporation, Acme and the Woodward HRT product line in fiscal 2009 as well as the recent acquisitions of Dukes Aerospace and Semco in fiscal 2010.

Sales excluding acquisitions declined by $7.6 million, or 1.0%, from the prior year. The decline in organic sales was primarily due to a decrease of $18.7 million of commercial OEM sales resulting primarily from the business jet OEM's significant production rate reductions and related inventory reductions resulting from the impact of the global economic conditions. Partially offsetting the decline in organic commercial OEM sales was (i) an increase of $6.2 million in commercial aftermarket sales due to the apparent beginning of a long awaited upturn in global air traffic; and (ii) an increase of $2.7 million in defense sales primarily due to increased demand for OEM products across most of our product lines.

Cost of Sales and Gross Profit. Cost of sales increased by $22.4 million, or 6.7%, to $354.6 million for fiscal 2010 from $332.2 million for fiscal 2009. The increase in the dollar amount of cost of sales was primarily due to increased volume associated with the higher net sales discussed above. In addition, the increase was partially attributable to higher costs incurred to integrate acquired businesses into TD Group's operations and purchase accounting adjustments to inventory that were charged to cost of sales of $3.3 million.

Gross profit as a percentage of sales increased to 57.2% for fiscal 2010 from 56.4% for fiscal 2009. The dollar amount of gross profit increased by $43.7 million, or 10.2%, to $473.1 million for fiscal year 2010 from $429.3 million for fiscal 2009. The increase in the amount of gross profit was primarily due to the following items:

- Sales of $73.8 million from the acquisitions indicated above contributed gross profit of approximately $26 million in fiscal 2010, which includes the acquisition-related costs incurred in connection with those acquisitions. These acquisitions diluted gross profit as a percentage of sales for fiscal 2010 by approximately 2 percentage points.
- Favorable product mix, favorable product pricing on our proprietary products and cost reduction efforts partially offset by the negative impact of fixed overhead costs spread over lower production volume (excluding acquisitions). The net impact of these items resulted in increased gross profit of approximately $18 million in fiscal 2010 despite the decline in organic sales of $7.6 million discussed above.

Selling and Administrative Expenses. Selling and administrative expenses increased by $14.9 million or 18.6%, to $94.9 million, 11.5% of net sales, for fiscal 2010 from $80.0 million, or 10.5% of net sales, for fiscal 2009. This increase was primarily due to higher selling and administrative expenses relating to recent acquisitions of approximately $6.4 million, transaction-related expenses incurred in connection with the acquisition of Dukes Aerospace and Semco Instruments of approximately $2.7 million, higher research and development expenses primarily relating to Airbus A350 and A380 platforms more than offsetting declines in expenses on the Boeing 787, new business development expenses and higher professional fees.

Amortization of Intangibles. Amortization of intangibles increased to $15.1 million for fiscal 2010 from $13.9 million for fiscal 2009. The net increase of $1.2 million was primarily due to amortization expense related to the additional identifiable intangible assets recognized in connection with acquisitions during the last twelve months partially offset by the order backlog becoming fully amortized in fiscal 2009 relating to prior acquisitions.

Income from Operations. Operating income increased by $27.7 million, or 8.2%, to $363.1 million for fiscal 2010 from $335.4 million for fiscal 2009, primarily due to higher sales and other factors described above.

Interest Expense-Net. Interest expense-net increased $27.8 million, or 33.0%, to $112.2 million for fiscal 2010 from $84.4 million for fiscal 2009, comprising an increase in interest expense of $26.7 million and a decrease in interest income of $1.1 million. Interest expense increased primarily due to interest expense of approximately $37.3 million attributable to the $425 million of 7¾% senior subordinated notes due 2014 issued in October 2009. Partially offsetting the increase was lower interest rates on the Company's existing floating-rate borrowings under its senior secured credit facility. The Company's weighted average level of outstanding borrowings was approximately $1.78 billion for fiscal 2010 and approximately $1.36 billion for fiscal 2009. The average interest rate on total debt was approximately 6.0% for fiscal 2010 and fiscal 2009 (see "Liquidity and Capital Resources" below). Interest income was lower primarily due to lower interest rates on our invested cash balances.

Income Taxes. Income tax expense as a percentage of income before income taxes was approximately 34.8% for fiscal 2010 compared to 35.1% for fiscal 2009. The decrease in the effective tax rate was primarily due to reductions in estimated state tax obligations and domestic tax credits.

Net Income. Net income increased $0.5 million, or 0.3%, to $163.4 million for fiscal 2010 compared to $162.9 million for fiscal 2009, primarily as a result of the factors referred to above.

Earnings per Share. The basic and diluted earnings per share, calculated under the two-class method, was $2.52 per share for fiscal 2010 and $3.10 per share for fiscal 2009. Due to the special cash dividend declared and paid during the first quarter of fiscal 2010, the net income for fiscal 2010 of $163.4 million was reduced by an allocation of dividends to participating securities of $30.3 million (approximately $0.57 per share) resulting in a net income applicable to common stockholders of $133.1 million.

Fiscal year ended September 30, 2009 compared with fiscal year ended September 30, 2008

Net Sales. Net sales increased by $47.8 million, or 6.7%, to $761.5 million for fiscal 2009 from $713.7 million for fiscal 2008. Sales of $64.7 million resulted from the acquisitions of CEF and the Unison product line in fiscal 2008 as well as the recent acquisitions of Aircraft Parts Corporation, Acme and the Woodward HRT product line.

Sales excluding acquisitions declined by $16.9 million, or 2.4%, from the prior year. The net decline in organic sales was primarily due to: (i) a decrease of $30.4 million of commercial OEM sales resulting primarily from the impact of the significant decline in production rates in the business jet market resulting from the continued impact of global economic conditions negatively impacting the business jet market and a reduction in sales to The Boeing Company due to its employee strike; (ii) a decrease of $20.1 million in commercial aftermarket sales due to the impact of the global economic downturn resulting in a decline in worldwide airline traffic and business jet activity; and (iii) an increase of $37.9 million in defense sales primarily due to increased demand for OEM and aftermarket spare parts and repairs across most of our product lines.

Cost of Sales and Gross Profit. Cost of sales increased by $4.4 million, or 1.4%, to $332.2 million for fiscal 2009 from $327.8 million for fiscal 2008. The increase in the dollar amount of cost of sales was primarily due to increased volume associated with the higher net sales of $47.8 million discussed above and higher acquisition-related costs of $3.4 million, partially offset by the cost savings from the work force reductions discussed below.

Gross profit as a percentage of sales increased to 56.4% for fiscal 2009 from 54.1% for fiscal 2008. The dollar amount of gross profit increased by $43.4 million, or 11.2%, to $429.3 million for fiscal 2009 from $385.9 million for fiscal 2008. The increase in the amount of gross profit was primarily due to the following items:

- Sales of $64.7 million from the acquisitions indicated above contributed gross profit of approximately $23 million in fiscal 2009, which includes the acquisition-related costs incurred in connection with those acquisitions. These acquisitions diluted gross profit as a percentage of sales for fiscal 2009 by approximately 2 percentage points.
- Reductions in manufacturing workforce of approximately 10% which occurred from mid-calendar year 2008 throughout calendar year 2009. These reductions in manufacturing workforce were in response to an anticipated drop in overall commercial aerospace market sales. These workforce reductions resulted in cost savings which increased gross profit by approximately $10 million in fiscal 2009.

- Favorable product mix, meaning that the lower margin OEM product sales dropped more than the higher margin aftermarket product sales, favorable product pricing on our proprietary products and other cost reduction efforts partially offset by the impact of fixed overhead costs spread over lower production volume (excluding acquisitions). These factors resulted in increased gross profit of approximately $10 million in fiscal 2009 despite the decrease in organic sales.

Selling and Administrative Expenses. Selling and administrative expenses increased by $5.4 million or 7.2%, to $80.0 million for fiscal 2009 from $74.7 million for fiscal 2008. This increase was primarily due to the higher sales discussed above.

Amortization of Intangibles. Amortization of intangibles increased by $1.9 million to $13.9 million for fiscal 2009 from $12.0 million for fiscal 2008 primarily due to the recent acquisitions discussed above.

Income from Operations. Operating income increased by $36.1 million, or 12.1%, to $335.4 million for fiscal 2009 from $299.2 million for fiscal 2008, primarily due to higher sales and other factors described above.

Interest Expense-Net. Interest expense decreased $8.3 million, or 8.9%, to $84.4 million for fiscal 2009 from $92.7 million for fiscal 2008 primarily due to lower interest rates partially offset by a reduction in interest income of $4.5 million. The Company's weighted average level of outstanding borrowings was approximately $1.36 billion during both fiscal 2009 and 2008 year while the average interest rate decreased to approximately 6.0% during fiscal 2009 from 6.9% for the comparable period last year.

Income Taxes. Income tax expense as a percentage of income before income taxes was approximately 35.1% for fiscal 2009 compared to 35.6% for fiscal 2008. The decrease in the effective tax rate was primarily due to an increase in the research and development tax credit.

Net Income. Net income increased $29.8 million, or 22.4% to $162.9 million for fiscal 2009 compared to $133.1 million for fiscal 2008, primarily as a result of the factors referred to above.

Earnings per Share. The basic and diluted earnings per share, calculated under the two-class method, was $3.10 per share for fiscal 2009 and $2.56 per share for fiscal 2008.

Backlog

As of September 30, 2010, the Company estimated its sales order backlog at $467 million compared to an estimated sales order backlog of $402 million as of September 30, 2009. The increase in backlog is due to the acquisitions of Dukes Aerospace and Semco, discussed above, totaling approximately $35 million and an increase in orders across existing product lines in both OEM and aftermarket channels, reflecting the apparent beginning of a long awaited upturn in global air traffic. The majority of the purchase orders outstanding as of September 30, 2010 are scheduled for delivery within the next twelve months. Purchase orders may be subject to cancellation or deferral by the customer prior to shipment. The level of unfilled purchase orders at any given date during the year will be materially affected by the timing of the Company's receipt of purchase orders and the speed with which those orders are filled. Accordingly, the Company's backlog as of September 30, 2010 may not necessarily represent the actual amount of shipments or sales for any future period.

Foreign Operations

Although we manufacture substantially all of our products in the United States, we manufacture some products in Malaysia through our wholly-owned Malaysian subsidiary and some products in Mexico through a maquiladora relationship with a third party. We sell our products in the United States, as well as in foreign countries. Substantially all of our foreign sales are transacted in U.S. dollars and, therefore, we have no material exposure to fluctuations in the rate of exchange between foreign currencies and the U.S. dollar as a result of foreign sales. In addition the amount of components or other raw materials or supplies that we purchase from foreign suppliers, including our Malaysian manufacturing subsidiary, are not material, with substantially all such transactions being made in U.S. dollars. Accordingly, we have no material exposure to currency fluctuations in the rate of exchange between foreign currencies and the U.S. dollar arising from these transactions.

Our direct sales to foreign customers were approximately $170.6 million, $150.4 million, and $144.3 million for fiscal years 2010, 2009, and 2008, respectively. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on the business or market opportunities of the Company within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Inflation

Many of the Company's raw materials and operating expenses are sensitive to the effects of inflation, which could result in changing operating costs. The effects of inflation on the Company's businesses during the fiscal years 2010, 2009 and 2008 were not significant.

Liquidity and Capital Resources

We have historically maintained a capital structure comprising a mix of equity and debt financing. We vary our leverage both to optimize our equity return and to pursue acquisitions. We expect to meet our current debt obligations as they come due through internally generated funds from current levels of operations and/or through refinancing in the debt or equity markets prior to the maturity dates of our debt.

We continually evaluate our debt facilities to assess whether they most efficiently and effectively meet the current and future needs of our business. The Company evaluates from time to time the appropriateness of its current leverage, taking into consideration the Company's debt holders, equity holders, credit ratings, acquisition opportunities and other factors. The Company's debt leverage ratio, which is computed as total debt divided by EBITDA As Defined for the applicable twelve-month period, has varied widely during the Company's history, ranging from approximately 3.5 to 6.5. Our debt leverage ratio for the fiscal year ended September 30, 2010 was approximately 4.3.

Notwithstanding the definitive agreement to acquire McKechnie Aerospace Holdings, Inc. described below, the Company has not, at this time, determined to change the nature of its debt facilities. However, in the future, the Company may increase its borrowings in connection with acquisitions, if cash flow from operations becomes insufficient to fund current operations or for other short-term cash needs or for stock repurchases or dividends. Our future leverage will also be impacted by the then current conditions of the credit markets.

We note that our senior secured credit facility matures in June 2013 and our 7¾% Senior Secured Notes under our Indentures mature in July 2014. As always, we are evaluating our options with respect to the maturity of such indebtedness. Notwithstanding the definitive agreement to acquire McKechnie Aerospace Holdings, Inc. described below, our current plan is to refinance a significant portion of our long-term debt upon maturity or prior to that time if the conditions of the credit markets become more favorable.

On September 25, 2010, TransDigm entered into a Definitive Agreement with McKechnie Holdings LLC to purchase all of the outstanding stock of McKechnie, for a total purchase price on a cash-free, debt-free basis of approximately $1,265 million in cash. The Purchase Agreement contains representations, warranties, covenants and conditions that we believe are customary for a transaction of this size and type, as well as indemnification provisions subject to specified limitations. The closing of the McKechnie acquisition, which is expected before the end of the calendar year, is subject to several conditions, including receipt of required regulatory approvals, and there can be no assurance that the McKechnie acquisition will be consummated as contemplated, or at all. We intend to finance the McKechnie acquisition and concurrently refinance a portion of our existing indebtedness through a combination of senior subordinated notes and borrowings under a new senior secured credit facility. If we consummate the McKechnie acquisition, we expect to add approximately $1,300 million of indebtedness.

Operating Activities. The Company generated $197.3 million of cash from operating activities on net income of $163.4 million during fiscal 2010 compared to $197.1 million of cash from operating activities generated on net income of $162.9 million during fiscal 2009.

The Company generated $197.1 million of cash from operating activities during fiscal 2009 compared to $189.6 million generated during fiscal 2008. The increase of $7.5 million in fiscal 2009 is primarily due to an increase in net income of $29.8 million partially offset by the payout of the deferred compensation liability of $6.2 and the change in income taxes receivable (including the impact of the excess tax benefit from exercise of stock options) of $12.8 million.

Investing Activities. Net cash used in investing activities was $176.6 million during fiscal 2010 consisting primarily of the acquisitions of Dukes Aerospace and Semco for a total of $166.6 million and capital expenditures of $12.9 million. Net cash used in investing activities for fiscal 2010 also includes cash proceeds of $2.9 million from the sale of real estate no longer utilized that was acquired in a previous acquisition.

Cash used in investing activities was $168.4 million during fiscal 2009 consisting primarily of the acquisitions of the businesses of Aircraft Parts Corporation, Acme and Woodward HRT product lines for a total of $155.2 million and capital expenditures of $13.2 million.

Cash used in investing activities was $165.0 million during fiscal 2008 consisting of the acquisitions of the businesses of CEF and the Unison product line for a total of $154.1 million and capital expenditures of $10.9 million.

Financing Activities. Net cash provided by financing activities during fiscal 2010 was $23.2 million, which comprised $404.2 million of net proceeds from the issuance of the 7 ¾% Senior Subordinated Notes in October 2009, $404.9 million of dividends and dividend equivalent payments, and $23.8 million of cash for tax benefits related to share-based payment arrangements and from the exercise of stock options.

Net cash provided by financing activities during fiscal 2009 was $2.4 million related to the exercise of stock options of $17.6 million partially offset by purchases of treasury stock amounting to $15.2 million.

Cash provided by financing activities during fiscal 2008 of $28.5 million related to the exercise of stock options.

Description of Current Senior Secured Credit Facility and Indentures

In June 2006 TransDigm refinanced its entire debt structure. In connection with the refinancing, TransDigm Inc. obtained a new senior secured credit facility. The senior secured credit facility was amended in 2007 in connection with the acquisition of ATI. The senior secured credit facility consists of a $780 million in term loans and a $200 million revolving loan facility. In addition, under the terms of the senior secured credit facility, TransDigm Inc. has the right to request (but no lender was committed to provide) additional term loans of up to $300 million, subject to the satisfaction of customary conditions, including pro forma compliance with the financial covenant contained in the senior secured credit facility after giving effect to any such incremental term loan borrowings. At September 30, 2010, $198.0 million of the revolving credit facility was available.

The term loan facility will mature in June 2013 and is not subject to interim scheduled amortization, but is subject to certain prepayment requirements. Under the amended terms of the senior secured credit facility, commencing 90 days after the end of fiscal 2008 and each fiscal year thereafter, TransDigm Inc. is required to prepay outstanding term loans in a principal amount equal to 50% of Excess Cash Flow (as defined in the senior secured credit facility); provided that the amount of the prepayment will be reduced to 25% of Excess Cash Flow if the Consolidated Leverage Ratio at the end of the applicable fiscal year is less than 5.00 to 1.00, but greater than 4.50 to 1.00. TransDigm Inc. will not be required to prepay any of the term loans if the Consolidated Leverage Ratio as of the end of the applicable fiscal year is equal to or less than 4.50 to 1.00 or if the term loans achieve certain minimum credit ratings at the end of such fiscal year. "Excess Cash Flow" is a negotiated definition generally designed to capture the cash that was generated by our business in excess of cash used in the business. "Consolidated Leverage Ratio" means the ratio of consolidated total indebtedness to the aggregate amount of EBITDA As Defined, calculated on a pro forma basis. TransDigm's Consolidated Leverage Ratio was approximately 4.2 to 1.00 at September 30, 2010, thus the Company was not obligated to make a prepayment of the term loans based upon the Excess Cash Flow provision.

In addition, subject to exceptions (including reinvestment in productive assets), TransDigm Inc. is required to offer to prepay the term loans with the net proceeds of certain asset sales. The revolving loan facility will mature and the commitments thereunder will terminate in June 2012.

The senior secured credit facility is guaranteed by TD Group and all of TransDigm Inc.'s current domestic restricted subsidiaries, and is secured by a first priority security interest in substantially all of the existing property and assets of TransDigm Inc. and all of TransDigm Inc.'s existing domestic restricted subsidiaries, and a first priority pledge of the capital stock of TransDigm Inc. and TransDigm Inc.'s domestic subsidiaries.

The interest rates per annum applicable to loans, other than swingline loans, under the senior secured credit facility are, at the Company's option, equal to either an alternate base rate or an adjusted LIBO rate for one, two, three or six-month (or to the extent available to each lender, nine or twelve month) interest periods chosen by TransDigm Inc., in each case, plus an applicable margin percentage. The alternate base rate is the greater of (1) Credit Suisse's prime rate or (2) 50 basis points over the weighted average rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve. The applicable margin percentage is a percentage per annum equal to (1) 1.00% for alternate base rate term loans, (2) 2.00% for adjusted LIBO rate term loans, (3) in the case of alternate base rate revolving loans and adjusted LIBO rate revolving loans, a percentage which varies based on the consolidated leverage ratio of TransDigm Inc. as of the relevant date of determination.

TransDigm Inc. entered into a three year interest rate swap in June 2006 with Credit Suisse for an initial notional amount of $187 million at a fixed rate of 7.63%. The notional amount decreased to $150 million on September 23, 2008, and the swap agreement expired on June 23, 2009. TransDigm Inc. entered into an additional three year interest rate swap in January 2008 with Credit Suisse for the notional amount of $300 million at a fixed rate of 5.0% through March 2011.

In connection with the refinancing, TransDigm Inc. also issued $275 million aggregate principal amount of 7 3/4% Senior Subordinated Notes. As a result of the acquisition of ATI, TransDigm Inc. issued an additional $300 million aggregate principal amount of 7 3/4% Senior Subordinated Notes under the Indenture dated as of June 23, 2006.

In October 2009, TransDigm issued an additional $425 million aggregate principal amount of 7 3/4% Senior Subordinated Notes at an issue price of 97.125% of the principal amount thereof. The terms of the 7 3/4% Senior Subordinated Notes issued in October 2009 are substantially identical to the terms of the 7 3/4% Senior Subordinated Notes that were issued and sold by TransDigm in June 2006 and February 2007.

The proceeds from the issuance of the New 7¾% Senior Subordinated Notes, after the original issue discount, were used to make a cash distribution to TD Group, which paid a special cash dividend to its stockholders of approximately $375 million, made dividend equivalent payments to its holders of stock options of approximately $30 million and paid for transaction-related fees and expenses.

Such notes do not require principal payments prior to their maturity in July 2014. The notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by TD Group and all of our existing domestic subsidiaries.

Certain Restrictive Covenants in Our Debt Documents

Both the senior secured credit facility and the Indentures contain restrictive covenants that, among other things, limit the incurrence of additional indebtedness, the payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and prepayments of other indebtedness. In addition, the revolving loan facility under the senior secured credit facility requires TransDigm Inc. to comply with a first lien leverage ratio. A breach of any of the covenants or an inability to comply with the required leverage ratio could result in a default under the senior secured credit facility or the Indentures. If any such default occurs, the lenders under the senior secured credit facility and the holders of the 7¾% Senior Subordinated Notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the senior secured credit facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under the senior secured credit facility, the lenders thereunder will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash, and they will also have the right to prevent us from making debt service payments on the 7¾% Senior Subordinated Notes.

If the McKechnie acquisition is consummated, we anticipate that we will incur additional indebtedness, which will be subject to similar covenants and agreements.

Stock Repurchase Program

In October 2008 we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed $50 million in the aggregate. During 2009, a total of 494,100 shares were repurchased under this program at an aggregate cost of approximately $15.2 million. During 2010, we did not repurchase any shares under the program.

Contractual Obligations

The following is a summary of contractual cash obligations as of September 30, 2010 (in millions):

	2011	2012	2013	2014	2015	2016 and thereafter	Total
Senior Secured Credit Facility[1]	$ —	$ —	$780.0	$ —	$—	$—	$ 780.0
7¾% Senior Subordinated Notes due 2014	—	—	—	1,000.0	—	—	1,000.0
Scheduled Interest Payments[2]	108.2	106.9	99.7	78.1	—	—	392.9
Operating Leases	4.0	3.3	2.3	1.9	1.4	5.6	18.5
Purchase Obligations	5.9	2.1	—	—	—	—	8.0
Total Contractual Cash Obligations	$118.1	$112.3	$882.0	$1,080.0	$ 1.4	$ 5.6	$2,199.4

(1) The senior secured credit facility will mature on June 23, 2013 and will not be subject to interim scheduled amortization.

(2) Assumes that the variable interest rate on our borrowings under our senior secured credit facility remains constant at 3.6%.

In addition to the contractual obligations set forth above, the Company incurs capital expenditures for the purpose of maintaining and replacing existing equipment and facilities and, from time to time, for facility expansion. Capital expenditures totaled approximately $12.9 million, $13.2 million, and $10.9 million during fiscal 2010, 2009, and fiscal 2008, respectively. The Company expects its capital expenditures in fiscal 2011 to be between $15 million and $20 million and such expenditures are projected to increase moderately thereafter.

The Company intends to pursue acquisitions that present opportunities consistent with the Company's business direction. The Company regularly engages in discussions with respect to potential acquisitions and investments. However, there can be no assurance that the Company will be able to consummate an agreement with respect to any future acquisition. The Company's acquisition strategy may require substantial capital, and no assurance can be given that the Company will be able to raise any necessary funds on acceptable terms or at all. If the Company incurs additional debt to finance acquisitions, total interest expense will increase.

If the Company has excess cash, it may consider methods by which it can provide cash to its debt or equity holders through a dividend, prepayment of indebtedness, repurchase of stock, or other means. In October 2008, the Company announced that its Board of Directors had authorized the repurchase of up to $50 million, in the aggregate, of the Company's common stock. During fiscal 2009, the Company repurchased a total of 494,100 shares at an aggregate cost of $15.2 million. The Company did not repurchase any shares under the program in 2010. Whether the Company undertakes additional stock repurchases or other aforementioned activities will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. In addition, the Company may issue additional debt if prevailing market conditions are favorable to doing so.

The Company's ability to make scheduled interest payments on, or to refinance, the Company's indebtedness, or to fund non-acquisition related capital expenditures and research and development efforts, will depend on the Company's ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based on its current levels of operations and absent any disruptive events, management believes that internally generated funds and borrowings available under our revolving loan facility should provide sufficient resources to finance its operations, non-acquisition related capital expenditures, research and development efforts and long-term indebtedness obligations through at least fiscal 2011. There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available to the Company under the senior secured credit facility in an amount sufficient to enable it to pay its indebtedness or to fund its other liquidity needs. The Company may need to refinance all or a portion of its indebtedness on or before maturity. Also, to the extent the Company accelerates its growth plans, consummates acquisitions or has lower than anticipated sales or increases in expenses, the Company may also need to raise additional capital. In particular, increased working capital needs occur whenever the Company consummates acquisitions or experiences strong incremental demand. There can be no assurance that the Company will be able to raise additional capital on commercially reasonable terms or at all.

If the McKechnie acquisition is consummated, we anticipate that we will incur additional indebtedness to finance the acquisition and to refinance existing indebtedness.

New Accounting Standards

New Accounting Standards Adopted in Fiscal 2010

In December 2007, the FASB issued authoritative guidance requiring assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. This guidance also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. This authoritative guidance was adopted as of October 1, 2009.

In connection with the acquisition of Dukes Aerospace and Semco, TD Group recorded approximately $2.7 million of acquisition-related costs, which are included in selling and administrative expenses for the year ended September 30, 2010.

Additional Disclosure Required by Indenture

Separate financial statements of TransDigm Inc. are not presented since TD Group has no operations or significant assets separate from its investment in TransDigm Inc. and since the 7¾% Senior Subordinated Notes are guaranteed by TD Group and all direct and indirect domestic restricted subsidiaries of TransDigm Inc. As of September 30, 2010, two subsidiaries of TransDigm that are not obligated to guarantee the 7¾% Senior Subordinated Notes are wholly-owned, foreign subsidiaries that have inconsequential assets, liabilities and equity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our main exposure to market risk relates to interest rates. Our financial instruments that are subject to interest rate risk principally include fixed-rate and floating-rate long-term debt. At September 30, 2010, we had borrowings under our senior secured credit facility of $780 million that were subject to interest rate risk. Borrowings under our senior secured credit facility bear interest, at our option, at a rate equal to either an alternate base rate or an adjusted LIBO rate for a one-, two-, three- or six-month (or to the extent available to each lender, nine- or twelve-month) interest period chosen by us, in each case, plus an applicable margin percentage. Accordingly, the Company's cash flows and earnings will be exposed to the market risk of interest rate changes resulting from variable rate borrowings under our senior secured credit facility. The effect of a hypothetical one percentage point increase in interest rates would increase the annual interest costs under our senior secured credit facility by approximately $7.8 million based on the amount of outstanding borrowings at September 30, 2010. The weighted average interest rate on the $780 million of borrowings under our senior secured credit facility on September 30, 2010 was 2.4%.

At September 30, 2010, we had an agreement in place to swap variable interest rates on our senior secured credit facility for fixed interest rates through March 23, 2011 for the notional amount of $300 million. The fair value of the interest rate swap agreement is adjusted at each balance sheet date, with a corresponding adjustment to other comprehensive income. At September 30, 2010, the fair value of the interest rate swap agreement was a liability of $3.9 million.

The fair value of the $780 million aggregate principal amount of borrowings under the senior secured credit facility is exposed to the market risk of interest rates. The estimated fair value of such term loan approximated $762 million at September 30, 2010 based upon information provided to the Company from its agent under the credit facility. The fair value of the $1,000 million aggregate principal amount of our 7¾% Senior Subordinated Notes is exposed to the market risk of interest rate changes. The estimated fair value of such notes approximated $1,010 million at September 30, 2010 based upon quoted market rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is contained on pages F-1 through F-35 of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

As of September 30, 2010, TD Group carried out an evaluation, under the supervision and with the participation of TD Group's management, including its Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of the design and operation of TD Group's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that TD Group's disclosure controls and procedures are effective to ensure that information required to be disclosed by TD Group in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to TD Group's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, TD Group's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures.

Management's Report on Internal Control Over Financial Reporting

The management of TD Group is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, TransDigm's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2010. Based on our assessment, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2010.

The Company's independent auditors, Ernst & Young LLP, have issued an audit report on the effectiveness of internal control over financial reporting of the Company as of September 30, 2010. This report is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in TD Group's internal control over financial reporting that occurred during the fourth quarter of the fiscal year ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, TD Group's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TransDigm Group Incorporated

We have audited TransDigm Group Incorporated's internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TransDigm Group Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TransDigm Group Incorporated maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TransDigm Group Incorporated as of September 30, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2010 and our report dated November 15, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
November 15, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors and Executive Officers

Information regarding TD Group's directors is set forth under the caption "Proposal One: Election of Directors" in our Proxy Statement, which is incorporated herein by reference. The following table sets forth certain information concerning TD Group's executive officers:

Name	Age	Position
W. Nicholas Howley	58	Chief Executive Officer and Chairman of the Board of Directors
Robert S. Henderson	54	Executive Vice President of TD Group
Bernt G. Iversen II	53	President, Champion Aerospace LLC, a wholly-owned subsidiary of TransDigm Inc.
Raymond F. Laubenthal	49	President and Chief Operating Officer of TD Group and TransDigm Inc.
James Riley	44	Executive Vice President of TD Group
John F. Leary	63	President, Adams Rite Aerospace, Inc., a wholly-owned subsidiary of TransDigm Inc.
Roger V. Jones	51	President, AeroControlex Group division of AeroControlex Group, Inc., a wholly-owned subsidiary of TransDigm Inc.
Albert J. Rodriguez	50	Executive Vice President-Mergers and Acquisitions
Gregory Rufus	54	Executive Vice President, Chief Financial Officer and Secretary

Mr. Howley was named Chairman of the Board of Directors of TD Group in July 2003. He has served as Chief Executive Officer of TD Group since December 2005 and of TransDigm Inc. since December 2001. Mr. Howley was President of TD Group from July 2003 until December 2005. Mr. Howley served as Chief Operating Officer of TransDigm Inc. from December 1998 through December 2001 and served as President of TransDigm Inc. from December 1998 through September 2005. Mr. Howley is a director of Satair A/S, a Danish public company that is an aerospace distributor, including a distributor of the Company's products, and Polypore International Inc., a NYSE-listed manufacturer of polymer-based membranes used in separation and filtration processes.

Mr. Henderson was appointed Executive Vice President of TD Group in December 2005 and Executive Vice President of TransDigm Inc. in October 2005. He was President of the AdelWiggins Group, an operating division of TransDigm Inc., from August 1999 to April 2008.

Mr. Iversen was appointed President of Champion Aerospace LLC, a wholly-owned subsidiary of TransDigm Inc., in June 2006. From July 2001 to June 2006, he served as Director of Engineering and Marketing for Champion Aerospace.

Mr. Laubenthal was appointed President and Chief Operating Officer of TD Group in December 2005, President and Chief Operating Officer of TransDigm Inc. in October 2005 and was President of AeroControlex Group, then operated as a division of TransDigm Inc., from November 1998 through September 2005.

Mr. Riley was appointed Executive Vice President of TD Group in October 2009. From October 2005 through September 2009, Mr. Riley was President of AeroControlex Group Inc., a subsidiary of TransDigm Inc. From October 2003 through September 2005, he served as Director of Mergers & Acquisitions for TransDigm Inc. From February 1994 through September 2003, Mr. Riley served AeroControlex Group in various manufacturing, sales and management positions.

Mr. Leary has been President of Adams Rite Aerospace, Inc., a wholly-owned subsidiary of TransDigm Inc., since June 1999.

Mr. Jones was appointed President of AeroControlex Group Inc., a subsidiary of TransDigm Inc., in October 2009. Since September 1994, Mr. Jones has served in a variety of positions at AeroControlex including Project Engineer, Engineering Group Leader, Chief Engineer, Director of Engineering, Director of Quality, and Director of Sales and Marketing.

Mr. Rodriguez was appointed Executive Vice President—Mergers and Acquisitions in June 2006. Mr. Rodriguez served as Executive Vice President of TD Group from December 2005 to June 2006, Executive Vice President of TransDigm Inc. from October 2005 to June 2006 and was the President of MarathonNorco Aerospace, Inc., a wholly-owned subsidiary of TransDigm Inc., from September 1999 through May 2006.

Mr. Rufus was named Executive Vice President, Chief Financial Officer and Secretary of TD Group in December 2005. He served as Vice President and Chief Financial Officer of TD Group from July 2003 until December 2005. Mr. Rufus was appointed Executive Vice President and Chief Financial Officer of TransDigm Inc. on October 1, 2005 and had been Vice President and Chief Financial Officer of TransDigm Inc. since August 2000.

Section 16(a) Beneficial Ownership Reporting Compliance

The information regarding compliance with Section 16 of the Securities Exchange Act of 1934 is set forth under the caption entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement, which is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to all of our directors, officers, and employees and a Code of Ethics for Senior Financial Officers which includes additional ethical obligations for our senior financial management (which includes our chief executive officer, chief financial officer, president, division presidents, controllers, treasurer, and chief internal auditor). Please refer to the information set forth under the caption "Corporate Governance—Codes of Ethics" in our Proxy Statement, which is incorporated herein by reference. Our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers is available on our website at *www.transdigm.com.* Any person may receive a copy without charge by writing to us at TransDigm Group Incorporated, 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114. We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to directors and executive officers and that is required to be disclosed pursuant to the rules of the Securities and Exchange Commission.

Nominations of Directors

The procedure by which stockholders may recommend nominees to our Board of Directors is set forth under the caption "Board of Directors—Nominating and Corporate Governance Committee" in our Proxy Statement, which is incorporated herein by reference.

Audit Committee

The information regarding the audit committee of our Board of Directors and audit committee financial experts is set forth under the caption "Board of Directors—Audit Committee" in our Proxy Statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the captions "Executive Compensation" and "Compensation of Directors" in our Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information regarding security ownership of certain beneficial owners and management is set forth under the caption "Security Ownership of Beneficial Owners and Management" in our Proxy Statement, which is incorporated herein by reference.

Equity Compensation Plan Information

Plan category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	5,967,018(2)	$19.85	1,168,464
Equity compensation plans not approved by security holders(3)	108,096	$ 6.68	N/A
Total	6,075,114		1,168,464

(1) Includes information related to the 2003 stock option plan and the 2006 stock incentive plan, each as described below.

(2) Does not include 264 shares of restricted stock, which are subject to forfeiture, as these shares have been reflected in the Company's total shares outstanding.

(3) Options issued outside of the 2003 stock option plan and the 2006 stock incentive plan.

2003 Stock Option Plan

In connection with the acquisition of the Company by Warburg Pincus in 2003, TD Group adopted a stock option plan for the benefit of our employees. The stock option plan has been amended and restated on several occasions, most recently effective as of July 18, 2008 and we refer to such stock option plan as it is currently in effect as the 2003 stock option plan.

Upon the closing of the acquisition of the Company by Warburg Pincus, certain employees rolled over certain then-existing options to purchase shares of common stock of TransDigm Inc.'s former holding company with an aggregate intrinsic value of approximately $35.7 million into a combination of options to purchase shares of common stock of TD Group, or rollover options, and interests in the two deferred compensation plans which have since been terminated. These employees were granted rollover options to purchase an aggregate of 3,870,152 shares of TD Group common stock, which gives effect to the 149.60 for 1.00 stock split that we effected on March 14, 2006 in connection with our initial public offering. All rollover options granted in connection with the closing of the acquisition were fully vested on the date of grant. As of September 30, 2010, there were rollover options to purchase 117,436 shares of TD Group common stock issued and outstanding (after giving effect to the stock split).

In addition to the shares of TD Group common stock reserved for issuance upon exercise of rollover options, under the terms of the 2003 stock option plan, an aggregate of 5,469,301 shares of TD Group common stock are reserved for issuance upon exercise of new management options (after giving effect to the stock split). As of September 30, 2010, there were new management options to purchase 2,869,757 shares of TD Group common stock outstanding (after giving effect to the stock split). As of September 30, 2010, there were 77,829 shares available for issuance under options not yet granted.

2006 Stock Incentive Plan

Prior to the consummation of the initial public offering, TD Group adopted a new stock incentive plan, which was amended on October 20, 2006 and effective July 29, 2008, designed to assist us in attracting, retaining, motivating and rewarding key employees, directors or consultants, and promoting the creation of long-term value for stockholders of TD Group by closely aligning the interests of these individuals with those of our stockholders. The 2006 stock incentive plan permits TD Group to award our key employees, directors or consultants stock options, restricted stock and other stock-based incentives. The total number of shares of TD Group common stock reserved for issuance or delivery under the 2006 stock incentive plan is 4,119,668, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. As of September 30, 2010, there were 3,892 restricted shares issued and outstanding under the 2006 stock incentive plan. In addition, options to purchase 3,008,385 shares had been issued thereunder, of which 2,979,825 are outstanding. As of September 30, 2010, there were 1,090,635 shares available for issuance under options not yet granted.

In connection with the acquisition of the Company by Warburg Pincus, the Company issued 132,096 options to Michael Graff, a director of the Company. Because Mr. Graff was not an employee of the Company and because participation in the 2003 Stock Option Plan was limited to employees, the options were issued outside of the 2003 Stock Option Plan. All of the options awarded to Mr. Graff are vested. As of September 30, 2010, 108,096 options remained outstanding and exercisable.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is set forth under the captions entitled "Certain Relationships and Related Transactions," "Compensation of Directors," and "Independence of Directors" in our Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is set forth under the caption "Principal Accounting Fees and Services" in our Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed with Report

(a) (1) Financial Statements

(a) (2) Financial Statement Schedules

(a) (3) Exhibits

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
2.1	Agreement and Plan of Merger, dated January 9, 2007, among TransDigm Inc., Project Coffee Acquisition Co. and Aviation Technologies, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed January 10, 2007 (File No. 001-32833)
2.2	Stock Purchase Agreement dated September 25, 2010 among McKechnie Holdings LLC, TransDigm Inc. and TransDigm Group Incorporated	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 28, 2010 (File No. 001-32833)
3.1	Amended and Restated Certificate of Incorporation, filed March 14, 2006, of TransDigm Group Incorporated	Incorporated by reference to Amendment No. 3 to TransDigm Group Incorporated's Form S-1 filed March 13, 2006 (File No. 333-130483)
3.2	Amended and Restated Bylaws of TransDigm Group Incorporated	Incorporated by reference to Amendment No. 3 to TransDigm Group Incorporated's Form S-1 filed March 13, 2006 (File No. 333-130483)
3.3	Certificate of Incorporation, filed July 2, 1993, of NovaDigm Acquisition, Inc. (now known as TransDigm Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.4	Certificate of Amendment, filed July 22, 1993, of the Certificate of Incorporation of NovaDigm Acquisition, Inc. (now known as TransDigm Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.5	Bylaws of NovaDigm Acquisition, Inc. (now known as TransDigm Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.6	Certificate of Incorporation, filed March 28, 1994, of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.7	Certificate of Amendment, filed May 18, 1994, of the Certificate of Incorporation of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.8	Certificate of Amendment, filed May 24, 1994, of the Certificate of Incorporation of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.9	Certificate of Amendment, filed August 28, 2003, of the Certificate of Incorporation of Marathon Power Technology Company (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 28, 2006 (File No. 001-32833)
3.10	Bylaws of MPT Acquisition Corp. (now known as MarathonNorco Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.11	Articles of Incorporation, filed July 30, 1986, of ARP Acquisition Corporation (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.12	Certificate of Amendment, filed September 12, 1986, of the Articles of Incorporation of ARP Acquisition Corporation (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.13	Certificate of Amendment, filed January 27, 1992, of the Articles of Incorporation of Adams Rite Products, Inc. (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.14	Certificate of Amendment, filed December 31, 1992, of the Articles of Incorporation of Adams Rite Products, Inc. (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.15	Certificate of Amendment, filed August 11, 1997, of the Articles of Incorporation of Adams Rite Sabre International, Inc. (now known as Adams Rite Aerospace, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.16	Amended and Restated Bylaws of Adams Rite Aerospace, Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed January 29, 1999 (File No. 333-71397)
3.17	Certificate of Formation, effective June 30, 2007, of Champion Aerospace LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.18	Limited Liability Company Agreement of Champion Aerospace LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.19	Certificate of Formation, effective June 29, 2007, of Avionic Instruments LLC	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 21, 2007 (File No. 001-32833)
3.20	Limited Liability Company Agreement of Avionic Instruments LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.21	Certificate of Incorporation, filed December 22, 2004, of Skurka Aerospace Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed October 11, 2006 (File No. 333-137937)
3.22	Bylaws of Skurka Aerospace Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed October 11, 2006 (File No. 333-137937)
3.23	Certificate of Conversion, effective June 30, 2007, converting CDA InterCorp into CDA InterCorp LLC.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.24	Operating Agreement of CDA InterCorp LLC.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.25	Certificate of Incorporation, filed March 7, 2003, of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.26	Certificate of Amendment of Certificate of Incorporation, filed May 12, 2003, of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.27	Certificate of Amendment of Certificate of Incorporation, filed July 17, 2003, of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.28	Bylaws of Wings Holdings, Inc. (now known as Aviation Technologies, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.29	Articles of Incorporation, filed October 3, 1963, of Avtech Corporation	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.30	Articles of Amendment of Articles of Incorporation, filed March 30, 1984, of Avtech Corporation	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.31	Articles of Amendment of Articles of Incorporation, filed April 17, 1989, of Avtech Corporation	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.32	Articles of Amendment of Articles of Incorporation, filed July 17, 1998, of Avtech Corporation	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.33	Articles of Amendment of Articles of Incorporation, filed May 20, 2003, of Avtech Corporation	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4, filed July 6, 2007 (File No. 333-144366)
3.34	Bylaws of Avtech Corporation	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.35	Certificate of Formation, effective June 30, 2007, of Transicoil LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.36	Limited Liability Company Agreement of Transicoil LLC	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.37	Certificate of Incorporation, filed May 17, 2006, of Bruce Industries Acquisition Corp. (now known as Malaysian Aerospace Services, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.38	Certificate of Amendment of Certificate of Incorporation, filed January 19, 2007, of Bruce Industries Acquisition Corp. (now known as Malaysian Aerospace Services, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.39	Bylaws of Bruce Industries Acquisition Corp. (now known as Malaysian Aerospace Services, Inc.)	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.40	Certificate of Incorporation, filed June 18, 2007, of AeroControlex Group, Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.41	Bylaws of AeroControlex Group, Inc.	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed July 6, 2007 (File No. 333-144366)
3.42	Certificate of Incorporation filed August 6, 2007, of Bruce Aerospace, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 21, 2007 (File No. 001-32833)
3.43	Bylaws of Bruce Aerospace, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 21, 2007 (File No. 001-32833)
3.44	Articles of Incorporation, filed February 6, 2006 of Bruce Industries, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 21, 2007 (File No. 001-32833)
3.45	Bylaws of Bruce Industries, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 21, 2007 (File No. 001-32833)
3.46	Certificate of Formation, filed September 30, 2010, of CEF Industries, LLC	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 24, 2009 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
3.47	Limited Liability Company Agreement of CEF Industries, LLC	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 24, 2009 (File No. 001-32833)
3.48	Certificate of Incorporation, filed September 20, 1960, of Aircraft Parts Corporation	Incorporated by reference to TransDigm Group Incorporated's Form 10-Q filed February 4, 2009 (File No. 001-32833)
3.49	Bylaws of Aircraft Parts Corporation	Incorporated by reference to TransDigm Group Incorporated's Form 10-Q filed February 4, 2009 (File No. 001-32833)
3.50	Certificate of Incorporation, filed July 10, 2009, of Acme Aerospace Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 10-Q filed August 25, 2009 (File No. 001-32833)
3.51	Bylaws of Acme Aerospace Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 10-Q filed August 25, 2009 (File No. 001-32833)
3.52	Certificate of Incorporation, filed November 20, 2009, of Dukes Aerospace, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 3, 2009 (File No. 001-32833)
3.53	Bylaws of Dukes Aerospace, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 3, 2009 (File No. 001-32833)
3.54	Certificate of Incorporation of Semco Instruments, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 7, 2010 (File No. 001-32833)
3.55	Amended and Restated Bylaws of Semco Instruments, Inc.	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 7, 2010 (File No. 001-32833)
4.1	Form of Stock Certificate	Incorporated by reference to Amendment No. 3 to TransDigm Group Incorporated's Form S-1 filed March 13, 2006 (File No. 333-130483)
4.2	Indenture, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed June 28, 2006 (File No. 001-32833)
4.3	First Supplemental Indenture, dated November 2, 2006, to Indenture, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed November 6, 2006 (File No. 001-32833)
4.4	Second Supplemental Indenture, dated February 7, 2007, to Indenture, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed February 13, 2007 (File No. 333-130483)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
4.5	Third Supplemental Indenture, dated June 29, 2007, to Indenture, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed July 6, 2007 (File No. 001-32833)
4.6	Fourth Supplemental Indenture, dated August 10, 2007, to Indenture, dated June 23, 2006, among TransDigm, Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form 8-K filed August 16, 2007 (File No. 001-32833)
4.7	Fifth Supplemental Indenture, dated May 7, 2008, to Indenture, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed May 9, 2008 (File No. 001-32833)
4.8	Sixth Supplemental Indenture, dated December 16, 2008, to Indenture, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 18, 2008 (File No. 001-32833)
4.9	Seventh Supplemental Indenture, dated July 27, 2009, to Indenture dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed July 29, 2009 (File No. 001-32833)
4.10	Eighth Supplemental Indenture, dated December 2, 2009, to Indenture dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 3, 2009 (File No. 001-32833)
4.11	Ninth Supplemental Indenture, dated September 3, 2010, to Indenture dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 7, 2010 (File No. 001-32833)
4.12	Indenture, dated as of October 6, 2009, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed October 6, 2009 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
4.13	First Supplemental Indenture, dated December 2, 2009, to Indenture dated October 6, 2009, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 3, 2009 (File No. 001-32833)
4.14	Second Supplemental Indenture, dated September 3, 2010, to Indenture dated October 6, 2009, among TransDigm Inc., TransDigm Group Incorporated, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 7, 2010 (File No. 001-32833)
4.15	Registration Rights Agreement, dated October 6, 2009, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse Securities (USA) LLC, as representative for the several initial purchasers	Incorporated by reference to TransDigm Inc. and TransDigm Group Incorporated's Form 8-K filed October 6, 2009 (File No. 001-32833)
4.16	Form 7¾% Senior Subordinated Notes due 2014	Included in Exhibit 4.2
10.1	Amended and Restated Employment Agreement, dated June 3, 2008, between W. Nicholas Howley and TransDigm Group Incorporated *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed June 6, 2008 (File No. 001-32833)
10.2	Amended and Restated Employment Agreement, dated October 29, 2008, between Raymond Laubenthal and TransDigm Group Incorporated *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed October 30, 2008 (File No. 333-130483)
10.3	Amended and Restated Employment Agreement, dated October 29, 2008, between Gregory Rufus and TransDigm Group Incorporated *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed October 30, 2008 (File No. 333-130483)
10.4	TransDigm Group Incorporated Fourth Amended and Restated 2003 Stock Option Plan *	Incorporated by reference to Amendment No. 1 to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed November 7, 2006 (File No. 333-137937)
10.5	Amendment No. 1 to TransDigm Group Incorporated Fourth Amended and Restated 2003 Stock Option Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 21, 2007 (File No. 001-32833)
10.6	Letter, dated February 24, 2006, from David Barr, Member of the Compensation Committee of the Board of Directors of TransDigm Group Incorporated, to W. Nicholas Howley, Chief Executive Officer of TransDigm Group Incorporated *	Incorporated by reference to Amendment No. 2 to TransDigm Group Incorporated's Form S-1 filed February 27, 2006 (File No. 333-130483)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.7	Amendment No. 2 to TransDigm Group Incorporated Fourth Amended and Restated Stock Option Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 10-Q filed August 7, 2008 (File No. 001-32833)
10.8	Amendment No. 3 to TransDigm Group Incorporated Fourth Amended and Restated Stock Option Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed April 28, 2009 (File No. 001-32833)
10.9	TransDigm Group Incorporated 2006 Stock Incentive Plan *	Incorporated by reference to Amendment No. 3 to TransDigm Group Incorporated's Form S-1 filed March 13, 2006 (File No. 333-130483)
10.10	Amendment No. 1, dated October 20, 2006, to the TransDigm Group Incorporated 2006 Stock Incentive Plan *	Incorporated by reference to Amendment No. 1 to TransDigm Inc. and TransDigm Group Incorporated's Form S-4 filed November 7, 2006 (File No. 333-137937)
10.11	Second Amendment to TransDigm Group Incorporated 2006 Stock Incentive Plan, dated April 25, 2008 *	Incorporated by reference to Schedule 14A filed June 6, 2008 (File No. 001-32833)
10.12	Amended and Restated TD Holding Corporation Dividend Equivalent Plan *	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed December 22, 2005 (File No. 333-10834006)
10.13	Second Amended and Restated TransDigm Group Incorporated 2003 Stock Option Plan Dividend Equivalent Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed April 28, 2009 (File No. 001-32833)
10.14	Third Amended and Restated TransDigm Group Incorporated 2003 Stock Option Plan Dividend Equivalent Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed October 6, 2009 (File No. 001-32833)
10.15	Amended and Restated TransDigm Inc. Executive Retirement Savings Plan *	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed December 22, 2005 (File No. 333-10834006)
10.16	TransDigm Group Incorporated 2006 Stock Incentive Plan Dividend Equivalent Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed June 6, 2008 (File No. 333-130483)
10.17	Amended and Restated TransDigm Group Incorporated 2006 Stock Incentive Plan Dividend Equivalent Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed April 28, 2009 (File No. 001-32833)
10.18	Second Amended and Restated TransDigm Group Incorporated 2006 Stock Incentive Plan Dividend Equivalent Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed October 6, 2009 (File No. 001-32833)
10.19	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the rollover options granted to such executive *	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4, filed August 29, 2003 (File No. 333-10834006)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.20	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the time vested options granted to such executive under the 2003 Stock Option Plan (pre-IPO) *	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4, filed August 29, 2003 (File No. 333-10834006)
10.21	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the performance vested options granted to such executive under the 2003 Stock Option Plan (pre-IPO) *	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4, filed August 29, 2003 (File No. 333-10834006)
10.22	Form of Management Option Agreement, between TransDigm Group Incorporated and the applicable executive regarding the time vested options granted to such executive under the Fourth Amended and Restated 2003 Stock Option Plan (post-IPO) *	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 28, 2006 (File No. 001-32833)
10.23	Form of Management Option Agreement, between TransDigm Group Incorporated and the applicable executive regarding the performance vested options granted to such executive under the Fourth Amended and Restated 2003 Stock Option Plan (post-IPO) *	Incorporated by reference to TransDigm Group Incorporated's Form 10-K filed November 28, 2006 (File No. 001-32833)
10.24	Form of Option Agreement under TransDigm Group Incorporated 2006 Stock Incentive Plan *	Incorporated by reference to Amendment No. 3 to TransDigm Group Incorporated's Form S-1 filed March 13, 2006 (File no. 333-130483)
10.25	Form of Option Agreement under 2008 stock incentive program under TransDigm Group Incorporated 2006 Stock Incentive Plan *	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed November 21, 2008 (File No. 333-130483)
10.26	Form of Restricted Stock Award Agreement under TransDigm Group Incorporated 2006 Stock Incentive Plan	Incorporated by reference to TransDigm Group Incorporated's Form 10-Q filed May 8, 2007 (File No. 001-32833)
10.27	Amended and Restated Stock Option Agreement dated June 2004 between TransDigm Group Incorporated and Michael Graff	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed October 6, 2009 (File No. 001-32833)
10.28	First Amendment to Amended and Restated Stock Option Agreement dated October 5, 2009 between TransDigm Group Incorporated and Michael Graff	Filed with Exhibit 10.27
10.29	Tax Sharing Agreement, dated July 22, 2003, among TD Holding Corporation, TransDigm Holding Company, TransDigm Inc. and such direct and indirect subsidiaries of TD Holding Corporation that are listed on Exhibit A thereto	Incorporated by reference to Amendment No. 1 to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed October 30, 2003 (File No. 333-10834006)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.30	Credit Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the financial institutions from time to time party thereto, as lenders, Credit Suisse, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC and Bank of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A., as syndication agent, and Barclays Bank plc, General Electrical Capital Corporation and UBS Securities LLC, as co-documentation agents	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed on June 28, 2006 (File No. 001-32833)
10.31	Amendment No. 1. Consent and Agreement, dated January 25, 2007, to the Credit Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. from time to time party thereto, the financial institutions from time to time party thereto, as lenders, Credit Suisse, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC and Bank of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A., as syndication agent, and Barclays Bank plc, General Electric Capital Corporation and UBS Securities LLC, as co-documentation agents	Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed February 13, 2007 (File No. 333-130483)
10.32	Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse, as administrative agent and collateral agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed June 28, 2006 (File No. 001-32833)
10.33	Supplement No. 1, dated November 2, 2006, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse, as administrative agent and collateral agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed November 6, 2006 (File No. 001-32833)
10.34	Supplement No. 2, dated February 7, 2007, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative and collateral agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed February 13, 2007 (File No. 333-130483)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.35	Supplement No. 3, dated June 29, 2007, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed July 6, 2007 (File No. 001-32833)
10.36	Supplement No. 4, dated September 10, 2007, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 11, 2007 (File No. 001-32833)
10.37	Supplement No. 5 dated May 7, 2008, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed May 9, 2008 (File No. 001-32833)
10.38	Supplement No. 6 dated December 16, 2008, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 18, 2008 (File No. 001-32833)
10.39	Supplement No. 7 dated July 27, 2009, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed July 29, 2009 (File No. 001-32833)
10.40	Supplement No. 8 dated December 2, 2009, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 3, 2009 (File No. 001-32833)
10.41	Supplement No. 9 dated September 3, 2010, to the Guarantee and Collateral Agreement, dated June 23, 2006, among TransDigm Inc., TransDigm Group Incorporated, the subsidiaries of TransDigm Inc. named therein and Credit Suisse as administrative agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 7, 2010 (File No. 001-32833)
10.42	Joinder Agreement, dated November 2, 2006, between CDA InterCorp and Credit Suisse, as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed November 6, 2006 (File No. 001-32833)

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
10.43	Joinder Agreement, dated February 7, 2007, among Aviation Technologies, Inc., Avtech Corporation, Transicoil Corp., West Coast Specialties, Inc., Malaysian Aerospace Services, Inc. and Credit Suisse as administrative agent and collateral agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed February 13, 2007 (File No. 333-130483)
10.44	Joinder Agreement dated June 29, 2007, between AeroControlex Group, Inc. and Credit Suisse, as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed July 6, 2007 (File No. 001-32833)
10.45	Joinder Agreement dated September 10, 2007, between Bruce Aerospace Inc. and Bruce Industries, Inc. and Credit Suisse as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 11, 2007 (File No. 001-32833)
10.46	Joinder Agreement dated May 7, 2008, between CEF Industries, Inc., and Credit Suisse as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed May 9, 2008 (File No. 001-32833)
10.47	Joinder Agreement dated December 16, 2008, between Aircraft Parts Corporation and Credit Suisse as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 18, 2008 (File No. 001-32833)
10.48	Joinder Agreement dated July 27, 2009, between Acme Aerospace, Inc., and Credit Suisse as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed July 29, 2009 (File No. 001-32833)
10.49	Joinder Agreement, dated December 2, 2009, between Dukes Aerospace, Inc. and Credit Suisse as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed December 3, 2009 (File No. 001-32833)
10.50	Joinder Agreement, dated September 3, 2010, between Semco Instruments, Inc. and Credit Suisse as agent	Incorporated by reference to TransDigm Group Incorporated's Form 8-K filed September 7, 2010 (File No. 001-32833)
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges	Filed with Original Filing
21.1	Subsidiaries of TransDigm Group Incorporated	Filed with Original Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed with Original Filing
31.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

Exhibit No.	Description	Filed Herewith or Incorporated by Reference From
32.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with Original Filing
32.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with Original Filing
101	Financial Statements and Notes to Condensed Consolidated Financial Statements formatted in XBRL.	Filed with Original Filing

* Indicates management contract or compensatory plan contract or arrangement.

Note: The exhibit list above was modified, including adding an exhibit reference, by the filing of Form 10-K/A (Amendment No. 1) to the Annual Report on Form 10-K for the fiscal year ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Cleveland, State of Ohio, on November 15, 2010.

TRANSDIGM GROUP INCORPORATED

By: /s/ Gregory Rufus
Name: **Gregory Rufus**
Title: **Executive Vice President, Chief Financial Officer and Secretary**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ W. Nicholas Howley **W. Nicholas Howley**	Chairman of Board of Directors and Chief Executive Officer (Principal Executive Officer)	November 15, 2010
/s/ Gregory Rufus **Gregory Rufus**	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	November 15, 2010
/s/ David Barr **David Barr**	Director	November 15, 2010
/s/ Mervin Dunn **Mervin Dunn**	Director	November 15, 2010
/s/ Michael Graff **Michael Graff**	Director	November 15, 2010
/s/ Sean P. Hennessy **Sean P. Hennessy**	Director	November 15, 2010
/s/ Douglas Peacock **Douglas Peacock**	Director	November 15, 2010
/s/ Robert J. Small **Robert J. Small**	Director	November 15, 2010

TRANSDIGM GROUP INCORPORATED AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K:
FISCAL YEAR ENDED SEPTEMBER 30, 2010
ITEM 8 AND ITEM 15(a) (1)
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
INDEX

TRANSDIGM GROUP INCORPORATED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TransDigm Group Incorporated

We have audited the accompanying consolidated balance sheets of TransDigm Group Incorporated as of September 30, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2010. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransDigm Group Incorporated at September 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, "Summary of Significant Accounting Policies," the Company adopted a change in the method of accounting in 2010 regarding the date of the Company's annual goodwill and indefinite-lived intangible assets impairment test.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TransDigm Group Incorporated's internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 15, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
November 15, 2010

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND 2009
(Amounts in thousands, except share amounts)

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 234,112	$ 190,167
Trade accounts receivable—Net	134,461	106,446
Inventories	188,756	167,766
Deferred income taxes	15,200	18,700
Prepaid expenses and other	10,979	11,675
Total current assets	583,508	494,754
PROPERTY, PLANT AND EQUIPMENT—Net	99,613	96,751
GOODWILL	1,571,664	1,462,310
TRADEMARKS AND TRADE NAMES	187,556	176,156
OTHER INTANGIBLE ASSETS—Net	212,838	196,765
DEBT ISSUE COSTS—Net	18,649	24,089
OTHER	3,990	3,615
TOTAL ASSETS	$2,677,818	$2,454,440
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 44,226	$ 44,680
Accrued liabilities	68,786	55,072
Total current liabilities	113,012	99,752
LONG-TERM DEBT	1,771,646	1,356,761
DEFERRED INCOME TAXES	168,588	162,745
OTHER NON-CURRENT LIABILITIES	31,593	16,020
Total liabilities	2,084,839	1,635,278
STOCKHOLDERS' EQUITY:		
Common stock—$.01 par value; authorized 224,400,000 shares; issued 49,928,241 and 49,448,028 at September 30, 2010 and 2009, respectively	499	494
Additional paid-in capital	419,396	388,772
Retained earnings	192,126	450,647
Accumulated other comprehensive income/(loss)	(3,800)	(5,509)
Treasury stock, at cost; 494,100 shares at September 30, 2010 and 2009	(15,242)	(15,242)
Total stockholders' equity	592,979	819,162
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,677,818	$2,454,440

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)

	Fiscal Years Ended		
	2010	2009	2008
NET SALES	$827,654	$761,552	$713,711
COST OF SALES	354,588	332,206	327,780
GROSS PROFIT	473,066	429,346	385,931
OPERATING EXPENSES:			
Selling and administrative	94,918	80,018	74,650
Amortization of intangibles	15,079	13,928	12,002
Total operating expenses	109,997	93,946	86,652
INCOME FROM OPERATIONS	363,069	335,400	299,279
INTEREST EXPENSE—Net	112,234	84,398	92,677
INCOME BEFORE INCOME TAXES	250,835	251,002	206,602
INCOME TAX PROVISION	87,390	88,100	73,476
NET INCOME	$163,445	$162,902	$133,126
NET INCOME APPLICABLE TO COMMON STOCK	$133,132	$162,902	$133,126
Net earnings per share—see Note 5:			
Basic and diluted (two-class method)	$ 2.52	$ 3.10	$ 2.56
Cash dividends paid per common share	$ 7.65	$ —	$ —
Weighted-average shares outstanding:			
Basic and diluted	52,923	52,539	52,098

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands, except share and per share amounts)

	Common Stock				Accumulated Other Comprehensive Income/(Loss)	Treasury Stock		
	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings		Number of Shares	Value	Total
BALANCE—October 1, 2007	47,041,974	$470	$332,522	$ 156,312	$(1,753)	—	$ —	$ 487,551
Cumulative effect adjustment				(1,693)				(1,693)
Compensation expense recognized for employee stock options	—	—	4,002	—	—	—	—	4,002
Excess tax benefits related to share-based payment arrangements	—	—	18,756	—	—	—	—	18,756
Exercise of employee stock options	1,553,509	16	9,753	—	—	—	—	9,769
Restricted stock compensation	—	—	33	—	—	—	—	33
Common stock issued	5,365	—	158	—	—	—	—	158
Comprehensive income (loss):								
Net income	—	—	—	133,126	—	—	—	133,126
Interest rate swap, net of tax	—	—	—	—	2,202	—	—	2,202
Other comprehensive loss	—	—	—	—	(4)	—	—	(4)
Comprehensive income								135,324
BALANCE—September 30, 2008	48,600,848	486	$365,224	$ 287,745	$ 445	—	$ —	$ 653,900
Treasury stock purchased	—	—	—	—	—	(494,100)	(15,242)	(15,242)
Compensation expense recognized for employee stock options	—	—	5,782	—	—	—	—	5,782
Excess tax benefits related to share-based payment arrangements	—	—	9,278	—	—	—	—	9,278
Exercise of employee stock options	842,750	8	8,337	—	—	—	—	8,345
Restricted stock compensation	—	—	31	—	—	—	—	31
Common stock issued	4,430	—	120	—	—	—	—	120
Comprehensive income (loss):								
Net income	—	—	—	162,902	—	—	—	162,902
Interest rate swap, net of tax	—	—	—	—	(5,306)	—	—	(5,306)
Other comprehensive loss	—	—	—	—	(648)	—	—	(648)
Comprehensive income								156,948
BALANCE—September 30, 2009	49,448,028	494	$388,772	$ 450,647	$(5,509)	(494,100)	$(15,242)	$ 819,162
Dividends paid	—	—	—	(404,868)	—	—	—	(404,868)
Unvested dividend equivalent payments	—	—	—	(17,098)	—	—	—	(17,098)
Compensation expense recognized for employee stock options	—	—	6,693	—	—	—	—	6,693
Excess tax benefits related to share-based payment arrangements	—	—	17,459	—	—	—	—	17,459
Exercise of employee stock options	477,776	5	6,356	—	—	—	—	6,361
Restricted stock compensation	—	—	11	—	—	—	—	11
Common stock issued	2,437	—	105	—	—	—	—	105
Comprehensive income (loss):								
Net income	—	—	—	163,445	—	—	—	163,445
Interest rate swap, net of tax	—	—	—	—	2,467	—	—	2,467
Other comprehensive loss	—	—	—	—	(758)	—	—	(758)
Comprehensive income								165,154
BALANCE—September 30, 2010	49,928,241	$499	$419,396	$ 192,126	$(3,800)	(494,100)	$(15,242)	$ 592,979

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Fiscal Years Ended September 30,		
	2010	2009	2008
OPERATING ACTIVITIES:			
Net income	$ 163,445	$ 162,902	$ 133,126
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	15,086	13,593	13,252
Amortization of intangibles	15,079	13,928	12,002
Amortization of debt issue costs	7,578	3,251	3,097
Non-cash equity compensation	6,704	5,813	4,035
Excess tax benefits related to share-based payment arrangements	(17,459)	(9,278)	(18,756)
Deferred income taxes	1,900	8,800	7,335
Changes in assets and liabilities, net of effects from acquisitions of businesses:			
Trade accounts receivable	(17,721)	(346)	7,103
Inventories	2,893	(4,518)	878
Income taxes receivable	13,094	3,933	25,815
Other assets	513	(2,335)	431
Accounts payable	4,933	8,808	(333)
Accrued and other liabilities	1,259	(7,439)	1,650
Net cash provided by operating activities	197,304	197,112	189,635
INVESTING ACTIVITIES:			
Capital expenditures	(12,887)	(13,155)	(10,884)
Acquisition of businesses, net of cash acquired	(166,557)	(155,233)	(154,160)
Proceeds from sale of real estate	2,885	—	—
Net cash used in investing activities	(176,559)	(168,388)	(165,044)
FINANCING ACTIVITIES:			
Excess tax benefits related to share-based payment arrangements	17,459	9,278	18,756
Proceeds from exercise of stock options	6,361	8,345	9,769
Dividends paid	(404,868)	—	—
Proceeds from senior subordinated notes-net of discount and financing fees	404,248	—	—
Treasury stock purchased	—	(15,242)	—
Net cash provided by financing activities	23,200	2,381	28,525
NET INCREASE IN CASH AND CASH EQUIVALENTS	43,945	31,105	53,116
CASH AND CASH EQUIVALENTS—Beginning of period	190,167	159,062	105,946
CASH AND CASH EQUIVALENTS—End of period	$ 234,112	$ 190,167	$ 159,062
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 97,713	$ 82,247	$ 95,099
Net cash paid during the period for income taxes	$ 72,498	$ 75,306	$ 39,918

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Description of the Business—TransDigm Group Incorporated ("TD Group"), through its wholly-owned subsidiary, TransDigm Inc., is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm Inc. (which includes the Adel Wiggins Group), along with TransDigm Inc.'s direct and indirect wholly-owned operating subsidiaries, AeroControlex Group, Inc., MarathonNorco Aerospace, Inc., Adams Rite Aerospace, Inc., Champion Aerospace LLC, Avionic Instruments LLC, Skurka Aerospace Inc., CDA InterCorp LLC, Avtech Corporation, Transicoil LLC, Transicoil (Malaysia) Sendirian Berhad, Bruce Aerospace, Inc., CEF Industries LLC, Aircraft Parts Corporation, Acme Aerospace, Inc., Dukes Aerospace, Inc. and Semco Instruments, Inc. (collectively, with TD Group, the "Company" or "TransDigm") offers a broad range of proprietary aerospace components. TD Group has no significant assets or operations other than its 100% ownership of TransDigm Inc. TD Group's common stock is listed on The New York Stock Exchange, or the NYSE, under the trading symbol "TDG."

Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, aircraft audio systems, specialized cockpit displays, engineered latching and locking devices, specialized lavatory components, engineered connectors and elastomers, rods and locking devices, NiCad batteries/chargers, and lighting and control technology.

Separate Financial Statements—Separate financial statements of TransDigm Inc. are not presented since the 7¾% senior subordinated notes ("the 7¾% Senior Subordinated Notes") are fully and unconditionally guaranteed on a senior subordinated basis by TD Group and all existing domestic subsidiaries of TransDigm Inc. and since TD Group has no significant operations or assets separate from its investment in TransDigm Inc.

2. ACQUISITIONS

Semco Instruments—On September 3, 2010, TransDigm Inc. completed the acquisition of Semco Instruments, Inc. ("Semco") for approximately $71 million in cash, subject to adjustment based on the level of working capital as of the closing date of the acquisition. Semco manufactures proprietary, highly engineered components for major turbo-prop, turbo-fan, and turbo-shaft engines which are primarily used on helicopters, business jets and selected regional airplanes. These products fit well with TransDigm's overall business direction. The Company expects that the approximately $43 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

Dukes Aerospace—On December 2, 2009, TransDigm Inc., through a newly formed, wholly owned subsidiary of TransDigm Inc., Dukes Aerospace Inc., acquired certain assets and liabilities from Dukes, Inc. and GST Industries, Inc. (collectively "Dukes Aerospace") for approximately $96 million in cash, subject to adjustment based on the level of working capital as of the closing date of the acquisition. In addition, the agreement provides for potential earn-out payments up to a total of $60 million over four years based on the achievement of certain growth targets. Dukes Aerospace is a supplier of proprietary, highly engineered components primarily to the business jet, regional jet, and military aerospace markets, along with commercial and military helicopter markets. The products are comprised primarily of highly engineered valves and certain pumps, solenoids and related components. These products fit well with TransDigm's overall business direction. The preliminary purchase price allocation includes a fair value liability of $8 million recorded for the potential earn-out payments. The Company expects that the approximately $64 million of goodwill recognized for the acquisition will be deductible for tax purposes.

Woodward HRT Product Line—On August 10, 2009, TransDigm Inc., through its AeroControlex Group Inc. subsidiary, acquired certain product line assets of Woodward HRT, Inc., a subsidiary of Woodward Governor Company ("Woodward HRT product line") for approximately $48.7 million in cash, which includes a purchase price adjustment of $0.7 million paid in February 2010. The product line comprises a range of highly engineered fuel and pneumatic valves and surge suppressors, the majority of which are used on military rotary and fixed wing aircraft, all of which fit well with TransDigm's overall business direction. Woodward Governor recently acquired this business as part of its acquisition of HR Textron, Inc. The Company expects that the $27 million of goodwill recognized for the acquisition will be deductible for tax purposes.

Acme Aerospace—On July 24, 2009, TransDigm Inc. acquired all of the outstanding capital stock of Acme Aerospace, Inc. ("Acme") for approximately $40.9 million in cash, which includes a purchase price adjustment of $0.2 million paid in October 2009. Acme is a designer and manufacturer of proprietary, highly engineered components to the commercial aerospace industry, comprising primarily fibrous nickel cadmium main ship batteries, battery chargers, battery back-up systems and power conversion equipment. These products fit well with TransDigm's overall business direction. The Company expects that the $32 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

Aircraft Parts Corporation—On December 16, 2008, TransDigm Inc. acquired all of the outstanding capital stock of Aircraft Parts Corporation ("APC") for approximately $66.9 million in cash, net of a purchase price adjustment of $0.7 million received in November 2009. APC is a designer and manufacturer of starter generators, generator control units and related components for turbine engines, all of which fit well with TransDigm's overall business direction. The Company expects that the $50 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

Unison Product Line—On September 26, 2008, TransDigm Inc., through its wholly-owned Champion Aerospace, LLC subsidiary, acquired certain assets related to the magneto and harness product line business of Unison Industries, LLC ("Unison product line") for approximately $68.3 million in cash, net of a purchase price adjustment of $1.1 million received in November 2008. The acquired product line includes the highly engineered SLICK™ magnetos, harnesses and components, which are used on substantially all of the world's general aviation piston aircraft. These products fit well with Champion's existing product offerings and TransDigm's overall business direction. The Company expects that the $60 million of goodwill recognized for the acquisition will be deductible for tax purposes.

CEF—On May 7, 2008, TransDigm Inc. acquired all of the outstanding capital stock of CEF Industries, Inc. ("CEF") for approximately $84.5 million in cash, net of a purchase price adjustment of $0.5 million received in January 2009. CEF is a designer and manufacturer of specialized and highly engineered actuators, compressors, pumps and related components primarily for the military aerospace market, all of which fit well with TransDigm's overall business direction. The Company expects that the $52 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

The Company accounted for the acquisitions of the businesses of Semco, Dukes Aerospace, the Woodward HRT product line, Acme, APC, the Unison product line and CEF (collectively, the "Acquisitions") using the acquisition method and included the results of operations of the Acquisitions in its consolidated financial statements from the effective date of each acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets of Dukes Aerospace and Semco; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. Pro forma net sales and results of operations for the Acquisitions, had the Acquisitions occurred at the beginning of the applicable fiscal year ended September 30, 2010 or 2009, are not significant and, accordingly, are not provided.

The Acquisitions strengthen and expand the Company's position to design, produce and supply highly-engineered proprietary aerospace components in niche markets with significant aftermarket content and provide opportunities to create value through the application of our three core value-driven operating strategies. The purchase price paid for each acquisition reflects the current earnings before interest, taxes, depreciation and amortization (EBITDA) and cash flows, as well as, the future EBITDA and cash flows expected to be generated by the business, which are driven in most cases by the recurring aftermarket consumption over the life of a particular aircraft, estimated to be approximately 30 years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation—The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States ("GAAP") and include the accounts of TD Group and subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition and Related Allowances—Revenue is recognized from the sale of products when title and risk of loss passes to the customer, which is generally at the time of shipment. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Provisions for estimated returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. Due to uncertainties in the estimation process, it is possible that actual results may vary from the estimates.

Shipping and Handling Costs—All shipping and handling costs are included in cost of sales in the Consolidated Statements of Income.

Research and Development Costs—The Company expenses research and development costs as incurred and classifies such amounts in selling and administrative expenses. The expense recognized for research and development costs for the years ended September 30, 2010, 2009 and 2008 was approximately $13.9 million, $12.6 million, and $13.2 million, respectively.

Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Uncollectible Accounts—The Company reserves for amounts determined to be uncollectible based on specific identification of losses and estimated losses based on historical experience. The allowance also incorporates a provision for the estimated impact of disputes with customers. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate or improve, the allowance for doubtful accounts could increase or decrease.

Inventories—Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods for all locations except CEF, which determines the cost of inventories using the last-in, first-out (LIFO) method. Approximately 8% of the inventory was valued under the LIFO method at September 30, 2010. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. In accordance with industry practice, all inventories are classified as current assets even though a portion of the inventories may not be sold within one year.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: land improvements from 10 to 20 years, buildings and improvements from 5 to 30 years, machinery and equipment from 2 to 10 years and furniture and fixtures from 3 to 10 years.

Property, plant and equipment is assessed for potential impairment by determining whether the carrying value of the property can be recovered through projected, undiscounted cash flows from future operations over the property's remaining estimated useful life. Any impairment recognized is the amount by which the carrying amount exceeds the fair value of the asset.

Debt Issue Costs, Premiums and Discounts—The cost of obtaining financing as well as premiums and discounts are amortized using the effective interest method over the terms of the respective obligations/securities.

Intangible Assets—Intangible assets consist of identifiable intangibles acquired or recognized in accounting for the acquisitions (trademarks, trade names, technology, order backlog and a license agreement) and goodwill. Goodwill and intangible assets that have indefinite useful lives are subject to annual impairment testing. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques.

A two-step impairment test is used to identify potential goodwill impairment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit (as defined) with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired, and the second step of the goodwill impairment test is unnecessary. The second step measures the amount of impairment, if any, by comparing the carrying value of the goodwill associated with a reporting unit to the implied fair value of the goodwill derived from the estimated overall fair value of the reporting unit and the individual fair values of the other assets and liabilities of the reporting unit.

GAAP requires that the annual, and any interim, impairment assessment be performed at the reporting unit level. The reporting unit level is the operating subsidiary level for the Company. Substantially all goodwill was determined and recognized for each operating subsidiary pursuant to the accounting for the merger or acquisition as of the date of each transaction, and therefore the allocation of goodwill among reporting units was immaterial for purposes of the impairment assessment. With respect to acquisitions integrated into an existing operating subsidiary, any related goodwill is combined with goodwill of the operating subsidiary.

The impairment test for indefinite lived intangible assets consists of a comparison between their fair values and carrying values. If the carrying amounts of intangible assets that have indefinite useful lives exceed their fair values, an impairment loss will be recognized in an amount equal to the sum of any such excesses.

The Company assesses the recoverability of its amortizable intangible assets by determining whether the amortization over their remaining lives can be recovered through projected, undiscounted cash flows from future operations. Amortization of amortizable intangible assets is computed using the straight-line method over the following estimated useful lives: technology from 20 to 22 years, order backlog over one year, and a license agreement over 20 years.

In prior fiscal years, the annual impairment test of goodwill and indefinite-lived intangible assets was performed as of the last day of our fourth quarter. For fiscal 2010, the measurement date was changed to the first day of the fourth fiscal quarter. As a result of our growth and increase in the number of reporting units, we believe the change in our measurement date is preferable in order to provide additional time to quantify the fair value of our reporting units and to evaluate the results of the impairment testing.

Stock Option Plans—The Company records stock-based compensation measured using the fair value method of accounting. Compensation expense is recorded over the service period using the straight-line method for service-based awards and in the service period corresponding to the performance target for performance-based awards. Beginning in fiscal 2009, stock-based compensation expense was adjusted for projected forfeitures based on historical experience.

Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred taxes are recorded for the difference between the book and tax basis of various assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

On October 1, 2007, the Company adopted authoritative guidance establishing the minimum accounting and disclosure requirements of uncertain tax positions. The Company recognized a cumulative effect adjustment of $1.7 million, increasing its liability for unrecognized tax benefits, interest, and penalties and reducing the October 1, 2007 balance of retained earnings.

Contingencies—During the ordinary course of business, the Company is from time to time threatened with, or may become a party to, legal actions and other proceedings. While the Company is currently involved in certain legal proceedings, it believes the results of these proceedings will not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company believes that its potential exposure to such legal actions is adequately covered by its aviation product and general liability insurance.

Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss)—The term "comprehensive income (loss)" represents the change in stockholders' equity from transactions and other events and circumstances resulting from non-stockholder sources. The Company's accumulated other comprehensive income or loss, consisting principally of its interest rate swaps, is reported separately in the accompanying consolidated statements of changes in stockholders' equity, net of taxes of ($0.9) million, $3.4 million, and ($0.1) million as of September 30, 2010, 2009 and 2008, respectively. See Note 19 to the Consolidated Financial Statements.

Segment Reporting—Management evaluates the Company as one reporting segment in the aerospace industry. The Company is engaged in the design, manufacture and sale of highly engineered aircraft components used in aerospace and defense applications through its wholly-owned subsidiaries. Substantially all of the Company's operations are located within the United States.

Earnings per Share—Earnings per share information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends ("participating securities"). Our vested stock options are considered "participating securities" because they include non-forfeitable rights to dividends. In applying the two-class method, earnings are allocated to both common stock shares and participating securities based on their respective weighted-average shares outstanding for the period. Diluted earnings per share information may include the additional effect of other securities, if dilutive, in which case the dilutive effect of such securities is calculated using the treasury stock method.

4. RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Standards Adopted in Fiscal 2010

In December 2007, the FASB issued authoritative guidance requiring assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. This guidance also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. This authoritative guidance was adopted as of October 1, 2009.

In connection with the acquisition of Dukes Aerospace and Semco, TD Group recorded approximately $2.7 million of acquisition-related costs, which are included in selling and administrative expenses for the year ended September 30, 2010.

5. EARNINGS PER SHARE (TWO-CLASS METHOD)

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Fiscal Years Ended September 30,		
	2010	2009	2008
Numerator for earnings per share:			
Net Income	$163,445	$162,902	$133,126
Less dividends paid on participating securities	(30,313)	—	—
Net income applicable to common stock—basic and diluted	$133,132	$162,902	$133,126
Denominator for basic and diluted earnings per share under the two-class method:			
Weighted average common shares outstanding	49,171	48,481	47,856
Vested options deemed participating securities	3,752	4,058	4,242
Total shares for basic and diluted earnings per share	52,923	52,539	52,098
Basic and diluted earnings per share	$ 2.52	$ 3.10	$ 2.56

6. SALES AND TRADE ACCOUNTS RECEIVABLE

Sales—The Company's sales and receivables are concentrated in the aerospace industry. TransDigm's customers include: distributors of aerospace components; commercial airlines, large commercial transport and regional and business aircraft OEMs; various armed forces of the United States and friendly foreign governments; defense OEMs; system suppliers; and various other industrial customers.

For the year ended September 30, 2010, two customers accounted for approximately 14% and 8% of the Company's net sales, respectively. For the year ended September 30, 2009, two customers accounted for approximately 13% and 9% of the Company's net sales, respectively. For the year ended September 30, 2008, two customers accounted for approximately 14% and 10% of the Company's net sales, respectively. Export sales to customers, primarily in Western Europe, Canada and Asia, were $170.6 million during fiscal 2010, $150.4 million during fiscal 2009 and $144.3 million during fiscal 2008.

Information concerning the Company's net sales by its major product offerings is as follows for the periods indicated below (in thousands):

	Years Ended September 30,		
	2010	2009	2008
Mechanical/electro-mechanical actuators and controls	$124,574	$123,193	$101,381
Ignition systems, engine sensors, harnesses and related components	111,834	96,758	82,146
Specialized valves	95,946	55,357	53,251
Specialized pumps	66,893	71,645	66,065
Power conditioning devices	57,917	57,957	50,734
AC/DC electric motors and generators	57,410	66,584	40,313
NiCad batteries/chargers	45,583	25,337	23,444
Power, lighting and control	44,849	40,291	50,694
Engineered connectors	43,945	46,697	50,770
Audio systems	36,870	33,112	39,728
Engineered latching and locking devices	33,746	34,663	38,742
Rods and locking devices	31,438	29,328	29,414
Specialized cockpit displays	27,851	30,861	26,885
Lavatory hardware	27,753	27,825	33,638
Elastomers	21,045	21,944	26,506
Total	$827,654	$761,552	$713,711

Trade Accounts Receivable—Trade accounts receivable consist of the following at September 30 (in thousands):

	2010	2009
Trade accounts receivable—gross	$136,731	$108,894
Allowance for uncollectible accounts	(2,270)	(2,448)
Trade accounts receivable—net	$134,461	$106,446

Approximately 22% of the Company's trade accounts receivable at September 30, 2010 was due from two customers. In addition, approximately 21% of the Company's trade accounts receivable was due from entities that principally operate outside of the United States. Credit is extended based on an evaluation of each customer's financial condition and collateral is generally not required.

7. INVENTORIES

Inventories consist of the following at September 30 (in thousands):

	2010	2009
Raw materials and purchased component parts	$112,249	$103,112
Work-in-progress	61,487	58,338
Finished Goods	31,251	21,702
Total	204,987	183,152
Reserves for excess and obsolete inventory and LIFO	(16,231)	(15,386)
Inventories—net	$188,756	$167,766

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at September 30 (in thousands):

	2010	2009
Land and improvements	$ 29,734	$ 28,746
Buildings and improvements	43,314	40,087
Machinery, equipment and other	99,052	85,197
Construction in progress	5,012	5,686
Total	177,112	159,716
Accumulated depreciation	(77,499)	(62,965)
Property, plant and equipment—net	$ 99,613	$ 96,751

9. INTANGIBLE ASSETS

Intangibles assets subject to amortization consist of the following at September 30 (in thousands):

	2010			2009		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Technology	$257,913	$52,781	$205,132	$228,884	$41,276	$187,608
Order backlog	23,613	21,883	1,730	21,340	18,914	2,426
License agreement	9,373	3,804	5,569	9,373	3,272	6,101
Other	1,600	1,193	407	1,600	970	630
Total	$292,499	$79,661	$212,838	$261,197	$64,432	$196,765

Information regarding the amortization expense of amortizable intangible assets is detailed below (in thousands):

Aggregate Amortization Expense:

Years ended September 30,	
2010	$15,079
2009	13,928
2008	12,002

Estimated Amortization Expense:

Years ending September 30,	
2011	$14,510
2012	12,780
2013	12,780
2014	12,780
2015	12,780

The total carrying amount of identifiable intangible assets not subject to amortization consisted of trademarks and trade names in the amount of $187.6 million and $176.2 million at September 30, 2010 and September 30, 2009, respectively. The Company performed its annual impairment test of goodwill and intangible assets that have indefinite lives and determined that no impairment had occurred.

Intangible assets acquired during the year ended September 30, 2010 were as follows (in thousands):

	Cost	Amortization Period
Intangible assets not subject to amortization:		
Goodwill	$107,065	None
Trademarks and trade names	11,400	None
Intangible assets subject to amortization:		
Technology	28,897	20 years
Order backlog	2,273	1 year
	31,170	18.6 years
Total	$149,635	

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2009 and 2010 were as follows (in thousands):

Balance at September 30, 2008	$1,354,774
Goodwill acquired during the year (Note 2)	106,968
Other	568
Balance at September 30, 2009	1,462,310
Goodwill acquired during the year (Note 2)	107,065
Other	2,289
Balance at September 30, 2010	$1,571,664

10. ACCRUED LIABILITIES

Accrued liabilities consist of the following at September 30 (in thousands):

	2010	2009
Compensation and related benefits	$18,146	$19,071
Interest	17,747	11,103
Product warranties	8,345	9,419
Other	24,548	15,479
Total	$68,786	$55,072

Product Warranties—The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies among the Company's operations, generally ranging from 90 days to six years. A provision for the estimated cost to repair or replace the products is recorded at the time of sale and periodically adjusted to reflect actual experience. The following table presents a reconciliation of changes in the product warranty liability for the periods indicated below (in thousands):

	Years Ended September 30,		
	2010	2009	2008
Liability balance at beginning of period	$ 9,419	$ 6,255	$ 4,624
Product warranty provision	880	3,921	2,829
Warranty costs incurred	(2,457)	(3,004)	(2,192)
Acquisitions	503	2,247	994
Liability balance at end of period	$ 8,345	$ 9,419	$ 6,255

11. DEBT

The Company's long-term debt consists of the following at September 30 (in thousands):

	2010	2009
Term loans	$ 780,000	$ 780,000
7¾% Senior Subordinated Notes due 2014	1,000,000	575,000
Discount and premium, net, on 7¾% Senior Subordinated Notes due 2014	(8,354)	1,761
Total Debt	1,771,646	1,356,761
Current maturities	—	—
Long-term portion	$1,771,646	$1,356,761

Revolving Credit Facility and Term Loans—TransDigm Inc.'s Senior Secured Credit Facility totals $980 million, which consists of (1) a $200 million revolving credit line maturing in June 2012 and (2) a $780 million term loan facility maturing in June 2013. The interest rate on the term loans at September 30, 2010 was 2.3%. At September 30, 2010, the Company had $2.0 million letters of credit outstanding and $198.0 million of borrowings available under the Senior Secured Credit Facility.

The Company has an interest rate swap agreement for a notional amount of $300 million which effectively converts the variable rate interest on the notional amount of the Senior Secured Credit Facility to a fixed rate of 3.04% plus the 2% margin percentage, over the term of the agreement.

The interest rates per annum applicable to the loans under the Senior Secured Credit Facility are equal to either an alternate base rate or an adjusted LIBO rate for one, two, three, or six-month (or to the extent available to each lender, nine or twelve month) interest periods chosen by TransDigm Inc. in each case, plus an applicable margin percentage. The alternate base rate is the greater of (1) Credit Suisse's prime rate or (2) 50 basis points over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve. The applicable margin percentage is a percentage per annum equal to (1) 1.00% for alternate base rate term loans, (2) 2.00% for adjusted LIBO rate term loans, and (3) in the case of alternate base rate revolving loans and adjusted LIBO rate revolving loans, a percentage which varies based on the consolidated leverage ratio of TransDigm Inc. as of the relevant date of determination.

Under the terms of the Senior Secured Credit Facility, the Company is required to pay the administrative agent certain fees. In addition, on the last day of each calendar quarter the Company is required to pay a commitment fee of 0.375% of any unused commitments under the revolving credit line and certain other fees in respect of letters of credit that may be outstanding thereunder from time to time.

The term loan under the Senior Secured Credit Facility is subject to mandatory prepayments of Excess Cash Flow (as defined in the agreement) if the Consolidated Leverage Ratio exceeds 4.50 to 1.00 for the Company's fiscal year or if the term loans do not achieve certain minimum credit ratings at the end of such fiscal year. "Consolidated Leverage Ratio" means the ratio of consolidated total indebtedness to the aggregate amount of EBITDA As Defined, calculated on a pro forma basis. TransDigm's Consolidated Leverage Ratio was approximately 4.2 to 1.00 at September 30, 2010, thus the Company was not obligated to make the prepayment of the term loans based upon the excess cash flow provision.

The Senior Secured Credit Facility is guaranteed by TD Group and all of TransDigm Inc.'s current domestic restricted subsidiaries, and is secured by a first priority security interest in substantially all of the existing property and assets, including inventory, equipment, general intangibles, intellectual property, investment property and other personal property (but excluding leasehold interests, deposit accounts and certain other assets) of TransDigm Inc. and all of TransDigm Inc.'s existing domestic restricted subsidiaries, and a first priority pledge of the capital stock of TransDigm Inc. and TransDigm Inc.'s domestic subsidiaries and 65% of the voting capital stock of TransDigm Inc.'s foreign subsidiaries.

The agreement also contains a number of restrictive covenants restricting or limiting the ability of TD Group, TransDigm Inc. and TransDigm Inc.'s direct and indirect restricted subsidiaries to, among other things, incur or guarantee additional indebtedness or issue preferred stock, pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt, make investments, sell assets, enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us, incur liens, consolidate, merge or transfer all or substantially all of our assets, engage in transactions with affiliates, create unrestricted subsidiaries, and engage in certain business activities. Such negative covenants are subject to certain exceptions. The negative covenants are substantially identical to the corresponding negative covenants of the 7¾% Senior Subordinated Notes. In addition, the Senior Secured Credit Facility includes a financial maintenance covenant requiring that TransDigm comply, on a pro forma basis, with a consolidated secured debt ratio test. Such covenant, however, inures only to the benefit of the revolving lenders. TransDigm is in compliance with all of the covenants contained in the Senior Secured Credit Facility.

Senior Subordinated Notes—The 7¾% Senior Subordinated Notes are due 2014 and represent unsecured obligations of TransDigm Inc. ranking subordinate to TransDigm Inc.'s senior debt, as defined in the indenture governing the 7¾% Senior Subordinated Notes. Interest under the 7¾% Senior Subordinated Notes is payable semi-annually.

The 7¾% Senior Subordinated Notes are redeemable by TransDigm after July 15, 2009, in whole or in part, at specified redemption prices, which decline from 105.813% to 100% over the remaining term of the 7¾% Senior Subordinated Notes. Prior to July 15, 2009, TransDigm was permitted to redeem specified percentages of the 7¾% Senior Subordinated Notes from the proceeds of equity offerings at a redemption price of 107.75%. If a change in control of the Company occurs, the holders of the 7¾% Senior Subordinated Notes will have the right to demand that TransDigm redeem the 7¾% Senior Subordinated Notes at a purchase price equal to 101% of the principal amount of the 7¾% Senior Subordinated Notes plus accrued and unpaid interest. The 7¾% Senior Subordinated Notes contain many of the same restrictive covenants included in the Senior Secured Credit Facility. TransDigm is in compliance with all of the covenants contained in the 7¾% Senior Subordinated Notes.

Senior Subordinated Notes and Special Cash Dividend Payment—In October 2009 TD Group's wholly owned subsidiary, TransDigm Inc., completed the offering of $425 million of 7¾% Senior Subordinated Notes due 2014 at a discount, receiving net proceeds of $412.8 million. After the payment of debt issue fees and expenses, the net proceeds amounted to approximately $404.2 million. TransDigm Inc. used the net proceeds from the offering of the notes to make a cash distribution to TD Group which, in turn, made a special cash dividend to its stockholders of $7.65 per share and cash dividend equivalent payments ("Dividend Equivalent Payments") to holders of options to purchase its common stock. The special cash dividend amounting to $374.6 million was paid on October 26, 2009 and the Dividend Equivalent Payments amounting to approximately $30.3 million were paid in October and November 2009.

12. RETIREMENT PLANS

Defined Benefit Pension Plans—The Company has two non-contributory defined benefit pension plans, which together cover certain union employees. The plans provide benefits of stated amounts for each year of service. The Company's funding policy is to contribute actuarially determined amounts allowable under Internal Revenue Service regulations. The Company uses a September 30th measurement date for its defined benefit pension plans.

The plan assets as of September 30, 2010 and 2009 were $6.7 million. The Company's accumulated benefit obligation for its defined benefit pension plans at September 30, 2010 and 2009 was $9.6 million and $8.0 million, respectively. The total liability recognized at September 30, 2010 and 2009 was $2.9 million and $1.4 million, respectively. The net period pension cost recognized in the Consolidated Statements of Income as of September 30, 2010, 2009 and 2008 was $0.3 million.

Defined Contribution Plans—The Company sponsors certain defined contribution employee savings plans that cover substantially all of the Company's non-union employees. Under the plans, the Company contributes a percentage of employee compensation and matches a portion of employee contributions. The cost recognized for such contributions for the years ended September 30, 2010, 2009 and 2008 was approximately $2.6 million, $2.4 million and $2.2 million, respectively.

13. INCOME TAXES

The Company's income tax provision consists of the following for the periods shown below (in thousands):

	Fiscal Years Ended September 30,		
	2010	**2009**	**2008**
Current			
Federal	$78,591	$71,700	$60,190
State	6,899	7,600	5,951
	85,490	79,300	66,141
Deferred	1,900	8,800	7,335
	$87,390	$88,100	$73,476

The differences between the income tax provision at the federal statutory income tax rate and the tax provision shown in the accompanying consolidated statements of income for the periods shown below are as follows (in thousands):

	Fiscal Years Ended September 30,		
	2010	**2009**	**2008**
Tax at statutory rate of 35%	$87,792	$87,851	$72,311
State and local income taxes, net of federal benefit	4,298	5,524	4,272
Domestic manufacturing deduction	(3,981)	(4,280)	(2,767)
Research and development credits	(300)	(1,650)	(255)
Other—net	(419)	655	(85)
Income tax provision	$87,390	$88,100	$73,476

The components of the deferred taxes consist of the following at September 30 (in thousands):

	2010	2009
Deferred tax assets:		
Net operating losses (primarily state income taxes)	$ 6,125	$ 5,723
Inventory	4,960	4,481
Product warranties	3,121	3,635
Employee benefits, compensation and other accrued obligations	11,186	8,440
Interest rate swap	1,440	2,852
Other accrued liabilities	3,688	3,062
Total	30,520	28,193
Less: Valuation allowance	(6,097)	(5,696)
Total deferred tax assets	24,423	22,497
Deferred tax liabilities:		
Intangible assets	163,122	151,078
Property, plant and equipment	13,563	14,385
Other	1,126	1,079
Total deferred tax liabilities	177,811	166,542
Total net deferred tax liabilities	$153,388	$144,045

At September 30, 2010, the Company had net tax loss carryforwards (primarily state income taxes) of approximately $6.1 million that expire in various years from 2012 to 2029. A valuation allowance has been established equal to the amount of the net operating losses that the Company believes will not be utilized.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to U.S. federal examination for years before fiscal year 2007. In addition, the Company is subject to state and local income tax examinations for fiscal years 2006 through 2010.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2010	2009
Balance at beginning of period	$ 3,253	$2,784
Additions based on tax positions related to the current year	40	469
Reductions for tax positions of prior years	(1,461)	—
Settlements	—	—
Balance at end of period	$ 1,832	$3,253

Unrecognized tax benefits at September 30, 2010 and 2009, the recognition of which would have an effect on the effective tax rate for each fiscal year, amounted to $1.3 million and $2.1 million, respectively. The Company classifies all income tax related interest and penalties as income tax expense. During the fiscal years ended September 30, 2010 and 2009, the Company recognized $(0.1) million and $0.3 million, respectively, in income tax interest and penalties. As of September 30, 2010 and 2009, the Company accrued $1.0 million and $1.1 million, respectively, for the potential payment of interest and penalties. The Company anticipates no significant changes to its total unrecognized tax benefits through fiscal 2010.

14. CAPITAL STOCK

Capital Stock—Authorized capital stock of TD Group consists of 224,400,000 shares of $.01 par value common stock and 149,600,000 shares of $.01 par value preferred stock. The total number of shares of common stock outstanding at September 30, 2010 and 2009 was 49,928,241 and 49,448,028, respectively. There were no shares of preferred stock outstanding at September 30, 2010 and 2009. The terms of the preferred stock have not been established.

On October 23, 2008, the Board of Directors authorized a common share repurchase program, which was announced on October 27, 2008. Under the terms of the program, the Company may purchase up to a maximum aggregate value of $50 million of its shares of common stock. At September 30, 2010, the Company had repurchased under this program 494,100 shares of its common stock at a gross cost of approximately $15.2 million.

15. STOCK-BASED COMPENSATION

The Company's stock compensation plans are designed to assist the Company in attracting, retaining, motivating and rewarding key employees, directors or consultants, and promoting the creation of long-term value for stockholders by closely aligning the interests of these individuals with those of the Company's stockholders. The Company's stock compensation plans provide for the granting of stock options, restricted stock and other stock-based incentives.

The following table shows the expense recognized by the Company for stock-based compensation (in thousands):

	Fiscal Years Ended September 30,		
	2010	2009	2008
Stock option compensation expense:			
Performance vested stock options	$6,693	$5,695	$3,538
Time vested stock options	—	87	464
Restricted stock award amortization	11	31	33
	$6,704	$5,813	$4,035

The weighted-average grant date fair value of options granted during the fiscal years ended September 30, 2010, 2009 and 2008 was $18.83, $10.45 and $13.66, respectively.

As of September 30, 2010, there was $21.1 million of total unrecognized compensation cost related to non-vested awards expected to vest, that will be recognized over a weighted-average period of three years.

The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted average assumptions for all options granted during the fiscal years ended:

	Fiscal Years Ended September 30,		
	2010	2009	2008
Risk-free interest rate	2.45% to 2.96%	1.82% to 2.68%	4.13%
Expected life of options	6 years	6 years	4 years
Expected dividend yield of stock	—	—	—
Expected volatility of stock	40%	35%	30%

The risk-free interest rate is based upon the Treasury bond rates as of the grant date. The average expected life of stock-based awards is based on vesting schedules and contractual terms. Expected volatility of stock was calculated using a rate based upon the historical volatility of publicly traded companies in the Company's peer group in the aerospace industry. This was used because TD Group's common stock has only been publicly traded since March 2006. Notwithstanding the special cash dividend paid in October 2009, the Company historically has not paid regular cash dividends and does not anticipate paying regular cash dividends in future periods; thus, no dividend rate assumption is used.

The total fair value of shares vested during fiscal years ended September 30, 2010, 2009, and 2008 was $4.6 million, $4.9 million and $5.1 million, respectively.

2006 Stock Incentive Plan

In conjunction with the consummation of the initial public offering, a 2006 stock incentive plan was adopted by TD Group. In July 2008, the plan was amended to increase the number of shares available for issuance thereunder. TD Group has reserved 4,119,668 shares of its common stock for issuance to key employees, directors or consultants under the plan. Awards under the plan may be in the form of options, restricted stock or other stock-based awards. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options, and will have an exercise price of not less than the fair market value of our common stock on the date of grant. Restricted stock granted under the plan vests over three years.

During the fiscal year ended September 30, 2010, 1,826 shares of common stock were issued with a weighted-average grant date fair value of $57.45.

Restricted Stock—The following table summarizes activity for restricted stock awards for the fiscal year ended September 30, 2010:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at September 30, 2009	1,050	$38.16
Granted	—	—
Vested	(611)	38.23
Forfeited	(175)	38.20
Outstanding at September 30, 2010	264	$37.97

Performance Vested Stock Options—All of the options granted through September 30, 2010 under the 2006 stock incentive plan have been pursuant to an equity incentive program adopted by the Company in 2008. Under the 2008 equity incentive program, all of the options granted will vest based on the Company's achievement of established operating performance goals. The following table summarizes the activity, pricing and other information for the Company's performance vested stock-based award activity during the fiscal year ended September 30, 2010:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2009	2,823,400	$27.15		
Granted	311,500	44.30		
Exercised	(28,560)	27.08		
Forfeited	(126,515)	28.36		
Outstanding at September 30, 2010	2,979,825	$28.89	8.2 years	$98,810,997
Expected to vest	2,979,825	$28.89	8.2 years	$98,810,997
Exercisable at September 30, 2010	798,335	$28.03	8.2 years	$27,159,357

At September 30, 2010, 1,090,635 remaining shares were available for award under TD Group's 2006 stock incentive plan.

2003 Stock Option Plan

Certain executives and key employees of the Company were granted stock options under TD Group's 2003 stock option plan. Upon the closing of the acquisition of the Company by Warburg Pincus in 2003, certain employees rolled over certain then-existing options to purchase shares of common stock of TransDigm Holdings. These employees were granted rollover options to purchase an aggregate of 3,870,152 shares of common stock of TD Group (after giving effect to the 149.60 for 1.00 stock split effected on March 14, 2006). All rollover options granted were fully vested on the date of grant. In addition to shares of common stock reserved for issuance upon the exercise of rollover options, an aggregate of 5,469,301 shares of TD Group's common stock were reserved for issuance upon the exercise of new management options. In general, approximately 20% of all new management options vested based on employment service or a change in control. These time vested options have a graded vesting schedule of up to four years. Approximately 80% of all new management options vested (i) based upon the satisfaction of specified performance criteria, which is annual and cumulative EBITDA As Defined targets through 2008, or (ii) upon the occurrence of a change in control if the Investor Group (defined as Warburg Pincus and the other initial investors in TD Group) received a minimum specified rate of return. Unless terminated earlier, the options expire ten years from the date of grant. All of the outstanding performance options were vested as of September 30, 2010.

TD Group has reserved a total of 9,339,453 shares of its common stock for issuance to the Company's employees under the plan, 9,261,624 of which had been issued as of September 30, 2010.

Time Vested Stock Options—The following table summarizes activity, pricing and other information for the Company's time vested stock-based award activity during the fiscal year ended September 30, 2010:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2009	758,693	$10.40		
Granted	—	—		
Exercised	(55,370)	14.07		
Forfeited	(194)	13.37		
Outstanding at September 30, 2010	703,129	$10.11	3.5 years	$36,520,520
Exercisable at September 30, 2010	703,129	$10.11	3.5 years	$36,520,520

Performance Vested Stock Options—The following table summarizes the activity, pricing and other information for the Company's performance vested stock-based award activity during the fiscal year ended September 30, 2010:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2009	2,503,893	$11.69		
Granted	—	—		
Exercised	(336,487)	13.37		
Forfeited	(778)	13.37		
Outstanding at September 30, 2010	2,166,628	$11.43	3.8 years	$109,666,353
Exercisable at September 30, 2010	2,166,628	$11.43	3.8 years	$109,666,353

Rollover Option Awards—The following table summarizes the activity, pricing and other information for the Company's rollover option award activity during the fiscal year ended September 30, 2010:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2009	174,795	$3.76		
Granted	—	—		
Exercised	(57,359)	3.27		
Forfeited	—	—		
Outstanding at September 30, 2010	117,436	$4.00	1.9 years	$6,817,160
Exercisable at September 30, 2010	117,436	$4.00	1.9 years	$6,817,160

The total intrinsic value of time, performance and rollover options exercised during the fiscal years ended September 30, 2010, 2009 and 2008 was $19.0 million, $26.4 million and $54.4 million, respectively.

Options Not Pursuant to a Shareholder Approved Plan

In addition to the stock options issued under the 2003 stock option plan and 2006 stock incentive plan, two members of the Company's Board of Directors were also granted stock options of TD Group. Of the 134,040 options issued under these agreements, 108,096 remain outstanding with an exercise price of $6.68. All of such options were vested as of September 30, 2010.

Dividend Equivalent Plans

Pursuant to the Third Amended and Restated TransDigm Group Incorporated 2003 Stock Option Plan Dividend Equivalent Plan and the Second Amended and Restated TransDigm Group Incorporated 2006 Stock Incentive Plan Dividend Equivalent Plan, all of the options granted under the 2003 stock option plan and the 2006 stock incentive plan are entitled to certain dividend equivalent payments in the event of the declaration of a dividend by the Company. Options granted outside the plans to directors are also entitled to comparable dividend equivalents. The Company declared a special dividend of $7.65 per share in October 2009. See Note 11. As a result, holders of outstanding options received dividend equivalents of approximately $30.3 million in the aggregate. In addition, to the extent unvested options outstanding on the dividend declaration date vest, such options will be entitled to receive a dividend equivalent payment in the amount of $7.65 per share at the time of vesting.

16. LEASES

TransDigm leases certain manufacturing facilities with annual rental payments required through December 2020. One of the facility leases is with a company in which one of our employees is an owner. The term of the lease is through December 2014, although it may be terminated early under certain circumstances. The base rental for the property is $0.6 million per year. TransDigm also leases office space for its corporate headquarters. The office space leases require annual rental payments of approximately $0.2 million per year through fiscal 2015.

TransDigm also has commitments under operating leases for vehicles and equipment. Rental expense during the years ended September 30, 2010, 2009 and 2008 was $4.2 million, $3.3 million and $3.2 million, respectively. Future minimum rental commitments at September 30, 2010 under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $4.0 million in fiscal 2011, $3.3 million in fiscal 2012, $2.3 million in fiscal 2013, $1.9 million in fiscal 2014, $1.4 million in fiscal 2015, and $5.6 million thereafter.

17. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following summarizes the carrying amounts and fair values of financial instruments as of September 30 (in thousands):

	Level	2010 Carrying Amount	2010 Fair Value	2009 Carrying Amount	2009 Fair Value
Assets:					
Cash and cash equivalents	1	$234,112	$ 234,112	$190,167	$190,167
Liabilities:					
Interest rate swap(1)	2	3,865	3,865	—	—
Long-term debt:					
Term loans	2	780,000	762,000	780,000	749,000
7¾% Senior Subordinated Notes	2	991,646	1,010,000	576,761	571,000
Interest rate swap(2)	2	—	—	7,787	7,787

(1) Included in Accrued liabilities on the Consolidated Balance Sheet.

(2) Included in Other non-current liabilities on the Consolidated Balance Sheet.

Interest rate swaps are measured at fair value using quoted market prices for the swap interest rate indexes over the term of the swap discounted to present value versus the fixed rate of the contract. The estimated fair value of the Company's term loans was based on information provided by the agent under the Company's Senior Secured Credit Facility. The estimated fair value of the Company's 7¾% Senior Subordinated Notes was based upon quoted market prices.

18. DERIVATIVES AND HEDGING ACTIVITIES

The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company's risk management program is designed to manage the exposure and volatility arising from these risks, and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks, and does not enter into such transactions for trading purposes. The Company generally does not require collateral or other security with counterparties to these financial instruments and is therefore subject to credit risk in the event of nonperformance; however, the Company monitors credit risk and currently does not anticipate nonperformance by other parties.

Interest rate swap agreements are used to manage interest rate risk associated with floating-rate borrowings under the Senior Secured Credit Facility of $780 million. The interest rate swap agreements utilized by the Company effectively modify the Company's exposure to interest rate risk by converting a portion of the Company's floating-rate debt to a fixed rate basis through the expiration dates of the agreements, thereby reducing the impact of interest rate changes on future interest expense. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amounts. These derivative instruments qualify as effective cash flow hedges under GAAP. For these hedges, the effective portion of the gain or loss from the financial instrument is initially reported as a component of accumulated other comprehensive income (loss) in stockholders' equity and subsequently reclassified into earnings in the same line as the hedged item in the same period or periods during which the hedged item affects earnings.

At September 30, 2010, one agreement was in place to swap variable interest rates on the Senior Secured Credit Facility for fixed interest rates for the notional amount of $300 million through March 23, 2011. This interest rate swap agreement effectively converts the variable rate interest on the notional amount of the Senior Secured Credit Facility to a fixed rate of 3.04% plus the 2% margin percentage, over the term of the agreement.

An additional interest rate swap agreement on a notional amount of $150 million expired on June 23, 2009. This interest rate swap agreement effectively converted the variable rate interest on the notional amount of the Senior Secured Credit Facility to a fixed rate of 5.63% plus the 2% margin percentage, over the term of the agreement.

The net after-tax derivative loss included in accumulated other comprehensive income (loss) is expected to be reclassified into interest expense in conjunction with the recognition of interest payments on the notional amounts of the swap contract, with a net $2.4 million of after-tax net loss expected to be recognized in interest expense within the next year.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following at September 30 (in thousands):

	2010	2009
Interest rate swap agreements, net of taxes of $1.4 million for 2010 and $2.9 million for 2009	$(2,423)	$(4,890)
Unamortized pension benefits, net of taxes of $1.0 million for 2010 and $0.3 million for 2009	(1,674)	(628)
Other	297	9
Total	$(3,800)	$(5,509)

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter Ended January 2, 2010	Second Quarter Ended April 3, 2010	Third Quarter Ended July 3, 2010	Fourth Quarter Ended September 30, 2010
	(in thousands, except per share amounts)			
Year Ended September 30, 2010				
Net sales	$184,278	$206,077	$214,182	$223,117
Gross profit	103,059	115,203	122,433	132,371
Net income	30,758	38,045	44,005	50,635
Basic and diluted earnings per share	$ 0.01	$ 0.72	$ 0.83	$ 0.96

	First Quarter Ended December 27, 2008	Second Quarter Ended March 28, 2009	Third Quarter Ended June 27, 2009	Fourth Quarter Ended September 30, 2009
	(in thousands, except per share amounts)			
Year Ended September 30, 2009				
Net sales	$181,276	$193,047	$189,875	$197,354
Gross profit	104,288	108,811	107,851	108,396
Net income	39,599	40,304	41,388	41,611
Basic and diluted earnings per share	$ 0.75	$ 0.77	$ 0.79	$ 0.79

21. SUBSEQUENT EVENT

On September 25, 2010, TransDigm entered into a definitive agreement (the "Purchase Agreement") with McKechnie Holdings LLC to purchase all of the outstanding stock of McKechnie Aerospace Holdings, Inc. ("McKechnie"), a privately owned supplier of innovative aerospace products controlled by JLL Partners Inc., for a total purchase price on a cash-free, debt-free basis of approximately $1,265 million in cash. The Purchase Agreement contains representations, warranties, covenants and conditions that we believe are customary for a transaction of this size and type, as well as indemnification provisions subject to specified limitations. The closing of the McKechnie acquisition, which is expected before the end of the calendar year, is subject to several conditions, including receipt of required regulatory approvals, and there can be no assurance that the McKechnie acquisition will be consummated as contemplated, or at all. We intend to finance the McKechnie acquisition and concurrently refinance a portion of our existing indebtedness through a combination of senior subordinated notes and borrowings under a new senior secured credit facility.

We have evaluated events subsequent to September 30, 2010, through the date the financial statements were issued, and determined that no events have occurred that require adjustment of or disclosure in the consolidated financial statements, other than as disclosed above.

22. SUPPLEMENTAL GUARANTOR INFORMATION

TransDigm's 7¾% Senior Subordinated Notes (see Note 11) are jointly and severally guaranteed, on a senior subordinated basis, by TD Group and TransDigm Inc.'s Domestic Restricted Subsidiaries, as defined therein. The following supplemental condensed consolidating financial information presents, in separate columns, the balance sheets of the Company as of September 30, 2010 and 2009 and its statements of income and cash flows for the fiscal years ended September 30, 2010, 2009 and 2008 for (i) TransDigm Group on a parent only basis with its investment in subsidiaries recorded under the equity method, (ii) TransDigm Inc. including its directly owned operations and non-operating entities, (iii) the Subsidiary Guarantors on a combined basis, and (iv) the Company on a consolidated basis.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF SEPTEMBER 30, 2010
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 4,884	$ 226,200	$ 3,028	$ —	$ 234,112
Trade accounts receivable–Net	—	12,935	122,174	(648)	134,461
Inventories	—	19,694	169,296	(234)	188,756
Deferred income taxes	—	15,200	—	—	15,200
Prepaid expenses and other	—	7,837	3,142	—	10,979
Total current assets	4,884	281,866	297,640	(882)	583,508
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	588,095	2,293,001	907,547	(3,788,643)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	15,248	84,365	—	99,613
GOODWILL	—	68,593	1,503,071	—	1,571,664
TRADEMARKS AND TRADE NAMES	—	19,376	168,180	—	187,556
OTHER INTANGIBLE ASSETS—Net	—	9,387	203,451	—	212,838
DEBT ISSUE COSTS—Net	—	18,649	—	—	18,649
OTHER	—	2,350	1,640	—	3,990
TOTAL ASSETS	$592,979	$2,708,470	$3,165,894	$(3,789,525)	$2,677,818
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Accounts payable	$ —	$ 9,767	$ 35,107	$ (648)	$ 44,226
Accrued liabilities	—	32,639	36,147	—	68,786
Total current liabilities	—	42,406	71,254	(648)	113,012
LONG-TERM DEBT—Less current portion	—	1,771,646	—	—	1,771,646
DEFERRED INCOME TAXES	—	168,588	—	—	168,588
OTHER NON-CURRENT LIABILITIES	—	19,733	11,860	—	31,593
Total liabilities	—	2,002,373	83,114	(648)	2,084,839
STOCKHOLDERS' EQUITY	592,979	706,097	3,082,780	(3,788,877)	592,979
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$592,979	$2,708,470	$3,165,894	$(3,789,525)	$2,677,818

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET
AS OF SEPTEMBER 30, 2009
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 15,388	$ 173,630	$ 1,149	$ —	$ 190,167
Trade accounts receivable—Net	—	10,519	96,498	(571)	106,446
Inventories	—	19,727	148,264	(225)	167,766
Deferred income taxes	—	18,700	—	—	18,700
Prepaid expenses and other	—	5,097	6,578	—	11,675
Total current assets	15,388	227,673	252,489	(796)	494,754
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	803,774	2,124,389	668,574	(3,596,737)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	15,176	81,575	—	96,751
GOODWILL	—	68,201	1,394,109	—	1,462,310
TRADEMARKS AND TRADE NAMES	—	19,376	156,780	—	176,156
OTHER INTANGIBLE ASSETS—Net	—	9,980	186,785	—	196,765
DEBT ISSUE COSTS—Net	—	24,089	—	—	24,089
OTHER	—	2,134	1,481	—	3,615
TOTAL ASSETS	$819,162	$2,491,018	$2,741,793	$(3,597,533)	$2,454,440
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Accounts payable	$ —	$ 17,595	$ 27,655	$ (570)	$ 44,680
Accrued liabilities	—	19,860	35,212	—	55,072
Total current liabilities	—	37,455	62,867	(570)	99,752
LONG-TERM DEBT—Less current portion	—	1,356,761	—	—	1,356,761
DEFERRED INCOME TAXES	—	162,745	—	—	162,745
OTHER NON-CURRENT LIABILITIES	—	12,281	3,739	—	16,020
Total liabilities	—	1,569,242	66,606	(570)	1,635,278
STOCKHOLDERS' EQUITY	819,162	921,776	2,675,187	(3,596,963)	819,162
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$819,162	$2,491,018	$2,741,793	$(3,597,533)	$2,454,440

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2010
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$ —	$ 64,990	$766,068	$ (3,404)	$ 827,654
COST OF SALES	—	36,398	320,288	(2,098)	354,588
GROSS PROFIT	—	28,592	445,780	(1,306)	473,066
OPERATING EXPENSES:					
Selling and administrative	—	31,130	65,088	(1,300)	94,918
Amortization of intangibles	—	624	14,455	—	15,079
Total operating expenses	—	31,754	79,543	(1,300)	109,997
INCOME FROM OPERATIONS	—	(3,162)	366,237	(6)	363,069
OTHER INCOME (EXPENSES)					
Interest expense—Net	—	(110,127)	(2,107)	—	(112,234)
Equity in income of subsidiaries	163,445	237,334	—	(400,779)	—
INCOME BEFORE INCOME TAXES	163,445	124,045	364,130	(400,785)	250,835
INCOME TAX PROVISION (BENEFIT)	—	(39,400)	126,790	—	87,390
NET INCOME	$163,445	$ 163,445	$237,340	$(400,785)	$ 163,445

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$ —	$ 68,660	$694,730	$ (1,838)	$761,552
COST OF SALES	—	38,647	295,077	(1,518)	332,206
GROSS PROFIT	—	30,013	399,653	(320)	429,346
OPERATING EXPENSES:					
Selling and administrative	—	27,010	53,308	(300)	80,018
Amortization of intangibles	—	624	13,304	—	13,928
Total operating expenses	—	27,634	66,612	(300)	93,946
INCOME FROM OPERATIONS	—	2,379	333,041	(20)	335,400
OTHER INCOME (EXPENSES)					
Interest expense—Net	—	(79,880)	(4,518)	—	(84,398)
Equity in income of subsidiaries	162,902	213,190	—	(376,092)	—
INCOME BEFORE INCOME TAXES	162,902	135,689	328,523	(376,112)	251,002
INCOME TAX PROVISION (BENEFIT)	—	(27,213)	115,313	—	88,100
NET INCOME	$162,902	$162,902	$213,210	$(376,112)	$162,902

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$ —	$ 77,319	$638,256	$ (1,864)	$713,711
COST OF SALES	—	46,140	283,298	(1,658)	327,780
GROSS PROFIT	—	31,179	354,958	(206)	385,931
OPERATING EXPENSES:					
Selling and administrative	—	24,005	50,645	—	74,650
Amortization of intangibles	—	624	11,378	—	12,002
Total operating expenses	—	24,629	62,023	—	86,652
INCOME FROM OPERATIONS	—	6,550	292,935	(206)	299,279
OTHER INCOME (EXPENSES)					
Interest expense—Net	—	(86,382)	(6,295)	—	(92,677)
Equity in income of subsidiaries	133,126	184,391	—	(317,517)	—
INCOME BEFORE INCOME TAXES	133,126	104,559	286,640	(317,723)	206,602
INCOME TAX PROVISION (BENEFIT)	—	(28,567)	102,043	—	73,476
NET INCOME	$133,126	$133,126	$184,597	$(317,723)	$133,126

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES	$ 2,583	$ (56,456)	$ 251,175	$ 2	$ 197,304
INVESTING ACTIVITIES:					
Capital expenditures	—	(1,875)	(11,012)	—	(12,887)
Acquisitions of businesses, net of cash	—	(166,557)	—	—	(166,557)
Proceeds from sale of real estate	—	—	2,885		2,885
Net cash used in investing activities	—	(168,432)	(8,127)	—	(176,559)
FINANCING ACTIVITIES:					
Intercompany activities	367,961	(126,790)	(241,169)	(2)	—
Excess tax benefits related to share-based payment arrangements	17,459	—	—	—	17,459
Proceeds from exercise of stock options	6,361	—	—	—	6,361
Dividends paid	(404,868)	—	—	—	(404,868)
Proceeds from senior subordinated notes-net of discount and financing fees	—	404,248	—	—	404,248
Net cash provided by (used in) financing activities	(13,087)	277,458	(241,169)	(2)	23,200
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,504)	52,570	1,879	—	43,945
CASH AND CASH EQUIVALENTS— Beginning of year	15,388	173,630	1,149	—	190,167
CASH AND CASH EQUIVALENTS— End of year	$ 4,884	$ 226,200	$ 3,028	$—	$ 234,112

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2009 (Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES	$ (6,428)	$ (22,930)	$ 226,470	$—	$ 197,112
INVESTING ACTIVITIES:					
Capital expenditures	—	(2,370)	(10,785)	—	(13,155)
Acquisitions of businesses	—	(155,233)	—	—	(155,233)
Net cash used in investing activities	—	(157,603)	(10,785)	—	(168,388)
FINANCING ACTIVITIES:					
Intercompany activities	17,883	193,483	(211,366)	—	—
Excess tax benefits related to share-based payment arrangements	9,278	—	—	—	9,278
Proceeds from exercise of stock options	8,345	—	—	—	8,345
Purchase of treasury stock	(15,242)	—	—	—	(15,242)
Net cash provided by (used in) financing activities	20,264	193,483	(211,366)	—	2,381
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,836	12,950	4,319	—	31,105
CASH AND CASH EQUIVALENTS— Beginning of year	1,552	160,680	(3,170)	—	159,062
CASH AND CASH EQUIVALENTS— End of year	$ 15,388	$ 173,630	$ 1,149	$—	$ 190,167

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008
(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES	$ 2,041	$ (35,261)	$ 222,855	$—	$ 189,635
INVESTING ACTIVITIES:					
Capital expenditures	—	(1,754)	(9,130)	—	(10,884)
Acquisitions of businesses	—	(154,160)	—	—	(154,160)
Net cash used in investing activities	—	(155,914)	(9,130)	—	(165,044)
FINANCING ACTIVITIES:					
Intercompany activities	(40,131)	254,075	(213,944)	—	—
Excess tax benefits related to share-based payment arrangements	18,756	—	—	—	18,756
Proceeds from exercise of stock options	9,769	—	—	—	9,769
Net cash provided by (used in) financing activities	(11,606)	254,075	(213,944)	—	28,525
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,565)	62,900	(219)	—	53,116
CASH AND CASH EQUIVALENTS— Beginning of year	11,117	97,780	(2,951)	—	105,946
CASH AND CASH EQUIVALENTS— End of year	$ 1,552	$ 160,680	$ (3,170)	$—	$ 159,062

TRANSDIGM GROUP INCORPORATED

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED SEPTEMBER 30, 2010, 2009, AND 2008
(Amounts in Thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Acquisitions	Deductions from Reserve[1]	Balance at End of Period
Year Ended September 30, 2010					
Allowance for doubtful accounts . . .	$ 2,448	$ (156)	$ 678	$ 700	$ 2,270
Reserve for excess and obsolete inventory . . .	17,018	22	1,882	671	18,251
Year Ended September 30, 2009					
Allowance for doubtful accounts . . .	2,182	636	295	665	2,448
Reserve for excess and obsolete inventory . . .	15,862	2,537	634	2,015	17,018
Year Ended September 30, 2008					
Allowance for doubtful accounts . . .	2,223	369	—	410	2,182
Reserve for excess and obsolete inventory . . .	14,467	2,440	591	1,636	15,862

(1) The amounts in this column represent charge-offs net of recoveries.



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EXHIBIT INDEX
TO FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2010

EXHIBIT NO.	DESCRIPTION
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of TransDigm Group Incorporated
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Principal Executive Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Principal Financial Officer of TransDigm Group Incorporated pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Financial Statements and Notes to Condensed Consolidated Financial Statements formatted in XBRL.



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RECONCILIATION OF NET INCOME TO EBITDA AS DEFINED

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(in millions)																
Net Income	$(5)	$0	$1	$3	$14	$(17)	$11	$14	$31	$(76)	$14	$35	$25	$89	$133	$163	$163
Depreciation and amortization	7	7	7	6	7	6	7	9	13	10	18	17	16	24	25	28	30
Interest expense, net	5	5	5	3	3	23	28	32	37	43	75	80	77	92	93	84	112
Income tax provision	(2)	–	2	5	13	(2)	8	9	17	(45)	6	23	16	53	74	88	88
Warrant put value adjustment	1	1	2	5	7	–	–	–	–	–	–	–	–	–	–	–	–
Extraordinary item	–	–	–	2	–	–	–	–	–	–	–	–	–	–	–	–	–
EBITDA	6	13	17	24	44	10	54	64	98	(68)	113	155	134	258	325	363	393
Merger expense	–	–	–	–	–	40	–	–	–	176	–	–	–	–	–	–	–
Refinancing costs	–	–	–	–	–	–	–	–	–	–	–	–	49	–	–	–	–
Acquisition-related costs	4	–	–	1	–	1	–	8	–	15	20	2	1	9	2	6	12
Non-cash compensation and deferred compensation costs	–	–	–	–	–	–	–	–	–	1	6	7	1	6	6	6	7
One-time special bonus	–	–	–	–	–	–	–	–	–	–	–	–	6	–	–	–	–
Public offering costs	–	–	–	–	–	–	–	–	–	–	–	–	3	2	–	–	–
EBITDA As Defined	**$10**	**$13**	**$17**	**$25**	**$44**	**$51**	**$54**	**$72**	**$98**	**$124**	**$139**	**$164**	**$194**	**$275**	**$333**	**$375**	**$412**


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SHAREHOLDER INFORMATION

COMMON STOCK DATA

New York Stock Exchange Symbol: TDG


TDG
LISTED
NYSE

Our common stock is traded on the New York Stock Exchange under the ticker symbol TDG. The following chart sets forth, for the periods indicated, the high and low sales prices of our common stock on the NYSE.

FISCAL YEAR 2010	High	Low
1st Quarter	$50.94	$38.92
2nd Quarter	54.48	46.54
3rd Quarter	57.31	48.68
4th Quarter	64.67	49.22

FISCAL YEAR 2009	High	Low
1st Quarter	$35.60	$23.00
2nd Quarter	40.56	29.51
3rd Quarter	40.63	31.49
4th Quarter	50.93	35.15

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940
800.622.6757
computershare.com/investor

FORM 10-K

The TransDigm Group Incorporated Annual Report on Form 10-K for the fiscal year ended September 30, 2010, is available at our website, www.transdigm.com. Copies are also available without charge upon request to the Investor Relations Department at the address listed for the corporate headquarters.

CORPORATE HEADQUARTERS

TransDigm Group Incorporated
The Tower at Erieview,
1301 East 9th Street, Suite 3000
Cleveland, OH 44114
216.706.2960

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held at The Tower at Erieview, 1301 East 9th Street, 4th Floor, Cleveland, OH 44114, on March 3, 2011, at 9 a.m. Eastern Time.

NUMBER OF STOCKHOLDERS

The number of beneficial holders of the Company's common shares as of November 8, 2010, was approximately 3,400.

WEBSITE

transdigm.com

INVESTOR CONTACT

JONATHAN D. CRANDALL
Investor Relations
216.706.2945
ir@transdigm.com

INDEPENDENT AUDITORS

Ernst & Young LLP

ANALYST COVERAGE

BANK OF AMERICA MERRILL LYNCH
Ronald J. Epstein
646.855.5695

BARCLAYS CAPITAL
Carter Copeland
212.526.1661

CJS SECURITIES
Fred Buonocore
914.287.7600

CAPSTONE INVESTMENTS
Michael Callahan
312.873.0773

CREDIT SUISSE
Robert Spingarn
212.538.1895

DAVENPORT & COMPANY LLC
Carter Leake
804.780.2052

D.A. DAVIDSON & CO.
J.B. Groh
503.603.3053

DEUTSCHE BANK
Myles Walton
617.217.6259

KEY BANC CAPITAL MARKETS
Michael F. Ciarmoli
610.260.6046

J.P. MORGAN
Joseph B. Nadol III
212.622.6548

OPPENHEIMER & CO.
Ed Keller
617.556.3708

RBC CAPITAL MARKETS
R. Rama Bondada
212.905.2949

SOLEIL – GREAT LAKES REVIEW
Elliott L. Schlang
216.767.1340

STEPHENS INC.
Eric Hugel
212.891.1738

UBS
David E. Strauss
212.713.6185

WEDBUSH
Kenneth Herbert
415.274.6875

EXECUTIVE OFFICER CERTIFICATIONS

In 2010, the Company's chief executive officer submitted to the New York Stock Exchange the Annual CEO Certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company's chief executive officer and chief financial officer filed with the Securities and Exchange Commission the certifications required by Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosure in its 2010 annual report on form 10-K, a copy of which is included in this report.

TRANSDIGM GROUP INC.

INNOVATIVE AEROSPACE SOLUTIONS

TransDigm Group Incorporated
The Tower at Erieview
1301 East 9th Street, Suite 3000
Cleveland, OH 44114
216.706.2960
transdigm.com





